UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INFOSYS LIMITED

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Equity Shares, par value Rs. 5 per share

(Title of Class of Securities)

The Equity Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number

(CUSIP Number of Class of Securities)

M.D. Ranganath

Chief Financial Officer

Infosys Limited

Electronics City, Hosur Road

Bengaluru, Karnataka

India 560 100

+91-80-2852-0261

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steven V. Bernard, Esq.

Bradley L. Finkelstein, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Telephone: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer per General Instruction D of Schedule TO.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing on Schedule TO relates solely to preliminary communications made before the commencement of a potential tender offer for outstanding equity shares (the “Shares”) of Infosys Limited, a company organized under the laws of the Republic of India (the “Company” or “Infosys”) (the “Buyback”).

Additional Information

The Buyback for the outstanding equity shares of the Company referenced herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Company’s Buyback or otherwise. Any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the letter of offer and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.

Forward-Looking Statements

This filing on Schedule TO includes certain “forward-looking statements.” These forward-looking statements are based on management’s beliefs as well as on a number of assumptions concerning future events made using information currently available to management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, among other things, the expected benefits and costs of the Buyback; the anticipated timing of filings and approvals relating to the Buyback; and the expected timing of the completion of the Buyback. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, the possibility that the Buyback is not approved or otherwise commenced on the anticipated timetable or at all, and those discussed in the “Risk Factors” section in the Company’s Annual Report on Form 20-F for the year ended March 31, 2017.

DRAFT LETTER OF OFFER

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This Draft Letter of Offer is sent to you as registered equity shareholders of Infosys Limited (the “Company”) as on November 1, 2017 (the “Record Date”), or beneficial owners of fully paid-up equity share(s) of face value of ₹5/- (Rupees Five only) each of the Company (the “Equity Shares”) as on the Record Date (as per the records made available to the Company by Depositories as on the Record Date in accordance with the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998, as amended (the “Buyback Regulations”). If you require any clarifications about the action to be taken, you may consult your stock broker or investment consultant or the Managers to the Buyback or the Registrar to the Buyback. Please refer to the section on ‘Key Definitions’ for the definition of the capitalized terms used herein.

Infosys Limited

Regd. Office: Electronics City, Hosur Road, Bengaluru 560 100, India.

Corporate Identification Number (CIN): L85110KA1981PLC013115

Website: www.infosys.com; Email: investors@infosys.com

Tel: +91-80-2852 0261; Fax: +91-80-2852 0362

Contact Person: A. G. S. Manikantha, Company Secretary

Tel: +91-80-4116 7775; Fax: +91-80-2852 0754; E-mail: sharebuyback@infosys.com

CASH OFFER TO BUY BACK UP TO 11,30,43,478 FULLY PAID-UP EQUITY SHARES OF FACE VALUE ₹5/- EACH, REPRESENTING 4.92% OF THE TOTAL NUMBER OF EQUITY SHARES IN THE ISSUED, SUBSCRIBED AND PAID-UP EQUITY SHARE CAPITAL OF THE COMPANY, FROM ALL THE EXISTING SHAREHOLDERS / BENEFICIAL OWNERS OF EQUITY SHARES OF THE COMPANY AS ON THE RECORD DATE AS PER THE RECORDS MADE AVAILABLE TO THE COMPANY BY DEPOSITORIES AS ON THE RECORD DATE, ON A PROPORTIONATE BASIS (SUBJECT TO SMALL SHAREHOLDER RESERVATION), THROUGH THE “TENDER OFFER” ROUTE AT A PRICE OF ₹1,150/- (RUPEES ONE THOUSAND ONE HUNDRED AND FIFTY ONLY) PER EQUITY SHARE FOR AN AGGREGATE AMOUNT OF UP TO ₹13,000 CRORE (RUPEES THIRTEEN THOUSAND CRORE ONLY). THE TOTAL AMOUNT TO BE USED FOR BUYBACK IS 20.51% OF THE TOTAL PAID-UP EQUITY SHARE CAPITAL AND FREE RESERVES AS PER THE AUDITED STANDALONE ACCOUNTS OF THE COMPANY AS OF JUNE 30, 2017.

1)	The Buyback is in accordance with Article 14 of the Articles of Association of the Company and subject to the provisions of Sections 68, 69, 70 and all other applicable provisions, if any, of the Companies Act, 2013 (the “Act”), the Companies (Share Capital and Debentures) Rules, 2014, the Companies (Management and Administration) Rules, 2014, each as amended and in compliance with Regulation 4(1)(a) and other applicable provisions contained in the Buyback Regulations including any amendments, statutory modifications or re-enactments thereof, for the time being in force and is subject to such other approvals, permissions and sanctions as may be necessary, from time to time, from any statutory and/ or regulatory authority.

2)	The Buyback Size represents 20.51% of the total paid-up equity share capital and free reserves as per the audited standalone Balance Sheet of the Company as on June 30, 2017 and is within the statutory limits of 25% of the fully paid-up equity share capital and free reserves as per the last audited standalone accounts of the Company.

3)	This Draft Letter of Offer will be sent to the Eligible Shareholders as on the Record Date.

4)	The procedure for tender and settlement is set out in Section 24 of this Draft Letter of Offer. The tender form (“Tender Form”) is enclosed together with this Draft Letter of Offer.

5)	For mode of payment of consideration to the Eligible Shareholders, please refer to paragraph 24.25 of this Draft Letter of Offer.

6)	A copy of the Public Announcement published on October 10, 2017 and this Draft Letter of Offer (including the Tender Form) is available on the website of the Securities and Exchange Board of India - http://www.sebi.gov.in.

7)	Equity Shareholders are advised to refer to Section 20 (Statutory Approvals) and Section 25 (Note on Taxation) of this Draft Letter of Offer before tendering their Equity Shares in the Buyback.

BUYBACK OPENS ON: [•]

BUYBACK CLOSES ON: [•]

LAST DATE OF RECEIPT OF COMPLETED TENDER FORMS AND OTHER SPECIFIED DOCUMENTS INCLUDING PHYSICAL SHARE CERTIFICATES BY THE REGISTRAR AND TRANSFER AGENT: [•] [•]

MANAGERS TO THE BUYBACK	REGISTRAR TO THE BUYBACK

Kotak Mahindra Capital Company Limited

27BKC, 1st Floor, Plot No. C-27, “G” Block,

Bandra Kurla Complex, Bandra (East), Mumbai 400 051

Tel: +91-22-4336 0128 / Fax: +91-22-6713 2447

Email:

Project.Infosysbuyback@kotak.com

Contact Person: Ganesh Rane

SEBI Registration Number: INM000008704

Validity Period: Permanent

CIN: U67120MH1995PLC134050

J.P. Morgan India Private Limited

J.P. Morgan Tower, Off. C.S.T. Road, Kalina, Santacruz (East), Mumbai – 400 098,

Maharashtra, India

Tel.: +91-22-6157 3302 / Fax: +91-22-6157 3911

Email:

infosys_bb2017@jpmorgan.com

Contact Person: Rajat Agarwal

SEBI Registration Number: INM000002970

Validity Period: Permanent

CIN: U67120MH1992FTC068724

Karvy Computershare Private
Limited

Karvy Selenimum, Tower-B, Plot
No 31 - 32,

Gachibowli Financial District,
Nanakramguda

Hyderabad 500032, India

Tel: +91-40-6716 2222 / Fax: +91-
40-2343 1551

Email:
infosyssharebuyback@karvy.com

Contact Person : M. Murali Krishna

SEBI Registration Number:
INR000000221

Validity Period: Permanent

CIN: U72400TG2003PTC041636

The Offer is pursuant to the Buyback Regulations as well as in accordance with provisions of Sections 68, 69, 70 and all other applicable provisions, if any, of the Companies Act, 2013

For a summary of the terms of the Buyback Offer as set out in this Draft Letter of Offer, please refer to the Summary Term Sheet provided on Annexure 1.

Certain figures contained in this Draft Letter of Offer, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. One crore equals to ten million.

As intimated in the Postal Ballot Notice dated August 25, 2017 (refer to section (j) of the explanatory statement attached to the Postal Ballot Notice – Additional Information for Holders of the Company’s American Depositary Shares), in order for the ADS holders to participate in the Buyback, they must have previously taken certain actions in order to withdraw the Equity Shares underlying the ADSs held by them in advance of the Record Date and should have become holders of Equity Shares on the Record Date. In the Postal Ballot Notice, the Company had intimated that ADS holders had approximately 45-50 days from the date of the Postal Ballot Notice to take such steps as may be required for ADS holders to hold Equity Shares as on the Record Date. ADS holders are advised to read paragraph 23.6 of this Draft Letter of Offer, “Participation by ADS Holders” for additional details concerning participation in the Buyback by ADS holders.

Legend Required by U.S. Law

The Buyback referenced herein has not yet commenced. This Draft Letter of Offer has been filed with the Securities and Exchange Board of India and remains subject to its review and approval. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Company’s Buyback or otherwise. If the Draft Letter of Offer is approved by the Securities and Exchange Board of India, any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the letter of offer and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Legend Required by French Law

This Draft Letter of Offer does not constitute an offer document (note d’information) within the meaning of French law. No offer document reviewed or approved by the Autorité des marchés financiers will be published. The Company has however made public in France a statutory press release submitted to the appreciation of the Autorité des marchés financiers in accordance with article 231-24 of the Règlement général de l’Autorité des marchés financier on September 19, 2017. Such statutory press release has been distributed in accordance with the provisions of article 221-3 of the Règlement général de l’Autorité des marchés financiers and is available on the Company’s website at www.infosys.com/share-buy-back/ and on the website www.info-financiere.fr. The ADS Holders whose ADSs are registered with Euroclear France are advised to read the foregoing statutory press release as well as any additional press release made public by the Company in accordance with article 231-24 of the Règlement général de l’Autorité des marchés financiers in addition to the other documents relating to the Buyback that are disclosed by the Company in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information.

A copy of this Draft Letter of Offer will also be available on www.info-financiere.fr.

1. SCHEDULE OF ACTIVITIES

Activity	Schedule of activities
	Date	Day
Date of Board Meeting approving the proposal for the Buyback	August 19, 2017	Saturday
Date on which the result of the postal ballot through which the Shareholders approved the Buyback was declared	October 9, 2017	Monday
Date of publication of the Public Announcement for Buyback in newspapers	October 10, 2017	Tuesday
Record Date for determining the Buyback Entitlement and the names of Eligible Shareholders	November 1, 2017	Wednesday
Buyback Opens on	[•]	[•]
Buyback Closes on	[•]	[•]
Last date of receipt of completed Tender Forms and other specified documents including physical share certificates by the RTA	[•]	[•]
Last date of verification by Registrar	[•]	[•]
Last date of providing Acceptance of tendered Equity Shares to the Indian Stock Exchanges by the Registrar	[•]	[•]
Last date of settlement of bids / payment of consideration by the clearing corporations	[•]	[•]
Last date of dispatch of share certificate(s) by RTA / return of unaccepted demat shares by Indian Stock Exchanges to Seller Member / Eligible Shareholder	[•]	[•]
Last Date of Extinguishment of Equity Shares	[•]	[•]

Note: Where last dates are mentioned for certain activities, such activities may happen on or before the respective last dates.

2. KEY DEFINITIONS

This Draft Letter of Offer uses certain definitions and abbreviations which, unless the context otherwise indicates or implies or specifies otherwise, shall have the meaning as provided below. References to any legislation, act, regulation, rules, guidelines or policies shall be to such legislation, act, regulation, rules, guidelines or policies as amended, supplemented, or re-enacted from time to time and any reference to a statutory provision shall include any subordinate legislation made from time to time under that provision.

The words and expressions used in this Draft Letter of Offer, but not defined herein, shall have the meaning ascribed to such terms under the Buyback Regulations, the Act, the Depositories Act, 1996 and the rules and regulations made thereunder.

Acceptance	Acceptance of Equity Shares tendered by Eligible Shareholders in the Buyback Offer

Acceptance Form	Tender Form

Acquisition Window	The separate window made available by the Indian Stock Exchanges to facilitate acquisition of Equity Shares through the stock exchange mechanism pursuant to an offer in accordance with the SEBI Circulars

Act	The Companies Act, 2013, as may be amended from time to time, along with all rules and regulations issued thereunder

AMF	Autorité des marchés financiers

Articles	Articles of Association of the Company

Board or Board of Directors	Board of directors of the Company, which shall include any committee constituted by the Board to exercise its powers

Board Meeting	Meeting of the Board of Directors of the Company held on August 19, 2017

Bank	Kotak Mahindra Bank Limited

BSE	BSE Limited

Buyback Regulations	Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998

Buyback Committee	Buyback committee, constituted on August 19, 2017 and thereafter reconstituted on August 25, 2017 subsequent to changes in the Board of Directors of the Company, comprising Ravi Venkatesan, Independent Director, U.B. Pravin Rao, Interim-Chief Executive Officer and Managing Director, M. D. Ranganath, Chief Financial Officer, Jayesh Sanghrajka, Deputy Chief Financial Officer, Inderpreet Sawhney, General Counsel and Chief Compliance Officer, and A. G. S. Manikantha, Company Secretary of the Company

Buyback Entitlement or Entitlement	The number of Equity Shares that an Eligible Shareholder is entitled to tender in the Buyback, based on the number of Equity Shares held by such Eligible Shareholder on the Record Date and the ratio / percentage of Buyback applicable to such Eligible Shareholder

Buyback or Buyback Offer or Offer	Offer to buy back up to 11,30,43,478 Equity Shares of face value ₹ 5/- (Rupees Five only) each of Infosys Limited at a price of ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty only) per Equity Share in accordance with the Buyback Regulations and relevant provisions of the Act via the Tender Offer route

Buyback Price or Offer Price	Price at which Equity Shares will be bought back from the Eligible Shareholders, i.e., ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty only) per Equity Share

Buyback Size or Offer Size	Number of Equity Shares proposed to be bought back multiplied by the Buyback Price, i.e., up to ₹ 13,000 Crore (Rupees Thirteen Thousand Crore only)

Clearing Corporation	Indian Clearing Corporation Limited or the National Securities Clearing Corporation Limited, as applicable

Closing Date	[•]

Company	Infosys Limited

Depositories	The National Securities Depository Limited and the Central Depository Services Limited

DLOF or Draft Letter of Offer	This Draft Letter of Offer dated October 17, 2017 filed with the SEBI and the SEC

DP	Depository Participant

Designated Stock Exchange	The designated stock exchange for the Buyback, being, BSE Limited

Equity Share(s) or Share(s)	The Company’s fully paid-up equity share(s) of face value of ₹5/- (Rupees Five only) each

Equity Shareholder(s) or Shareholder(s)	Holders of the Equity Shares of the Company

Eligible Person(s) or Eligible Shareholder(s)	Person(s) eligible to participate in the Buyback Offer, i.e., all equity shareholders/beneficial owner(s) of Equity Shares of the Company as on Record Date, i.e., November 1, 2017 as per the records made available to the Company by Depositories as on the Record Date.

Escrow Account	Escrow account opened in accordance with Buyback Regulations, in the name of “[•]” bearing the account number [•][1]

Escrow Agent	Kotak Mahindra Bank Limited

Escrow Agreement	The escrow agreement entered into between the Company, the Managers to the Buyback and Kotak Mahindra Bank Limited

ESOP	Employee stock option plan

FEMA	Foreign Exchange and Management Act, 1999

FIIs	Foreign institutional investors

FPIs	Foreign portfolio investors

General Category	Eligible Shareholders other than the Small Shareholders

Indian Stock Exchanges or Recognized Stock Exchanges	BSE Limited and National Stock Exchange of India Limited

IT Act/ Income Tax Act	Income-tax Act, 1961, as amended

Listing Regulations	Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

LOF or Letter of Offer	The Letter of Offer dated [•] to be sent to the Eligible Shareholders

Managers to the Buyback or Managers to the Offer	Kotak Mahindra Capital Company Limited and J.P. Morgan India Private Limited

Management Rules	Companies (Management and Administration) Rules, 2014

Non-Resident Shareholders	Includes foreign corporate bodies (including erstwhile overseas corporate bodies), foreign institutional investors/ foreign portfolio investors, non-resident Indians, shareholders of foreign nationality and ADS holders with underlying Equity Shares upon withdrawal of such Equity Shares

NSE	National Stock Exchange of India Limited

NYSE	New York Stock Exchange

OCB	Overseas corporate bodies

Offer Period or Tendering Period	Period of ten working days from the date of opening of the Buyback Offer, i.e., [•] till its closure, i.e., [•] (both days inclusive)

Opening Date	[•]

PA or Public Announcement	The Public Announcement, made in accordance with the Buyback Regulations, dated October 9, 2017, published on October 10, 2017 in all English and Hindi editions of Business Standard (English and Hindi national daily), all Karnataka editions of Prajavani (Regional language daily – Kannada), each with wide circulation, the Mumbai, Bengaluru and Delhi editions of the Economic Times, the Bengaluru, Hyderabad, Ahmedabad, Mysore and Kolkata editions of the Times of India and in the U.S. national edition of the New York Times

PAN	Permanent Account Number

Postal Ballot Notice	The postal ballot notice dated August 25, 2017 sent by the Company to its shareholders for the purpose of seeking their approval for the Buyback by way of a special resolution

Promoters	Promoters as have been disclosed under the filings made by the Company under the Listing Regulations, and the Takeover Regulations

RBI	Reserve Bank of India

RoC	Registrar of Companies

RSU	Restricted stock units

Record Date	The date for the purpose of determining the entitlement and the names of the Eligible Shareholders, to whom the LOF will be sent and who are eligible to participate in the Buyback Offer in accordance with Buyback Regulations. This date shall be November 1, 2017

[1]	Note: The escrow account is in the process of being opened. Details in relation thereto will be included in the final letter of offer to be sent to the Eligible Shareholders.

Registrar to the Buyback or Registrar to the Offer	Karvy Computershare Private Limited

Reserved Category	The Small Shareholders eligible to tender Equity Shares in the Buyback

SEBI	The Securities and Exchange Board of India

SEBI Circulars	Circular issued by SEBI bearing number CIRCFD/POLICYCELL/1/2015 dated April 13, 2015 as amended via SEBI circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, including any amendments thereof

SEC	U.S. Securities and Exchange Commission

Seller Member or Seller Broker	A stock broker (who is a member of the BSE and/or NSE) of an Eligible Shareholder, through whom the Eligible Shareholder wants to participate in the Buyback

Share Capital Rules	Companies (Share Capital and Debenture) Rules, 2014

Small Shareholder	An Eligible Shareholder who holds Equity Shares of market value not more than ₹ 200,000/- (Rupees Two Lakhs only), on the basis of the closing price on the Recognized Stock Exchange registering the highest trading volume as on the Record Date, i.e., November 1, 2017

Shareholders	Holders of Equity Shares and includes beneficial owners thereof

Statutory Auditor	Deloitte Haskins & Sells LLP

Takeover Regulations	The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended

Tender Offer	Method of buyback as defined in Regulation 2(1)(o) of the Buyback Regulations

TRS	Transaction Registration Slip

Working Day	Unless otherwise specified, working day shall have the meaning ascribed to it under the Buyback Regulations

3.	DISCLAIMER CLAUSE

3.1.	As required, a copy of this Draft Letter of Offer has been submitted to SEBI.

3.2.	It is to be distinctly understood that submission of the Draft Letter of Offer to SEBI should not in any way be deemed or construed to evidence that the same has been cleared or approved by SEBI. SEBI does not take any responsibility either for the financial soundness of the Company to meet the Buyback commitments or for the correctness of the statements made or opinions expressed in the offer document. The Managers to the Buyback, Kotak Mahindra Capital Company Limited and J.P. Morgan India Private Limited, have certified that the disclosures made in the offer document are generally adequate and are in conformity with the provisions of the Act and the Buyback Regulations. This requirement is to facilitate investors to take an informed decision for tendering their Equity Shares in the Buyback.

3.3.	It should also be clearly understood that while the Company is primarily responsible for the correctness, adequacy and disclosure of all relevant information in the offer document, the Managers to the Buyback are expected to exercise due diligence to ensure that the Company discharges its duty adequately in this behalf and towards this purpose, the Managers to the Buyback, Kotak Mahindra Capital Company Limited and J.P. Morgan India Private Limited, have furnished to SEBI a due diligence certificate dated October 17, 2017 in accordance with Buyback Regulations, which reads as follows:

“We have examined various documents and materials relevant to the Buyback, as part of the due diligence carried out by us in connection with the finalisation of the Public Announcement and the Draft Letter of Offer. On the basis of such examination and the discussions with the Company, we hereby state that:

•	the Public Announcement and the Draft Letter of Offer are in conformity with the documents, materials and papers relevant to the Buyback;

•	all the legal requirements connected with the said offer including the Buyback Regulations, have been duly complied with;

•	the disclosures in the Public Announcement and the Draft Letter of Offer are, to the best of our knowledge, true, fair and adequate in all material respects for the shareholders of the Company to make a well-informed decision in respect of the Buyback; and

•	funds used for the Buyback shall be as per the provisions of the Companies Act.”

3.4.	The filing of the Draft Letter of Offer with SEBI does not, however, absolve the Company from any liabilities under the provisions of the Act or from the requirement of obtaining such statutory or other clearances as may be required for the purpose of the proposed Buyback.

3.5.	The directors of the Company declare and confirm that no information or material likely to have a bearing on the decision of the Eligible Shareholders has been suppressed/withheld and/or incorporated in the manner that would amount to mis-statement/mis-representation and in the event of it transpiring at any point of time that any information/material has been suppressed/withheld and/or amounts to a mis-statement/misrepresentation, the directors and the Company shall be liable for penalties pursuant to the terms of the provisions of the Act and the Buyback Regulations.

3.6.	The directors also declare and confirm that funds borrowed from banks and financial institutions, if any, will not be used for the Buyback.

3.7.	Disclaimer regarding holders of Infosys securities residing in France

This Draft Letter of Offer does not constitute an offer document (note d’information) within the meaning of French law. No offer document reviewed or approved by the Autorité des marchés financiers will be published. The Company has however made public in France a statutory press release submitted to the appreciation of the Autorité des marchés financiers in accordance with article 231-24 of the Règlement général de l’Autorité des marchés financier on September 19, 2017. Such statutory press release has been distributed in accordance with the provisions of article 221-3 of the Règlement général de l’Autorité des marchés financiers and is available on the Company’s website at www.infosys.com/share-buy-back/ and on the website www.info-financiere.fr. The ADS Holders whose ADSs are registered with Euroclear France are advised to read the foregoing statutory press release as well as any additional press release made public by the Company in accordance with article 231-24 of the Règlement général de l’Autorité des marchés financiers in addition to the other documents relating to the Buyback that are disclosed by the Company in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information.

3.8.	Disclaimer for Persons in other foreign countries

Except for the filing of the Draft Letter of Offer on Schedule TO-C with the U.S. Securities and Exchange Commission, this Draft Letter of Offer has not been filed, registered or approved in any jurisdiction outside India. This Draft Letter of Offer does not in any way constitute an offer to sell, or an invitation to sell, any securities in any jurisdiction in which such offer or invitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation would subject the Company or the Manager to the Offer to any new or additional requirements or registrations. Potential users of the information contained in this Draft Letter of Offer are requested to inform themselves about and to observe any applicable legal requirement or restrictions.

3.9.	Important Notice to All Shareholders

This Draft Letter of Offer has been prepared for the purposes of compliance with the Buyback Regulations. Accordingly, the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws and regulations of any jurisdiction outside of India. Except as otherwise required by applicable law, the Company and the Managers to the Buyback are under no obligation to update the information contained herein at any time after the date of this Draft Letter of Offer.

This Draft Letter of Offer does not in any way constitute an offer to sell, or an invitation to sell, any securities in any jurisdiction in which such offer or invitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation. The Draft Letter of Offer shall be dispatched to all Shareholders whose names appear on the register of members of the Company, as of the Record Date. However, receipt of the Draft Letter of Offer by any Shareholders in a jurisdiction in which it would be illegal to make this Offer, or where making this Offer would require any action to be taken (including, but not restricted to, registration of the Draft Letter of Offer under any local securities laws), shall not be treated by such Shareholders as an offer being made to them. Potential users of the information contained in the Draft Letter of Offer are requested to inform themselves about and to observe any such restrictions. Any Eligible Shareholder who tenders his, her or its Equity Shares in the Buyback Offer shall be deemed to have declared, represented, warranted and agreed that he, she or it is authorized under the provisions of any applicable local laws, rules, regulations and statutes to participate in the Buyback.

We recommend that you discuss the personal tax consequences of this offer with your financial, legal and/or tax advisers.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR EQUITY SHARES IN THE BUYBACK. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS DRAFT LETTER OF OFFER. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY US, OUR BOARD OF DIRECTORS, THE MANAGERS TO THE BUYBACK OR THE REGISTRAR TO THE BUYBACK.

3.10.	Forward Looking Statements:

This Draft Letter of Offer contains certain forward-looking statements. These forward-looking statements generally can be identified by words or phrases such as ‘aim’, ‘anticipate’, ‘believe’, ‘expect’, ‘estimate’, ‘intend’, ‘objective’, ‘plan’, ‘project’, ‘will’, ‘will continue’, ‘will pursue’ or other words or phrases of similar import. Similarly, statements that describe our strategies, objectives, plans or goals are also forward-looking statements. All forward-looking statements are subject to risks, uncertainties and assumptions about us that could cause actual results to differ materially from those contemplated by the relevant forward looking statement.

Actual results may differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, Company’s ability to manage growth, intense competition in IT services including those factors which may affect Company’s cost advantage, wage increases, Company’s ability to attract and retain highly skilled professionals and management team, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, Company’s ability to manage its international operations, reduced demand for technology in its key focus areas, disruptions in telecommunication networks, Company’s ability to successfully complete and integrate potential acquisitions, liability for damages on its service contracts, the success of the companies in which Company has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of its intellectual property and general economic conditions affecting its industry, sources of funds available to the Company, potential tax consequences due to changes in tax laws, and currency exchange rate fluctuations. Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings, including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at no charge at www.sec.gov. Shareholders also may obtain free copies of such documents by the Company at www.infosys.com/investors. The Company may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to Shareholders. In addition, please note that the date of this document is October 17, 2017 and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

4.	DETAILS OF BUYBACK RESOLUTION PASSED AT THE BOARD MEETING

The Buyback through Tender Offer was considered and approved by the Board of Directors of the Company at their meeting held on August 19, 2017. Thereafter, the Buyback Committee was reconstituted on August 25, 2017. The extracts of the Board resolutions are as follows:

4.1.	EXTRACTS OF THE RESOLUTION PASSED BY THE BOARD OF DIRECTORS OF INFOSYS LIMITED IN THEIR MEETING HELD ON AUGUST 19, 2017

BUY BACK OF EQUITY SHARES

“RESOLVED THAT in accordance with Article 14 of the Articles of Association of the Company and the provisions of Sections 68, 69, 70 and 110 and all other applicable provisions, if any, of the Companies Act, 2013 (the “Act”), the Companies (Share Capital and Debentures) Rules, 2014, the Companies (Management and Administration) Rules, 2014, including any amendments, statutory modifications or re-enactments thereof, for the time being in force and in compliance with the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (the “Buyback Regulations”), and subject to the approval of the shareholders of the Company by way of postal ballot and subject to such other approvals, permissions and sanctions as may be necessary and subject to any modifications and conditions, if any, as may be prescribed by the appropriate authorities which may be agreed by the Board of Directors of the Company (hereinafter referred to as the “Board”, which expression includes any committee constituted by the Board to exercise its powers, including the powers conferred by this resolution) and subject to such conditions and modifications as may be prescribed or imposed by such government, regulatory, statutory or appropriate authorities, the consent of the Board be and is hereby accorded for the buyback by the Company of its fully paid-up equity shares of face value of ₹ 5/- each (“Equity Shares”), from the equity shareholders of the Company as on a record date (the “Record Date”), for an amount not exceeding ₹ 13,000 Crores (Rupees Thirteen Thousand Crores only) (hereinafter referred to as the “Buyback Offer Size”). The Buyback Offer Size does not include transaction costs namely applicable taxes such as securities transaction tax, GST, stamp duty, filing fees, advisor fees, brokerage, public announcement expenses, printing and dispatch expenses and other incidental and related expenses. The Buyback Offer Size is 20.51% of the total paid-up equity capital and free reserves of the Company as per the latest audited Balance Sheet as on June 30, 2017. The buyback offer will comprise a purchase of up to 11,30,43,478 Equity Shares, aggregating to 4.92% of the paid-up equity share capital of the Company at a price of ₹ 1,150/- (Rupees one thousand One hundred and Fifty Only) per Equity Share on a proportionate basis through the “Tender Offer” route (hereinafter referred to as the “Buyback”), in accordance and consonance with the provisions contained in the Buyback Regulations and the Act.

RESOLVED FURTHER THAT the Company shall implement the Buyback out of its securities premium account and other free reserves and that the Buyback shall be through the Tender Offer route in such manner as may be prescribed under the Act and the Buyback Regulations and on such terms and conditions as the Board may deem fit, subject to shareholders’ approval.

RESOLVED FURTHER THAT as required by Regulation 6 of the Buyback Regulations, the Company shall buy back Equity Shares from the shareholders on a proportionate basis under the Tender Offer route, provided that 15% of the number of Equity Shares which the Company proposes to buy back or the number of Equity Shares entitled as per the shareholding of small shareholders, as defined in the Buyback Regulations (“Small Shareholders”), as of the Record Date, whichever is higher, shall be reserved for Small Shareholders.

RESOLVED FURTHER THAT all of the equity shareholders of the Company as on Record Date will be eligible to participate in the Buyback, including: (i) holders of American Depositary Shares (“ADSs”) of the Company, who cancel any of their ADSs and withdraw the underlying Equity Shares prior to the Record Date, such that they become equity shareholders of the Company as on the Record Date; and (ii) promoters and promoter group of the Company (including members thereof) who hold Equity Shares as on the Record Date, persons in control (including such persons acting in concert) who hold Equity Shares as on the Record Date.

RESOLVED FURTHER THAT the Company shall implement the Buyback using the “Mechanism for acquisition of shares through Stock Exchange” notified by Securities and Exchange Board of India (“SEBI”) vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 as amended via SEBI circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, including any amendments thereof.

RESOLVED FURTHER THAT the Buyback from the shareholders who are residents outside India including foreign corporate bodies (including erstwhile overseas corporate bodies), foreign institutional investors/foreign portfolio investors, non-resident Indians, shareholders of foreign nationality and ADS holders with underlying Equity Shares upon withdrawal of such Equity Shares, if any, shall be subject to Foreign Exchange Management Act, 1999 and rules and regulations framed there under, if any, Income Tax Act, 1961 and rules and regulations framed there under, the Depository Receipts Scheme, 2014, as applicable, and also subject to such approvals, if and to the extent necessary or required from authorities concerned including, but not limited to, approvals from the Reserve Bank of India (“RBI”) under Foreign Exchange Management Act, 1999 and rules and regulations framed there under, if any.

RESOLVED FURTHER THAT a Buyback Committee comprising Mr. Ravi Venkatesan – Co-Chairman, Dr. Vishal Sikka – Executive Vice-Chairman, Mr. U.B. Pravin Rao – Interim-Managing Director and Chief Executive Officer, Mr. M. D. Ranganath, Chief Financial Officer, Mr. Jayesh Sanghrajka, Deputy Chief Financial Officer, Ms. Inderpreet Sawhney, General Counsel, and Mr. A. G. S. Manikantha, Company Secretary of the Company be and is hereby constituted. The powers of the Board in respect of Buyback be delegated to the Committee (“Buyback Committee”) and the Buyback Committee is hereby authorized to do all such acts, deeds and things as may be necessary, expedient or proper with regard to the implementation of the buyback, including, but not limited to, the following:

1.	Initiating all necessary actions for preparation and amendments of postal ballot notice, issue of the public announcement, letter of offer and other related documents;

2.	Filing of the public announcement, the draft letter of offer, the letter of offer, the certificates for declaration of solvency and other related documents;

3.	Making any corrections, amendments, deletions, additions to the public announcement, draft letter of offer, advertisements, or any other documents in relation to the Buyback and filing / publishing / submitting the revised public announcement, draft letter of offer and any other public notices or other documents in relation to the Buyback, as required by relevant authorities;

4.	Giving any information, explanation, declarations and confirmations in relation to the public announcement, draft letter of offer and any other advertisements, as may be required by the relevant authorities including SEBI and U.S. Securities and Exchange Commission (“SEC”);

5.	Earmarking and making arrangements for adequate sources of funds for the purpose of the Buyback in accordance with the Buyback Regulations;

6.	To address any queries that may arise in relation to the implementation of the Buyback;

7.	To sign the documents as may be necessary with regard to the Buyback and use the common seal of the Company on relevant documents required to be executed for the Buyback of shares;

8.	Finalizing the terms of the Buyback such as finalizing the date of opening and closing of the Buyback;

9.	Extinguishment of share certificates and filing of certificates of extinguishment in connection with the Buyback on behalf of the Board;

10.	To sign, execute and deliver such documents as may be necessary or desirable in connection with or incidental to the Buyback including, but not limited to, certified copies of all resolutions passed by the Board in connection with the Buyback; and

11.	To do all such acts, deeds, matters and things as it may in its absolute discretion, deem necessary, expedient, usual or proper.

RESOLVED FURTHER THAT the Buyback Committee be and is hereby authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion deem necessary, expedient or proper, for the implementation of the Buyback, including but not limited to appointment of merchant bankers, brokers, lawyers, depository participants, escrow agents, bankers, advisors, registrars, scrutinizers, consultants/representatives/intermediaries/agencies, printers, advertisement agency, compliance officer, as may be required, for the implementation of the Buyback; carrying out incidental documentation as also to make applications to the appropriate authorities for requisite approvals and to initiate all necessary actions for preparation and issue of various documents, opening of accounts including public announcement, letter of offer, extinguishment of share certificates and ‘Certificate of Extinguishment’ required to be filed in connection with the Buyback on behalf of the Board and such other undertakings, agreements, papers, documents and correspondence as may be necessary for the implementation of the Buyback to the SEBI, RBI, Government of India, SEC, BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”), (together with BSE, the “Indian Stock Exchanges”), New York Stock Exchange (“NYSE”), Autorité des marchés financiers (“AMF”), Euronext Paris, Euronext London, Registrar of Companies, Depositories and/or other authorities.

RESOLVED FURTHER THAT the quorum for a meeting of the Buyback Committee shall be the presence of any two members and the Buyback Committee may regulate its own proceedings and meet as often as required, to discharge its functions.

RESOLVED FURTHER THAT the Buyback Committee do report from time to time to the Board, status/progress of actions taken by the Buyback Committee concerning the Buyback.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Buyback Committee be and is hereby authorized to accept and make any alteration(s), modification(s) to the terms and conditions as it may deem necessary, concerning any aspect of the Buyback, in accordance with the statutory requirements as well as to give such directions as may be necessary or desirable, to settle any questions, difficulties or doubts that may arise and generally, to do all acts, deeds, matters and things as it may, in its absolute discretion deem necessary, expedient, usual or proper in relation to or in connection with or for matters consequential to the Buyback without seeking any further consent or approval of the shareholders or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT nothing contained hereinabove shall confer any right on the part of any shareholder to offer, or any obligation on the part of the Company or the Board to buy back any shares and/or impair any power of the Company or the Board to terminate any process in relation to such Buyback if so permissible by law.

RESOLVED FURTHER THAT in compliance with Buyback Regulations, Kotak Mahindra Capital Company Limited and J.P. Morgan India Private Limited be appointed as the joint merchant bankers for the proposed Buyback.

RESOLVED FURTHER THAT the Board confirms that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion –

1.	That immediately following the date of the board meeting held on August 19, 2017 and the date on which the results of shareholders’ resolution passed by way of Postal Ballot/ E-voting (“Postal Ballot Resolution”) will be declared approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts.

2.	That as regards the Company’s prospects for the year immediately following the date of the board meeting held on August 19, 2017 as well as for the year immediately following the date of passing of the shareholders’ resolution by way of Postal Ballot and having regard to the Board’s intentions with respect to the management of the Company’s business during that year and to the amount and character of the financial resources, which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the board meeting and also from the date of passing of the shareholders’ resolution.

3.	In forming its opinion aforesaid, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Act and the Insolvency and Bankruptcy Code, 2016 (to the extent notified and in force).

RESOLVED FURTHER THAT the Board hereby confirms that:

1.	All the Equity Shares for Buyback are fully paid-up;

2.	The Company shall not issue and allot any Equity Shares or other specified securities including by way of bonus, till the date of closure of this Buyback;

3.	The Company shall not raise further capital for a period of one year from the closure of Buyback offer except in discharge of its subsisting obligations;

4.	The Company, as per provisions of Section 68(8) of the Act, shall not make further issue of the same kind of shares or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

5.	The Company shall not buyback locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or till the Equity Shares become transferable;

6.	The Company shall not buy back its Equity Shares from any person through a negotiated deal whether on or off the Indian Stock Exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback;

7.	There are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any shareholder, or repayment of any term loans or interest payable thereon to any financial institution or banking companies;

8.	Borrowings from banks and financial institutions, if any, will not be used for the Buyback;

9.	The aggregate amount of the Buyback i.e. up to ₹ 13,000 crore (Rupees Thirteen Thousand crore only) does not exceed 25% of the total paid-up equity capital and free reserves of the Company as on June 30, 2017;

10.	The maximum number of shares proposed to be purchased under the Buyback i.e. 11,30,43,478 Equity Shares, does not exceed 25% of the total number of shares in the paid-up equity capital as per the audited Balance Sheet as on June 30, 2017;

11.	The Company shall not make any offer of buyback within a period of one year reckoned from the date of closure of the Buyback;

12.	There is no pendency of any scheme of amalgamation or compromise or arrangement pursuant to the provisions of the Act, as on date; and

13.	The ratio of the aggregate of secured and unsecured debts owed by the Company after the Buyback is not more than twice the paid-up equity share capital and free reserves as on June 30, 2017.”

4.2.	EXTRACTS OF THE RESOLUTION PASSED BY THE BOARD OF DIRECTORS OF INFOSYS LIMITED IN THEIR MEETING HELD ON AUGUST 25, 2017

RECONSTITUTION OF THE BUYBACK COMMITTEE

The Board recalled that at its meeting held on August 19, 2017 a Buyback Committee was constituted comprising, Ravi Venkatesan, Co-Chairman, Dr. Vishal Sikka, Executive Vice-Chairman, U.B. Pravin Rao, Interim Chief Executive Officer and Managing Director, M. D. Ranganath, Chief Financial Officer, Jayesh Sanghrajka, Deputy Chief Financial Officer, Inderpreet Sawhney, General Counsel, and A. G. S. Manikantha, Company Secretary of the Company to do all acts, deeds and things as may be necessary to the implementation of the buyback.

The Board noted that Dr. Vishal Sikka has resigned from the services of the Company and the change in designation of Ravi Venkatesan. Accordingly, the Board took note of the revised composition of the Buyback Committee as follows-

•	Ravi Venkatesan, Independent Director,

•	U.B. Pravin Rao, Interim- Chief Executive Officer and Managing Director,

•	M. D. Ranganath, Chief Financial Officer,

•	Jayesh Sanghrajka, Deputy Chief Financial Officer,

•	Inderpreet Sawhney, General Counsel, and

•	A. G. S. Manikantha, Company Secretary

5.	DETAILS OF PUBLIC ANNOUNCEMENT

The Public Announcement dated October 9, 2017 was made in the following newspapers on October 10, 2017, in accordance with Regulation 8(1) of the Buyback Regulations, within two working days from the date of passing the special resolution by the shareholders of the Company, on October 7, 2017, i.e. last date of voting:

Publication	Language	Editions
Business Standard	English	All
Business Standard	Hindi	All
Prajavani	Kannada	Karnataka

Additionally, the Public Announcement was published in the following newspapers on October 10, 2017:

Publication	Language	Editions
The Economic Times	English	Mumbai, Bengaluru & Delhi
The Times of India	English	Bengaluru, Hyderabad, Ahmedabad, Mysore & Kolkata
The New York Times	English	National editions in the USA

A copy of the Public Announcement is available on the SEBI website at www.sebi.gov.in.

6.	DETAILS OF THE BUYBACK OFFER

6.1.	The Board of Directors, at their meeting held on August 19, 2017 has, in accordance with Article 14 of Articles of Association of the Company and the provisions of Sections 68, 69, 70 and 110 and all other applicable provisions of the Act, the Share Capital Rules, the Management Rules, including any amendments, statutory modifications or re-enactments thereof, for the time being in force and in compliance with the Buyback Regulations, approved the proposal to buy back the Company’s Equity Shares, subject to such other approvals, permissions and sanctions as may be necessary and subject to any modifications and conditions, if any, as may be prescribed by the appropriate authorities which may be agreed by the Board of Directors, and subject to such conditions and modifications as may be prescribed or imposed by such government, regulatory, statutory or appropriate authorities. The Company sought approval of its shareholders for the said Buyback, by a special resolution, through the Postal Ballot Notice dated August 25, 2017. The shareholders approved the said proposal of Buyback of Equity Shares and the results of the postal ballot were announced on October 9, 2017, which are available on the websites of the Indian Stock Exchanges at www.bseindia.com and www.nseindia.com. The Company was thus authorized to buy back a number of Equity Shares not exceeding 11,30,43,478, from the holders of Equity Shares as on the Record Date, for an amount not exceeding ₹ 13,000 crore (Rupees Thirteen Thousand crore only). The Offer Size does not include transaction costs, namely applicable taxes such as securities transaction tax, GST, stamp duty, filing fees, advisors’ fees, brokerage, public announcement expenses, printing and dispatch expenses and other incidental and related expenses. The Offer Size is 20.51% of the total paid-up equity share capital and free reserves of the Company as per the audited standalone Balance Sheet as on June 30, 2017. The Buyback offer will comprise a purchase of up to 11,30,43,478 Equity Shares, aggregating up to 4.92% of the paid-up equity shares of the Company as on June 30, 2017 at a price of ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty only) per Equity Share on a proportionate basis through the “Tender Offer” route, in accordance and consonance with the provisions contained in the Buyback Regulations, the Act, Share Capital Rules and Management Rules, as amended.

6.2.	The Buyback is subject to such other undertakings, representations, agreements, papers, documents and correspondence as may be necessary for the implementation of the Buyback to the SEBI, RBI, Government of India, RoC, Depositories, the Indian Stock Exchanges, SEC, AMF and any other regulatory or governmental authorities as may be required as a result of the Company’s ADSs being listed on NYSE, Euronext Paris and Euronext London. The Indian Stock Exchanges, NYSE, Euronext Paris and Euronext London collectively, are referred to as “Stock Exchanges”.

6.3.	Under applicable Indian laws, holders of American Depositary Shares (“ADSs”) will not be eligible to tender ADSs in the Buyback. As intimated in the Postal Ballot Notice dated August 25, 2017 (refer to section (j) of the explanatory statement attached to the Postal Ballot Notice – Additional Information for Holders of the Company’s American Depositary Shares), in order for the ADS holders to participate in the Buyback, they must have previously taken certain actions in order to withdraw the Equity Shares underlying the ADSs held by them in advance of the Record Date and should have become holders of Equity Shares on the Record Date. In the Postal Ballot Notice, the Company had intimated that ADS holders had approximately 45-50 days from the date of the Postal Ballot Notice to take such steps as may be required for ADS holders to hold Equity Shares as on the Record Date. ADS holders are advised to read paragraph 23.6 of this Draft Letter of Offer, “Participation by ADS Holders” for additional details concerning participation in the Buyback by ADS holders.

6.4.	The Buyback shall be undertaken on a proportionate basis from the Eligible Shareholders through the Tender Offer process prescribed under Regulation 4(1)(a) of the Buyback Regulations. Additionally, the Buyback shall be implemented by the Company using the “Mechanism for acquisition of shares through stock exchange” as specified by the SEBI Circulars. Once the Buyback is concluded, all Equity Shares purchased by the Company in the Buyback will be extinguished.

6.5.	The Buyback Price represents:

(a)	a premium of 19.08% and 18.70% over the volume weighted average market price of the Equity Shares on the BSE and on the NSE, respectively, during the 3 months preceding August 16, 2017, i.e., the date of intimation to the stock exchanges for the Board Meeting to consider the proposal of the Buyback; and

(b)	a premium of 17.73% and 17.92% over the closing price of the Equity Shares on the BSE and on the NSE, respectively, as on August 16, 2017, the date of intimation to the stock exchanges of the Board Meeting to consider the proposal of the Buyback.

6.6.	The aggregate paid-up share capital and free reserves of the Company as per the audited Balance Sheet as on June 30, 2017 on a standalone and consolidated basis is ₹ 63,386 crore and ₹ 67,413 crore, respectively. Under the provisions of the Act, the maximum amount utilized for the Buyback shall not exceed 25% of the total paid-up capital and free reserves of the Company, as per the audited standalone financial statements of the Company as on June 30, 2017, i.e., ₹ 15,847 crore. The maximum amount proposed to be utilized for the Buyback offer is ₹ 13,000 Crore (Rupees Thirteen Thousand Crore only), excluding brokerage and other costs and is therefore within the limit of 25% of the Company’s total paid-up equity capital and free reserves, as per the audited standalone Balance Sheet as on June 30, 2017. The maximum amount proposed to be utilized for the Buyback is also within the limit of 25% of the Company’s consolidated total paid-up equity capital and free reserves as per the audited consolidated Balance Sheet as on June 30, 2017.

6.7.	Further, under the Act, the number of equity shares that can be bought back in any financial year cannot exceed 25% of the fully paid-up Equity Shares of the Company in that financial year. Accordingly, the maximum number of Equity Shares that can be bought back in the current financial year is 57,42,36,166 Equity Shares (calculated on the basis of the total paid-up equity capital of the Company as on June 30, 2017). As the Company proposes to buy back up to 11,30,43,478 Equity Shares, which aggregates up to 4.92% of the paid-up Equity Shares of the Company as on June 30, 2017, the same is within the aforesaid 25% limit.

6.8.	In terms of the Buyback Regulations, under Tender Offer route, the Promoters of the Company have an option to participate in the Buyback. In this regard, some of the Promoters of the Company have expressed their intention, via their letters dated August 24, 2017 and August 25, 2017, to participate in the Buyback and may tender up to a maximum of 1,77,29,998 Equity Shares or such lower number of Equity Shares in compliance with the Buyback Regulations/terms of the Buyback. The extent of their participation in the Buyback has been detailed in paragraph 11.5 of this Draft Letter of Offer.

6.9.	Pursuant to the proposed Buyback and depending on the response to the Buyback, the voting rights of the Promoters in the Company, which constitute 12.75% of the total equity capital and voting rights of the Company as on date of the Public Announcement, may change. We confirm that after the completion of the Buyback, the public shareholding of the Company shall not fall below the minimum level required as per Regulation 38 of the Listing Regulations. Any such change in the voting rights of the Promoters post conclusion of buyback will not result in any change in control over the Company.

7.	AUTHORITY FOR THE BUYBACK

7.1.	The Buyback is being undertaken by the Company in accordance with Article 14 of its Articles of Association, the provisions of Sections 68, 69, 70 and 110 and all other applicable provisions of the Act, the rules thereunder and the Buyback Regulations. The Buyback is subject to such other approvals and permissions as may be required from statutory, regulatory or governmental authorities under applicable laws.

7.2.	The Board at its meeting dated August 19, 2017 passed a resolution approving the Buyback of Equity Shares of the Company and sought approval of its Shareholders, by a special resolution, through a Postal Ballot Notice dated August 25, 2017. The Shareholders of the Company have approved the Buyback by way of a special resolution, through the postal ballot concluded on October 7, 2017.

8.	NECESSITY AND BASIS FOR THE BUYBACK

8.1.	The Board, in its meeting on April 13, 2017, reviewed and approved a revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

8.2.	As part of the Capital Allocation Policy, the Board had identified an amount of up to ₹ 13,000 crore (approximately US$ 2 billion based on USD / INR exchange rate as on March 31, 2017) to be paid out to shareholders during financial year 2018, in the manner to be decided by the Board, subject to applicable laws and requisite approvals, if any.

8.3.	In line with the above and with an objective of enhancing shareholder returns, the Board at its meeting held on August 19, 2017 approved the proposed Buyback. Given the significant shareholding of U.S. residents by way of ADSs and Equity Shares, it was necessary for the Company to seek and obtain exemptive relief from the SEC on certain aspects of the tender offer procedures, due to conflicting regulatory requirements between Indian and U.S. laws for tender offer buybacks, and the same has been obtained. As the Buyback is more than 10% of the total paid-up equity capital and free reserves of the Company, in terms of Section 68(2)(b) of the Act, it was necessary to obtain the consent of the shareholders of the Company to the Buyback by way of a special resolution. Accordingly, as per Section 110 of the Act read with Rule 22(16)(g) of the Management Rules, the consent of the shareholders of the Company to the Buyback was obtained by means of postal ballot, the results of the same were declared on October 9, 2017.

8.4.	The Buyback is being undertaken by the Company in line with the Capital Allocation Policy of the Company approved by the Board on April 13, 2017 after taking into account the strategic and operational cash needs of the Company in the medium term. The Buyback is being undertaken for the following reasons:

(a)	The Buyback will help the Company to return surplus cash to its shareholders in proportion to their shareholding, thereby enhancing the overall returns to shareholders;

(b)	The Buyback is generally expected to improve return on equity and Earnings Per Share by reducing the equity base;

(c)	The Buyback, which is being implemented through the Tender Offer route would involve allocation to the Small Shareholders the higher of: (a) the number of Equity Shares entitled per their shareholding; or (b) 15% of the number of Equity Shares to be bought back, as per Regulation 2(1)(Ia) of the Buyback Regulations. The Company believes that this reservation for small shareholders would benefit a large number of the Company’s public shareholders, who would be classified as “Small Shareholders”;

(d)	The Buyback gives an option to the shareholders of the Company, either to participate and get cash in lieu of Equity Shares to be accepted under the Buyback offer or not to participate and enjoy a resultant increase in their percentage shareholding in the Company following the Buyback offer, without additional investment as a result of decrease in the paid-up Equity Share Capital.

9.	MAXIMUM NUMBER OF SECURITIES THAT THE COMPANY PROPOSES TO BUY BACK

The Company proposes to buy back up to 11,30,43,478 (Eleven Crore Thirty Lakh Forty Three Thousand Four Hundred and Seventy Eight only) Equity Shares of face value of ₹ 5/- each of the Company.

10.	MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK

10.1.	The maximum amount of funds required for the Buyback will not exceed ₹ 13,000 Crore (Rupees Thirteen Thousand Crore only), excluding transaction costs, namely applicable taxes such as securities transaction tax, GST, stamp duty, filing fees, advisors fees, brokerage, public announcement expenses, printing and dispatch expenses and other incidental and related expenses. The Offer Size is 20.51% of total fully paid-up share capital and free reserves of the Company on a standalone basis, which is within the stipulated limit of 25% of the aggregate of the fully paid-up share capital and free reserves of the Company as on June 30, 2017.

10.2.	The funds for the implementation of the proposed Buyback will be sourced out of the free reserves of the Company (including securities premium account) or such other source as may be permitted by the Buyback Regulations or the Act.

10.3.	Borrowings from banks and financial institutions, if any, will not be used for the Buyback.

11.	MANAGEMENT DISCUSSION AND ANALYSIS ON LIKELY IMPACT OF THE BUYBACK ON THE COMPANY

11.1.	The Buyback is not likely to cause any material impact on the profitability/earnings of the Company, except to the extent of reduction in the amount available for investment, which the Company could have otherwise deployed towards generating investment income. In the event that there is 100% acceptance of the Equity Shares tendered in the Buyback from Shareholders on a proportionate basis, the funds deployed by the Company towards the Buyback would be up to ₹ 13,000 Crore /- (Rupees Thirteen Thousand Crore only) excluding brokerage and other costs. This shall impact the investment income earned by the Company, on account of the reduced amount of funds available for investments.

11.2.	The Buyback is not expected to impact growth opportunities for the Company.

11.3.	The Buyback is generally expected to contribute to the overall enhancement of shareholder value.

11.4.	The Buyback will not result in a change in control or otherwise affect the existing management structure of the Company.

11.5.	In terms of the Buyback Regulations, under the Tender Offer route, the Promoters of the Company have the option to participate in the Buyback. In this regard, some of the Promoters of the Company have informed the Company via their letter(s) dated August 24, 2017 and August 25, 2017 regarding their intention to participate in the Buyback and accordingly may tender up to a maximum of 1,77,29,998 Equity Shares as mentioned in the table below or such lower number of Equity Shares in compliance with the Buyback Regulations / terms of the Buyback. Please see below the maximum number of Equity Shares intended to be tendered by each of the Promoters in the Buyback:

S. No.	Name	Maximum Number of Equity Shares intended to be tendered
1.	Sudha Gopalakrishnan	15,00,000
2.	Rohan Murty	17,99,128
3.	S. Gopalakrishnan	7,00,000
4.	Nandan M. Nilekani	21,00,000
5.	Akshata Murty	20,00,000
6.	Asha Dinesh	14,00,000
7.	Sudha N. Murty	9,00,000
8.	Rohini Nilekani	18,00,000
9.	Dinesh Krishnaswamy	10,00,000
10.	Shreyas Shibulal	10,27,590
11.	Shruti Shibulal	Nil
12.	S. D. Shibulal	Nil
13.	N. R. Narayana Murthy	7,18,688
14.	Nihar Nilekani	9,00,000
15.	Janhavi Nilekani	10,00,000
16.	Kumari Shibulal	3,84,592
17.	Deeksha Dinesh	2,50,000
18.	Divya Dinesh	2,50,000
19.	Meghana	Nil

	Total	1,77,29,998

11.6.	The details of the date and price of acquisition of the Equity Shares that each of the Promoters intend to tender are set out below:

(i)	Sudha Gopalakrishnan

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
June 18, 2015	Bonus	15,00,000	5.00	0.00	—

(ii)	Rohan Murty

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 3, 2004	Bonus	17,99,128	5.00	0.00	—

(iii)	S. Gopalakrishnan

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
June 18, 2015	Bonus	7,00,000	5.00	0.00	—

(iv)	Nandan M. Nilekani

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 15, 2006	Bonus	21,00,000	5.00	0.00	—

(v)	Akshata Murty

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 15, 2006	Bonus	20,00,000	5.00	0.00	—

(vi)	Asha Dinesh

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
December 4, 2014	Bonus	14,00,000	5.00	0.00	—

(vii)	Sudha N. Murty

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 15, 2006	Bonus	9,00,000	5.00	0.00	—

(viii)	Rohini Nilekani

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 15, 2006	Bonus	15,01,174	5.00	0.00	—
December 4, 2014	Bonus	2,98,826	5.00	0.00	—

Total		18,00,000	—	—	—

(ix)	Dinesh Krishnaswamy

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
December 4, 2014	Bonus	10,00,000	5.00	0.00	—

(x)	Shreyas Shibulal

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
December 4, 2014	Bonus	10,27,590	5.00	0.00	—

(xi)	N. R. Narayana Murthy

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 3, 2004	Bonus	1,64,836	5.00	0.00	—
July 15, 2006	Bonus	5,53,852	5.00	0.00	—

Total		7,18,688	—	—	—

(xii)	Nihar Nilekani

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 3, 2004	Bonus	7,14,905	5.00	0.00	—
July 15, 2006	Bonus	1,85,095	5.00	0.00	—

Total		9,00,000	—	—	—

(xiii)	Janhavi Nilekani

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 3, 2004	Bonus	7,14,897	5.00	0.00	—
July 15, 2006	Bonus	2,85,103	5.00	0.00	—

Total		10,00,000	—	—	—

(xiv)	Kumari Shibulal

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
December 4, 2014	Bonus	3,84,592	5.00	0.00	—

(xv)	Deeksha Dinesh

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
December 4, 2014	Bonus	2,50,000	5.00	0.00	—

(xvi)	Divya Dinesh

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
December 4, 2014	Bonus	2,50,000	5.00	0.00	—

11.7.	Consequent to the Buyback and based on the number of Equity Shares bought back within each category of shareholders, the shareholding pattern of the Company would undergo a change.

11.8.	The aggregate shareholding of the Promoters of the Company as on the date of the Public Announcement, i.e. October 9, 2017, is 29,28,06,199 Equity Shares, comprising 12.75% of the equity share capital of the Company, as shown below:

S. No.	Name	No. of equity shares held	Shareholding percentage (%)
1.	Sudha Gopalakrishnan	4,91,78,500	2.14
2.	Rohan Murty	3,17,99,128	1.38
3.	S. Gopalakrishnan	2,16,26,904	0.94
4.	Nandan M. Nilekani	2,13,83,480	0.93
5.	Akshata Murty	2,04,25,648	0.89
6.	Asha Dinesh	2,01,89,928	0.88
7.	Sudha N. Murty	1,80,58,640	0.79
8.	Rohini Nilekani	1,80,04,696	0.78
9.	Dinesh Krishnaswamy	1,69,86,148	0.74
10.	Shreyas Shibulal	1,46,79,855	0.64
11.	Shruti Shibulal	1,36,87,696	0.60
12.	Sarojini Damodaran Shibulal	88,28,844	0.38
13.	N. R. Narayana Murthy	87,18,688	0.38
14.	Nihar Nilekani	66,63,240	0.29
15.	Janhavi Nilekani	66,63,164	0.29
16.	Kumari Shibulal	54,94,176	0.24
17.	Deeksha Dinesh	40,00,000	0.17
18.	Divya Dinesh	40,00,000	0.17
19.	Meghana	24,17,464	0.11

	Total	29,28,06,199	12.75

11.9.	The Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement comprise such persons as set out below. None of the directors or Key Managerial Personnel (the Key Managerial Personnel are deemed to include the executive officers of the Company for purposes of U.S. disclosure obligations) of the Company hold any Equity Shares in the Company except as specified below as on the date of the Public Announcement, i.e., October 9, 2017. The Equity Shares beneficially owned by the directors and executive officers of the Company include the Equity Shares owned by their family members to which such directors disclaim beneficial ownership. Beneficial ownership is determined in accordance with the rules of the SEC:

S. No	Name	Designation	No. of Equity Shares held	No. of Equity Shares beneficially owned		Shareholding Percentage by No. of Equity Shares held (%)	Shareholding Percentage, by no. of Equity Shares beneficially owned (%)
1.	Nandan M. Nilekani	Non-Executive Chairman	2,13,83,480	5,27,17,780	(a)	0.93	2.30
2.	D. N. Prahlad	Independent Director	11,51,720	12,30,980	(b)	0.05	0.05
3.	U. B. Pravin Rao	Interim-Chief Executive Officer and Managing Director	5,55,520	5,55,584	(c)	0.02	0.02
4.	M. D. Ranganath	Chief Financial Officer	9,256	9,256		—	—
5.	Kiran Mazumdar-Shaw	Independent Director	800	800		—	—
6.	A. G. S. Manikantha	Company Secretary	80	80		—	—
7.	D. Sundaram	Independent Director	Nil	Nil		Nil	Nil
8.	Dr. Punita Kumar-Sinha	Independent Director	Nil	2,897	(d)	Nil	—
9.	Roopa Kudva	Independent Director	Nil	Nil		Nil	Nil
10.	Ravi Venkatesan	Independent Director	Nil	Nil		Nil	Nil
11.	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	Nil	Nil		Nil	Nil
12.	Krishnamurthy Shankar	Executive Vice President and Group Head, HRD	Nil	Nil		Nil	Nil
13.	Mohit Joshi	President	Nil	Nil		Nil	Nil
14.	Rajesh K. Murthy	President	Nil	Nil		Nil	Nil
15.	Ravi Kumar S.	Deputy Chief Operating Officer	Nil	Nil		Nil	Nil

Notes:

(a)	In addition to the 2,13,83,480 Equity Shares held by Nandan M. Nilekani, he is also the beneficial owner of the Equity Shares held by his immediate family: (i) 1,80,04,696 Equity Shares held by Rohini Nilekani (wife); (ii) 66,63,240 Equity Shares held by Nihar Nilekani (son); (iii) 66,63,164 Equity Shares held by Janhavi Nilekani (daughter); and (iv) 3,200 Equity Shares held by Durga Nilekani (mother).
(b)	In addition to the 11,51,720 Equity Shares held by D.N. Prahlad, he is also the beneficial owner of 69,260 Equity Shares held by immediate family and 10,000 Equity Shares held in the Prahlad Family Trust.
(c)	In addition to the 5,55,520 Equity Shares held by U. B. Pravin Rao, he is also the beneficial owner of 64 Equity Shares held by his brother U. B. Prashantha Rao.
(d)	Dr. Punita Kumar-Sinha does not hold any Equity Shares. However, she is the beneficial owner of: (i) 1,520 ADSs of the Company held by Dr. Punita Kumar-Sinha’s immediate family in an SEP-IRA in the United States, and (ii) 1,377 ADSs held by the Asia Opportunities Fund.

The percentages listed in the table above are based on 2,29,69,93,267 Equity Shares outstanding as on the date of the Public Announcement, i.e., October 9, 2017.

11.10.	All of the directors and Key Managerial Personnel of the Company are eligible to participate in the Buyback on the same terms as all other Eligible Shareholders. Except as otherwise provided herein, the directors and Key Managerial Personnel have not indicated whether they intend to participate in the Buyback or the number of Equity Shares that they intend to tender in the Buyback.

11.11.	Pursuant to the proposed Buyback and depending on the response to the Buyback, the voting rights of the Promoters of the Company may increase or decrease from the existing 12.75% of the total equity capital and voting rights of the Company.

11.12.	Assuming 100% of the Eligible Shareholders elect to fully participate in the Buyback up to their Buyback Entitlement, the aggregate shareholding of the Promoters following the Buyback may increase / decrease from 12.75% pre Buyback to [•]% post Buyback, and the aggregate shareholding of the public in the Company shall increase / decrease from 87.25% pre Buyback to [•]% post Buyback.

11.13.	Consequent to the Buyback and based on the number of Equity Shares bought back from the non-resident Shareholders, Indian financial institutions, banks, mutual funds and the public including other bodies corporate, their shareholding may undergo a change.

11.14.	The debt-equity ratio post Buyback will not exceed the permissible limit of 2:1 as prescribed by the Act, even if 100% of the Eligible Shareholders elect to fully participate in the Buyback up to their Buyback Entitlement.

11.15.	The Company shall not issue any new Equity Shares or other specified securities (including employee stock options / incentives) till the date of closure of the Buyback, whether by way of bonus issue or in the discharge of subsisting obligations, such as conversion of convertible loans, convertible instruments, stock options or otherwise.

11.16.	The Promoters of the Company have not and shall not deal in Equity Shares of the Company on the Indian Stock Exchanges or off market, including by way of inter-se transfer(s) of Equity Shares among the Promoters during the period from the date of passing the board resolution, i.e. August 19, 2017, till the closing of the Offer, i.e., [•], 2017

11.17.	The Company shall not raise further capital for a period of one year from the closure of Buyback offer except in discharge of its subsisting obligations.

11.18.	Salient financial parameters consequent to the Buyback based on the standalone audited results as on June 30, 2017 are as follows:

Particulars	Pre Buyback	Post Buyback
Net Worth (in ₹ Crore)[a]	67,356	54,356
Return on Net Worth/ Return on Equity (%)[b]	20.86	25.85
Basic Earnings per Share (₹)	14.87	15.64	[c]
Book value per Share (₹)	293.24	248.89	[d]
P/E (₹) [e]	15.30	14.54

Total Debt/Equity Ratio [f]	NA	NA

Notes:

a.	“Net worth” is total equity attributable to equity holders of the company. It is based on audited financials as of June 30, 2017
b.	Return on Net worth = Annualized Profit after Tax for the period ending June 30, 2017 divided by closing Net worth
c.	Earnings per share = Profit after Tax for the period ending June 30, 2017 divided by total number of Equity Shares for the period ending June 30, 2017, adjusted for the Buyback [assuming 100% of the Eligible Shareholders elect to fully participate in the Buyback upto their Buyback Entitlement]
d.	Book Value per Equity Share = Net worth divided by total number of Equity Shares outstanding at the end of the period ending June 30, 2017, adjusted for the Buyback
e.	Price / Earnings = Closing market price of the Equity Shares on NSE on June 30, 2017 divided by annualized Earnings per Equity Share for the period ending June 30, 2017
f.	Total debt / equity Ratio = Total debt divided by Net worth at the end of the period ending June 30, 2017. Total Debt/Equity Ratio is not applicable as the Company has no borrowings

12.	BUYBACK PRICE AND BASIS OF DETERMINING THE PRICE OF THE BUYBACK

12.1.	The Equity Shares of the Company are proposed to be bought back at a price of ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty only) per Equity Share (“Buyback Price”) in cash. The Buyback Price has been arrived at after considering various factors including, but not limited to the trends in the volume weighted average market prices of the Equity Shares on the Indian Stock Exchanges where the Equity Shares are listed, the net worth of the Company, price earnings ratio, potential impact on other financial parameters such as earnings per share and return on equity.

12.2.	The Buyback Price represents:

(a)	a premium of 19.08% and 18.70% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding August 16, 2017, the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback; and

(b)	a premium of 17.73% and 17.92% over the closing price of the Equity Shares on the BSE and the NSE, respectively, as on August 16, 2017, the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

12.3.	The closing market price of the Equity Shares as on the date of intimation to the BSE and the NSE for the Board Meeting for considering the Buyback, i.e., August 16, 2017, was ₹ 976.80 and ₹ 975.20 on the BSE and the NSE, respectively.

12.4.	The basic Earnings Per Share (EPS) of the Company, on a standalone basis, as on June 30, 2017 was ₹ 14.87. Assuming full acceptance under the Buyback, the Company’s EPS on a standalone basis would be ₹ 15.64 after the Buyback. The post-Buyback EPS is calculated by reducing the number of shares of the Company proposed to be bought back, assuming full acceptance under the Buyback, without factoring in any impact in the Statement of Profit & Loss due to reduction in cash.

12.5.	The Company confirms that as required under Section 68(2)(d) of the Act, the ratio of the aggregate of secured and unsecured debts owed by the Company after the Buyback will be not more than twice the paid-up capital and its free reserves as on June 30, 2017.

12.6.	For trends in the market price of the Equity Shares, please refer to Section 19 of this Draft Letter of Offer.

12.7.	The annualized return on Net Worth of the Company, on a standalone basis, as on June 30, 2017 was 20.86%. Assuming full acceptance under the Buyback, the Company’s annualized return on net-worth on a standalone basis would be 25.85% after the Buyback. The post Buyback numbers are calculated by reducing the net worth of the Company by the proposed Buyback amount, assuming full acceptance under the Buyback, without factoring in any impact in the Statement of Profit & Loss due to the reduction in cash.

13.	SOURCES OF FUNDS

13.1.	Assuming full acceptance, the funds that would be deployed by the Company for the purposes of the Buyback would be up to ₹ 13,000 Crore (Rupees Thirteen Thousand Crore only).

13.2.	The Company will be funding the Buyback with cash on hand that has been generated through internal accruals and / or by liquidating financial instruments held by the Company and forms part of the free reserve (including securities premium account). The Company does not intend to raise additional debt for the purposes of the Buyback. Thus, borrowed funds, if any, will not be used for the Buyback. The cost of financing the Buyback would be a notional loss in other income. However, if required, the Company may borrow funds in the ordinary course of its business.

14.	DETAILS OF ESCROW ACCOUNT AND AMOUNT TO BE DEPOSITED THEREIN

14.1.	In accordance with Regulation 10 of the Buyback Regulations, an Escrow Agreement is to be entered into amongst the Company, the Managers to the Buyback and the Escrow Agent. The Escrow Agent has its registered office at 27 BKC, C27, G Block, Bandra Kurla Complex, Bandra (East), Mumbai 400051.

14.2.	In terms of the Escrow Agreement, the Company has opened an escrow account in the name and style “[•]” bearing the account number [•][2]. In accordance with Regulation 10 of the Buyback Regulations, the Company proposes to deposit the applicable amount in the Escrow Account and arrange for a bank guarantee issued in favour of the Managers to the Buyback on or before the Buyback Opening Date. In accordance with the Buyback Regulations, the Managers to the Buyback will be empowered to operate the Escrow Account and the bank guarantee. Such bank guarantee shall be valid until 30 days after the Buyback Closing Date, i.e., until [•].

15.	FIRM FINANCING ARRANGEMENTS

15.1.	The Company, duly authorized by its Buyback Committee, has identified and earmarked funds for the purpose of fulfillment of the obligations of the Company under the Buyback. Such earmarked funds, together with funds provided for escrow arrangements, are in excess of the Buyback Size.

15.2.	Based on the resolution of the Buyback Committee dated October 9, 2017 in this regard, and other facts/ documents, Deloitte Haskins & Sells LLP, Statutory auditors of the Company (Firm Registration number 117366W/W-100018), Chartered Accountants, have certified, vide their letter dated October 9, 2017, that the Company has made firm financing arrangements for fulfilling the obligations under the Buyback.

15.3.	The Managers to the Buyback, having regard to the above, confirm that firm arrangements for fulfilling the obligations under the Buyback are in place.

16.	CAPITAL STRUCTURE AND SHAREHOLDING PATTERN

16.1.	The capital structure as on date of the Public Announcement is as follows:

Pre Buyback (₹ In Crore)
Authorised Share Capital 2,40,00,00,000 Equity Shares of face value ₹5/- each	1,200
Issued, Subscribed and Paid-Up Share Capital 2,29,69,93,267 fully paid-up Equity Shares of ₹5/- each	1,148

16.2.	Assuming full acceptance in the Buyback the capital structure post Buyback would be as follows:

Post Buyback (₹ In Crore)
Authorised Share Capital 2,40,00,00,000 Equity Shares of face value ₹5/- each	1,200
Issued, Subscribed and Paid-Up Share Capital 2,18,39,49,789 fully paid-up Equity Shares of ₹5/- each	1,092

[2]	Note: The escrow account is in the process of being opened. Details in relation thereto will be included in the final letter of offer to be sent to the Eligible Shareholders.

16.3.	There are no partly paid up Equity Shares or calls in arrears.

16.4.	As on the date of Public Announcement, there are no outstanding instruments convertible into Equity Shares except 2,738 outstanding and vested RSUs.

16.5.	The Company shall not issue and allot any new Equity Shares including by way of bonus or convert any ESOP/RSU or stock options into Equity Shares, from the date of Public Announcement till the date of closure of this Buyback.

16.6.	The Company has not undertaken any other buyback programme in the 3 years preceding the date of the Draft Letter of Offer.

16.7.	The shareholding pattern of the Company as on the Record Date, i.e., November 1, 2017 as well as post completion of the Buyback is as shown below:

Particulars	Number of Equity Shares		% of existing share capital		No. of Equity Shares post Buyback*		% of share capital post Buyback*
Promoters	29,28,06,199		12.75		[•	]	[•	]
Foreign Investors (OCBs/FIIs/NRIs/Non-residents/Non-domestic companies/ADRs)	[•	]	[•	]
Indian Financial Institutions/ Banks/Mutual Funds/Govt. Companies	[•	]	[•	]	[•	]	[•	]
Public including other Bodies Corporate	[•	]	[•	]

Total	2,29,69,93,267		100.00		218,39,49,789		100.00

*	Assuming full acceptance of Equity Shares in the Buyback in the ratio of their entitlement

16.8.	Aggregate Equity Shares of the Company that have been purchased/sold by any Promoter, directors and Key Managerial Personnel of the Company during the period of 6 months preceding the date of the Board Meeting approving the Buyback, i.e. August 19, 2017 and from the date of the Board Meeting till the date of the Postal Ballot Notice, i.e. August 25, 2017:

Name	Aggregate Number of Equity Shares Purchased / Sold	Nature of Transactions	Maximum Price per Share (₹)			Date of Maximum Price		Minimum Price per Share (₹)			Date of Minimum Price
Inderpreet Sawhney(a)	400	Sale	₹	1,034.70		March 30, 2017		₹	1,034.70		March 30, 2017
Dr. Vishal Sikka(b)	15,785	Exercise of RSU	₹	5	(d)	August 21, 2017	(c)	₹	5	(d)	August 21, 2017
Dr. Vishal Sikka(b)	30,175	Exercise of RSU	₹	5	(d)	August 1, 2017		₹	5	(d)	August 1, 2017
Dr. Vishal Sikka(b)	24,812	Exercise of RSU	₹	5	(d)	June 22, 2017		₹	5	(d)	June 22, 2017

(a)	Inderpreet Sawhney joined the Company effective July 3, 2017.
(b)	Dr. Vishal Sikka ceased to be Director of the Company effective August 24, 2017.
(c)	The Restricted Stock Units (RSUs) vested on August 21, 2017 and subsequently Dr. Vishal Sikka has exercised the same.
(d)	RSUs have been exercised at par value of Equity Shares of ₹ 5 each, in accordance with the 2015 Stock Incentive Compensation Plan and the Equity Shares have been transferred from the Infosys Employee Benefit Trust.

16.9.	Aggregate Equity Shares of the Company that have been purchased/sold by any Promoter, directors and Key Managerial Personnel of the Company during the period of 12 months preceding the date of the Public Announcement:

Name	Aggregate Number of Equity Shares Purchased / Sold	Nature of Transactions	Maximum Price per Share (₹)			Date of Maximum Price		Minimum Price per Share (₹)			Date of Minimum Price
Inderpreet Sawhney(a)	400	Sale	₹	1,034.70		March 30, 2017		₹	1,034.70		March 30, 2017
Dr. Vishal Sikka(b)	15,785	Exercise of RSU	₹	5	(d)	August 21, 2017	(c)	₹	5	(d)	August 21, 2017
Dr. Vishal Sikka(b)	30,175	Exercise of RSU	₹	5	(d)	August 1, 2017		₹	5	(d)	August 1, 2017
Dr. Vishal Sikka(b)	24,812	Exercise of RSU	₹	5	(d)	June 22, 2017		₹	5	(d)	June 22, 2017
Dr. Vishal Sikka(b)	3,420	Exercise of RSU	₹	5	(d)	January 8, 2017		₹	5	(d)	January 8, 2017
Ravi Venkatesan	50	Purchase	₹	1,000.02	(e)	January 4, 2017		₹	1,000.02		January 4, 2017
Ravi Venkatesan	50	Sale	₹	985.24	(e)	January 12, 2017		₹	985.24		January 12, 2017

(a)	Inderpreet Sawhney joined the Company effective July 3, 2017.
(b)	Dr. Vishal Sikka ceased to be Director of the Company effective August 24, 2017.
(c)	The Restricted Stock Units (RSUs) vested on August 21, 2017 and subsequently Dr. Vishal Sikka has exercised the same.
(d)	RSUs have been exercised at par value of Equity Shares of ₹ 5 each, in accordance with the 2015 Stock Incentive Compensation Plan and the Equity Shares have been transferred from the Infosys Employee Benefit Trust.
(e)	Ravi Venkatesan’s Portfolio Management Services manager had made these transactions.

16.10.	Assuming full acceptance of the Buyback, the issued, subscribed and paid up equity share capital of the Company would be ₹10,91,97,48,945 comprising 2,18,39,49,789 Equity Shares of ₹5/- each as more fully set out in paragraph 17.3 of this Draft Letter of Offer.

16.11.	The Company is not party to any pending scheme of amalgamation or compromise or arrangement pursuant to any provisions of the Act.

17.	BRIEF INFORMATION ABOUT THE COMPANY

17.1.	History and Overview of the Company

17.1.1.	Infosys is a leading provider of consulting, technology, outsourcing and next-generation services.

17.1.2.	The Company was incorporated on July 2, 1981 in Maharashtra, India, as “Infosys Consultants Private Limited”, a private limited company under the Indian Companies Act, 1956. The Company name was changed to “Infosys Technologies Private Limited” in April 1992 and to “Infosys Technologies Limited” in June 1992, when the Company became a public limited company. In June 2011, the Company changed its name from “Infosys Technologies Limited” to “Infosys Limited”, following approval of the name change by the Board, shareholders and the Indian regulatory authorities. The registered office of the Company is at Electronics City, Hosur Road, Bengaluru 560 100, India. The name change was intended to reflect the transition from a provider of technology services to a partner with its clients solving business problems by leveraging technology. The Company made an initial public offering of equity shares in India in February 1993, which were listed on the Indian Stock Exchanges in India in June 1993. The Company completed the initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, the Company completed sponsored secondary offerings of ADSs in the United States on behalf of the shareholders. Each of the 2005 and 2006 sponsored secondary offerings also included a public offering without listing (POWL) in Japan. In 2008, the Company was selected as an original component member of ‘The Global Dow’, a world-wide stock index made up of 150 leading blue-chip stocks. Following the voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, the Company began trading of its ADSs on the NYSE on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, the Company also listed its ADSs on the Euronext Paris and Euronext London markets, under the ticker symbol INFY.

17.1.3.	Overview of the Company

(a)	The Company is a global leader in technology services and consulting. It enables its clients in 45 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, it helps its clients find the right problems to solve, and to solve these effectively. Its team of more than 1,98,000 innovators as of June 30, 2017, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that it brings to every project it undertakes.

(b)	The Company’s business solutions include:

•	Consulting Services

•	Business Application Services: Enterprise System implementation and services, Digital solutions and services, Data Analytics, Business Process Management

•	Technology Services: Application Development, Modernization & Management, Cloud Infrastructure and Security, Engineering Services, Enterprise Mobility, Internet of Things (IoT), Software Testing

•	Outsourcing Services: Application Outsourcing, Business Process Outsourcing including Customer Service, Finance & Accounting, Human Resources, Sourcing & Procurement Process Outsourcing

•	Products and platform solutions include Infosys Nia, the Edge suite of products, Skava, Panaya and FinacleTM, an industry-leading universal banking solution

(c)	The Company’s corporate headquarters, Infosys City is located at Electronics City, Bengaluru, India and the telephone number of this office is +91-80-2852 0261.

(d)	As on June 30, 2017, the Company has more than 80 sales and marketing offices across the world.

17.2.	Growth of Business

17.2.1.	For the financial years ended March 31, 2017, 2016 and 2015, the Company recorded standalone revenue of ₹ 59,289 crore, ₹ 53,983 crore and ₹ 47,300 crore, respectively, and standalone profit after tax of ₹ 13,818 crore, ₹ 12,693 crore, and ₹ 12,164 crore, respectively. The year-on-year growth of standalone revenue and standalone profit after tax for the year ended March 31, 2017 was 9.8% and 8.9%, respectively.

In line with the required regulation, the Company has adopted Indian Accounting Standards (“Ind AS”) from April 1, 2016 with a transition date of April 1, 2015 and accordingly, financial information for the period ending March 31, 2015 as mentioned above have been prepared in accordance with Companies Accounting Standards Rules as prescribed under Section 133 of the Act read with relevant rules issued thereunder and the other accounting principles generally accepted in India. Hence the audited financial information for March 31, 2015 is not comparable with the audited financial information under Ind AS for the other periods as mentioned above.

17.2.2.	For the three months ended June 30, 2017, the company recorded standalone revenue of ₹14,971 crore and standalone profit after tax of ₹3,415 crore. The year-on-year growth of standalone revenue and standalone profit after tax for the three months ended June 30, 2017 as compared to same period in the previous year was 3.8% and 7.4%, respectively.

17.2.3.	For the financial years ended March 31, 2017, 2016 and 2015, the Company recorded consolidated revenue of ₹ 68,484 crore, ₹ 62,441 crore and ₹ 53,319 crore, respectively, and consolidated profit after tax of ₹ 14,353 crore, ₹ 13,489 crore, and ₹ 12,372 crore, respectively. The year-on-year growth of consolidated revenue and consolidated profit after tax for the year ended March 31, 2017 was 9.7% and 6.4%, respectively.

In line with the required regulation, the Company has adopted Ind AS from April 1, 2016 with a transition date of April 1, 2015 and accordingly, financial information for the period ending March 31, 2015 as mentioned above have been prepared in accordance with Companies Accounting Standards Rules as prescribed under Section 133 of the Act read with relevant rules issued thereunder and the other accounting principles generally accepted in India. Hence the audited financial information for March 31, 2015 is not comparable with the audited financial information under Ind AS for the other periods as mentioned above.

Number of clients increased from 950 at the end of March 31, 2015 to 1,162 at the end of March 31, 2017 and to 1,164 at the end of June 30, 2017.

17.2.4.	For the three months ended June 30, 2017, the company recorded consolidated revenue of ₹17,078 crore and consolidated profit after tax of ₹3,483 crore. The year-on-year growth of consolidated revenue and consolidated profit after tax for the three months ended June 30, 2017 as compared to same period in the previous year was 1.8% and 1.4%, respectively.

17.2.5.	For the financial year ended March 31, 2017, 61.9% of the consolidated revenue came from North America, 22.5% from Europe, 3.2% from India and 12.4% from the rest of the world.

17.2.6.	For the three months ended June 30, 2017, 61.1% of the consolidated revenue came from North America, 22.4% came from Europe, 3.6% came from India and 12.9% came from the rest of the world.

17.2.7.	Refer to Section 18 ‘Financial Information of the Company’ in this Draft LOF for more details.

17.3.	As on date of the Public Announcement, the authorised share capital of the Company consists of 2,40,00,00,000 (Two hundred and forty crore) Equity Shares of ₹ 5 (Rupee Five only) each aggregating to ₹ 12,00,00,00,000 (Rupees twelve hundred crore only). The total paid-up share capital of the Company is ₹11,48,49,66,335 (Rupees One Thousand One Hundred Forty Eight Crore Forty Nine Lakh Sixty Six Thousand Three Hundred Thirty Five) represented by 2,29,69,93,267 (Two Hundred Twenty Nine Crore Sixty Nine Lakh Ninety Three Thousand Two Hundred and Sixty Seven) Equity Shares of ₹ 5 (Rupee Five only) each.

17.4.	Details of the changes in share capital of the Company since incorporation are as follows:

				Average		Cumulative Equity Share Capital
Date of Allotment	No. of shares allotted	Face Value (₹)	Amount (₹)	Issue Price (₹)	Type of Issue (IPO/FPO/ Preferential Issue/ Scheme/ Bonus/ Rights, etc.)	Cumulative capital (No. of shares)	Cumulative Capital (₹)
6-Jul-81	4	10	40	10	Subscriber to Memorandum	4	40
12-Oct-81	996	10	9,960	10	Issued for cash	1,000	10,000
17-Sep-83	35,000	10	3,50,000	10	Issued for cash	36,000	3,60,000
20-Feb-86	14,000	10	1,40,000	10	Issued for cash	50,000	5,00,000
28-Nov-86	50,000	10	5,00,000	NA	Bonus Issue in the ratio 1:1	1,00,000	10,00,000
25-Jun-87	50,000	10	5,00,000	10	Issued for cash	1,50,000	15,00,000
28-Jun-88	50,000	10	5,00,000	10	Issued for cash	2,00,000	20,00,000
15-Mar-89	2,00,000	10	20,00,000	NA	Bonus Issue in the ratio 1:1	4,00,000	40,00,000
31-Mar-89	2,500	10	25,000	10	Issued for cash	4,02,500	40,25,000
22-Mar-90	5,500	10	55,000	10	Issued for cash	4,08,000	40,80,000
16-Aug-90	8,000	10	80,000	10	Issued for cash	4,16,000	41,60,000
28-Jan-91	4,16,000	10	41,60,000	NA	Bonus Issue in the ratio 1:1	8,32,000	83,20,000
5-Mar-92	68,500	10	6,85,000	10	Issued for cash	9,00,500	90,05,000
25-Mar-92	9,00,500	10	90,05,000	NA	Bonus Issue in the ratio 1:1	18,01,000	1,80,10,000
20-Apr-92	51,100	10	5,11,000	10	Issued for cash	18,52,100	1,85,21,000
30-Nov-92	1,24,000	10	12,40,000	80	Rights issue	19,76,100	1,97,61,000
23-Feb-93 (a)	13,76,000	10	1,37,60,000	95	IPO	33,52,100	3,35,21,000
1994-95 (b)	5,55,000	10	55,50,000	450	Preferential allotment	39,07,100	3,90,71,000
15-Oct-94 (c)	33,51,500	10	3,35,15,000	NA	Bonus Issue in the ratio 1:1	72,58,600	7,25,86,000
1996-97	1,000	10	10,000	100	ESOP allotment- 1994 Stock Option Plan	72,59,600	7,25,96,000
1997-98	7,49,000	10	74,90,000	100	ESOP allotment- 1994 Stock Option Plan	80,08,600	8,00,86,000
12-Sep-97 (d)	80,08,600	10	8,00,86,000	NA	Bonus Issue in the ratio 1:1	1,60,17,200	16,01,72,000
5-Mar-99 (e)	1,60,17,200	10	16,01,72,000	NA	Bonus Issue in the ratio 1:1	3,20,34,400	32,03,44,000
11-Mar-99 (f)	10,35,000	10	1,03,50,000	2,868	Shares underlying ADRs	3,30,69,400	33,06,94,000
11-Feb-00 (g)	3,30,69,400	NA	,0	NA	Stock Split in the ratio 2:1	6,61,38,800	33,06,94,000
1999-2000	11,900	5	59,500	1,481	ESOP Allotment- 1998 Stock Option Plan	6,61,50,700	33,07,53,500
2000-01	6,217	5	31,085	3,041	ESOP Allotment- 1998 Stock Option Plan	6,61,56,917	33,07,84,585
2000-01	1,200	5	6,000	4,065	ESOP Allotment- 1999 Stock Option Plan	6,61,58,117	33,07,90,585
2001-02	27,983	5	1,39,915	1,640	ESOP Allotment- 1998 Stock Option Plan	6,61,86,100	33,09,30,500
2001-02	30	5	,150	4,065	ESOP Allotment- 1999 Stock Option Plan	6,61,86,130	33,09,30,650
2002-03	44,770	5	2,23,850	2,283	ESOP Allotment- 1998 Stock Option Plan	6,62,30,900	33,11,54,500
2002-03	12,178	5	60,890	2,710	ESOP Allotment- 1999 Stock Option Plan	6,62,43,078	33,12,15,390
2003-04	1,29,435	5	6,47,175	2,660	ESOP Allotment- 1998 Stock Option Plan	6,63,72,513	33,18,62,565
2003-04	2,68,543	5	13,42,715	3,271	ESOP Allotment- 1999 Stock Option Plan	6,66,41,056	33,32,05,280
3-Jul-04 (h)	20,06,04,102	5	100,30,20,510	NA	Bonus Issue in the ratio 3:1	26,72,45,158	133,62,25,790
2004-05	5,69,579	5	28,47,895	1,731	ESOP Allotment- 1998 Stock Option Plan	26,78,14,737	133,90,73,685
2004-05	27,55,812	5	1,37,79,060	1,241	ESOP Allotment- 1999 Stock Option Plan	27,05,70,549	135,28,52,745

Date of Allotment	No. of shares allotted	Face Value (₹)	Amount (₹)	Average Issue Price (₹)	Type of Issue (IPO/FPO/ Preferential Issue/ Scheme/ Bonus/ Rights, etc.)	Cumulative Equity Share Capital
						Cumulative capital (No. of shares)	Cumulative Capital (₹)
2005-06	6,85,702	5	34,28,510	1,586	ESOP Allotment- 1998 Stock Option Plan	27,12,56,251	135,62,81,255
2005-06	42,98,729	5	2,14,93,645	1,072	ESOP Allotment- 1999 Stock Option Plan	27,55,54,980	137,77,74,900
15-Jul-06 (i)	27,68,43,176	5	138,42,15,880	NA	Bonus Issue in the ratio 1:1	55,23,98,156	276,19,90,780
2006-07	22,00,938	5	1,10,04,690	860	ESOP Allotment- 1998 Stock Option Plan	55,45,99,094	277,29,95,470
2006-07	1,66,10,768	5	8,30,53,840	572	ESOP Allotment- 1999 Stock Option Plan	57,12,09,862	285,60,49,310
2007-08	5,00,465	5	25,02,325	775	ESOP Allotment- 1998 Stock Option Plan	57,17,10,327	285,85,51,635
2007-08	2,85,431	5	14,27,155	634	ESOP Allotment- 1999 Stock Option Plan	57,19,95,758	285,99,78,790
2008-09	4,55,586	5	22,77,930	890	ESOP Allotment- 1998 Stock Option Plan	57,24,51,344	286,22,56,720
2008-09	3,78,699	5	18,93,495	620	ESOP Allotment- 1999 Stock Option Plan	57,28,30,043	286,41,50,215
2009-10	6,14,071	5	30,70,355	854	ESOP Allotment- 1998 Stock Option Plan	57,34,44,114	286,72,20,570
2009-10	3,81,078	5	19,05,390	821	ESOP Allotment- 1999 Stock Option Plan	57,38,25,192	286,91,25,960
2010-11	1,88,675	5	9,43,375	600	ESOP Allotment- 1998 Stock Option Plan	57,40,13,867	287,00,69,335
2010-11	1,37,692	5	6,88,460	823	ESOP Allotment- 1999 Stock Option Plan	57,41,51,559	287,07,57,795
2011-12	49,590	5	2,47,950	734	ESOP Allotment- 1998 Stock Option Plan	57,42,01,149	287,10,05,745
2011-12	28,852	5	1,44,260	643	ESOP Allotment- 1999 Stock Option Plan	57,42,30,001	287,11,50,005
2012-13	6,165	5	30,825	2,121	ESOP Allotment- 1999 Stock Option Plan	57,42,36,166	287,11,80,830
4-Dec-14 (j)	57,42,36,166	5	287,11,80,830	NA	Bonus Issue in the ratio 1:1	114,84,72,332	574,23,61,660
18-Jun-15 (k)	114,84,72,332	5	574,23,61,660	NA	Bonus Issue in the ratio 1:1	229,69,44,664	1148,47,23,320
2017-18	48,603	5	2,43,015	5	ESOP Allotment- 2015 Stock Incentive Plan	229,69,93,267	1148,49,66,335

Notes:

(a)	In February 1993, the Company made a public issue of 13,76,000 Equity Shares of ₹ 10 each at a premium of ₹ 85 per share. The public issue was fully subscribed and the allotment was made on April 29, 1993.
(b)	Date of board meeting: April 28, 1994. During fiscal 1995, the Company placed 5,50,000 Equity Shares at the rate of ₹ 450 per Equity Share on a preferential basis with FIIs, FIs, mutual funds and institutional funds.
(c)	Date of board meeting: April 28, 1994.
(d)	Date of board meeting: April 8, 1997.
(e)	Date of board meeting: December 23, 1998.
(f)	During the fiscal 1999, 10,35,000 Equity Shares of par value of ₹ 10 each were issued under the ADS program at US$68 per Equity Share. The ADSs were listed on the NASDAQ. The Company’s ADSs representing the Equity Shares are currently listed on the NYSE, following the Company’s voluntary delisting from the NASDAQ Global Select Market on December 11, 2012.
(g)	Date of board meeting: November 29, 1999. The Company announced a stock-split (i.e., subdivision of every Equity Share of par value of ₹ 10 each into two Equity Shares of par value of ₹ 5 each) on November 29, 1999 and the same was effected in February 2000.
(h)	Date of board meeting: April 13, 2004.
(i)	Date of board meeting: April 14, 2006.
(j)	Date of board meeting: October 10, 2014.
(k)	Date of board meeting: April 24, 2015.

*	For ESOP allotment, average issue price represents the average exercise price of the options exercised during the period, adjusted for bonus issues/splits wherever applicable.

17.5.	Directors and Key Managerial Personnel of the Company from time to time receive grants of stock options, RSUs or ESOPs under the Company’s 2015 Stock Incentive Compensation Plan (formerly 2011 RSU Plan). Such plans are described in more detail in the Company’s Annual Reports available on the Company’s website on https://www.infosys.com/investors/reports-filings/annual-report/Pages/annual-reports.aspx and Form 20-F filed with the SEC on June 12, 2017 (https://www.sec.gov).

17.6.	The Board of Directors of the Company as on the date of the Public Announcement comprises the following:

Name, Age and DIN	Designation	Qualifications	Date of Appointment / Reappointment	Other Directorships**
Nandan M. Nilekani 62 years DIN: 00041245	Non-Execuitve Chairman	Bachelor’s degree from IIT, Bombay	August 24, 2017*	Avanti Finance Private Limited Avanti Microfinance Private Limited R. Tehmurasp Investment Company Private Limited PJPA Reality Private Limited Indian Institute for Human Settlements Ekstep Foundation

Ravi Venkatesan 54 years DIN: 00621398	Independent Director	B.S. from IIT Bombay, MS from Purdue University and MBA from Harvard Business School.	April 15, 2011	Bank of Baroda SVP Philanthropy Foundation Unitus Seed Fund Advisors LLP

Kiran Mazumdar- Shaw 64 years DIN: 00347229	Independent Director	Bachelor’s degree in Zoology from Bangalore University.	January 10, 2014

Biocon Limited

Syngene International Limited

Narayana Institute For Advanced Research Private Limited

Narayana Hrudayalaya Limited

Biocon Research Limited

United Breweries Limited

Glenloch Properties LLP

Narayana Vaishno Devi Specialty Hospitals Private Ltd.

Biocon Pharma Limited

Biocon SA

Neo Biocon FZ LLC

Biocon FZ LLC

Biocon SDN BHD

Biocon Biologics Limited

Biocon Pharma Inc.

Biocon Biologics India Limited

Biocon Academy

Invest Karnataka Forum

Mazumdar Shaw Medical Foundation

Roopa Kudva 53 years DIN: 00001766	Independent Director	Postgraduate diploma in management from Indian Institute of Management, Ahmedabad (IIM-A).	February 4, 2015	Tata AIA Life Insurance Company Ltd., Omidyar Network India Advisors Private Limited

Dr. Punita Kumar-Sinha 55 years DIN: 05229262	Independent Director	Ph.D. and a Masters in Finance from the Wharton School, University of Pennsylvania.	January 14, 2016

JSW Steel Limited

SREI Infrastructure Finance Limited

Rallis India Limited

Sobha Limited

Mahindra Intertrade Limited

Bharat Financial Inclusion Limited

Mahindra Two Wheelers Limited

Metahelix Life Sciences Limited

Fino Payments Bank Limited

Name, Age and DIN	Designation	Qualifications	Date of Appointment / Reappointment	Other Directorships**
D.N. Prahlad 61 years DIN: 00504146	Independent Director	B.Sc. with honours in mathematics from Bangalore University and B.E. (Electrical technology and Electronics) from Indian Institute of Science, Bengaluru.	October 14, 2016	Surya Software Systems Private Limited SOLCEN Technologies Private Limited Infosys BPO Limited EdgeVerve Systems Limited Surya Finsys Inc. Surya Properties LLC

D. Sundaram 64 years DIN: 00016304	Independent Director	Post Graduate in Management Studies, Chennai and Fellow of Institute of Cost Accountants	July 14, 2017

GlaxoSmithKline Pharma Limited

TVS Electronics Limited

Nine Dot Nine Mediaworx Private Limited

Maxivision Eye Hospitals Private Limited

TVS Capital Funds Limited

SBI General Insurance Company Ltd

Crompton Greaves Consumer Electricals Limited

TVS Wealth Private Limited

Medplus Health Services Private Limited

U.B. Pravin Rao 55 years DIN: 06782450	Interim- Chief Executive Officer and Managing Director	Degree in Electrical Engineering from Bangalore University.	January 10, 2014	Infosys Technologies Australia Pty Limited

*	Reappointed dates.

Nandan M. Nilekani was initially appointed in 1981 and ceased to be a member of the Board in 2009.

**	This refers to directorships in Companies and Body Corporates

17.7.	The details of any change in the Board of Directors during the last 3 years ending on the date of the Public Announcement are as follows:

Name	Appointment/ Resignation/ Retirement	Effective Date	Reasons
Nandan M. Nilekani	Appointment	August 24, 2017	Appointed as Non-Executive, Non-Independent Director
Dr. Vishal Sikka	Resignation	August 24, 2017	Personal
R. Seshasayee	Resignation	August 24, 2017	Long term interest of all Company’s stakeholders
Prof. John W. Etchemendy	Resignation	August 24, 2017	Interest of all Company’s stakeholders
Prof. Jeffrey S. Lehman	Resignation	August 24, 2017	Personal
D. Sundaram	Appointment	July 14, 2017	Appointed as Independent Director
D.N. Prahlad	Appointment	October 14, 2016	Appointed as Independent Director
Dr. Punita Kumar-Sinha	Appointment	January 14, 2016	Appointed as Independent Director
Carol M. Browner	Resignation	November 23, 2015	Personal
K.V. Kamath	Resignation	June 5, 2015	Nominated as President of the BRICS New Development Bank.
Roopa Kudva	Appointment	February 4, 2015	Appointed as Independent Director
Dr. Omkar Goswami	Retirement	December 31, 2014	Retired
Prof. John W. Etchemendy	Appointment	December 4, 2014	Appointed as Independent Director
S. Gopalakrishnan	Resignation	October 10, 2014	Personal
N.R. Narayana Murthy	Resignation	October 10, 2014	Personal

17.8.	As of the date of the Public Announcement, i.e., October 9, 2017, the Key Managerial Personnel and directors of the Company as a group held 2,31,00,856 Equity Shares, which represented approximately 1.01% of the Equity Shares outstanding as of that date.

17.9.	The address of each Key Managerial Personnel and director of the Company is:

C/o - Infosys Limited

Electronics City, Hosur Road

Bengaluru 560 100, India

17.10.	Our directors and Key Managerial Personnel (that is, our executive officers) are eligible to participate in the offer. The Buyback will not result in any benefit to any directors of the Company / Promoters / person in control of the Company/ group companies except to the extent of their participation in the Buyback and the change in their shareholding as per the response received in the Buyback, as a result of the extinguishment of Equity Shares which will lead to a reduction in the equity share capital post Buyback.

18.	FINANCIAL INFORMATION OF THE COMPANY

18.1.	The brief audited financial information of the Company, as extracted from the audited financial statements for the last three financial years and for the three months ended June 30, 2017 is provided below:

(a)	Based on audited standalone financial statements under Ind AS for the three months ended June 30, 2017 and for the years ended March 31, 2017 and March 31, 2016 and under Indian GAAP for the year ended March 31, 2015

Excerpts from the Statement of Profit and Loss

	(₹ crore, except per share data)
Period Ending	June 30, 2017	Mar 31, 2017	Mar 31, 2016	Mar 31, 2015
Period	3 Months	12 Months	12 Months	12 Months
`	As per Ind AS	As per Ind AS	As per Ind AS	As per Indian GAAP
Revenue from Operations	14,971	59,289	53,983	47,300
Other Income	723	3,062	3,006	3,337
Total Income	15,694	62,351	56,989	50,637
Total Expenses excluding Interest, Depreciation, Tax & Extraordinary items	10,635	42,082	38,274	33,338
Interest	NIL	NIL	NIL	NIL
Depreciation	343	1,331	1,115	913

Period Ending	June 30, 2017	Mar 31, 2017	Mar 31, 2016	Mar 31, 2015
Profit before exceptional item and tax	4,716	18,938	17,600	16,386
Exceptional item *	NIL	NIL	NIL	412
Profit before Tax	4,716	18,938	17,600	16,798
Provision for tax (incl. deferred tax)	1,301	5,120	4,907	4,634
Profit after tax	3,415	13,818	12,693	12,164
Other Comprehensive income net of tax	(43)	(18)	(2)	NA
Total Comprehensive income	3,372	13,800	12,691	NA

*	Exceptional item represents gain on transfer of business to wholly owned subsidiary Edgeverve Systems Limited

Excerpts from the Balance Sheet and Key Financial Ratios

As on	June 30, 2017	Mar 31, 2017	Mar 31, 2016	Mar 31, 2015
Equity Share Capital	1,148	1,148	1,148	574
Reserves & Surplus	66,208	66,869	59,934	47,494
Net Worth/ Shareholders Equity	67,356	68,017	61,082	48,068
Total Debt	NIL	Nil	Nil	Nil
Key Financial Ratios
Earnings per Share (Rs) (Basic)	14.87	60.16	55.26	102.33	#
Book value per Share (Rs)	293.24	296.12	265.93	418.54	#
Debt-Equity Ratio	NA	NA	NA	NA
Return on Net Worth (%)	20.86	20.32	20.78	25.31

Notes:

#	Not adjusted for bonus issue
1.	“Net worth” is total equity attributable to equity holders of the company.
2.	Earnings per Share = Profit After Tax / Number of Equity Shares for the period
3.	Book value per Share = Net Worth / Number of Equity Shares at the end of the period
4.	Debt-Equity Ratio = Total debt divided by Net worth at the end of the period. Debt-Equity Ratio is not applicable as the Company has no borrowings
5.	Return on Net worth = Profit after tax/ Closing Net worth. Numbers for the quarter ended June 30, 2017 are annualised

In line with the required regulation, the Company has adopted Ind AS from April 1, 2016 with a transition date of April 1, 2015 and accordingly, financial information for the period ending March 31, 2015 as mentioned above have been prepared in accordance with Companies Accounting Standards Rules as prescribed under Section 133 of the Act read with relevant rules issued thereunder and the other accounting principles generally accepted in India. Hence the audited financial information for March 31, 2015 is not comparable with the audited financial information under Ind AS for the other periods as mentioned above.

(b)	Based on audited consolidated financial statements under Ind AS for the three months ended June 30, 2017 and for the years ended March 31, 2017 and March 31, 2016 and under Indian GAAP for the year ended March 31, 2015

Excerpts from the Statement of Profit and Loss

			(₹ crore, except per share data)
Period Ending	June 30, 2017	Mar 31, 2017	Mar 31, 2016	Mar 31, 2015
Period	3 Months	12 Months	12 Months	12 Months
	As per Ind AS	As per Ind AS	As per Ind AS	As per Indian GAAP
Income from Operations	17,078	68,484	62,441	53,319
Other Income	814	3,080	3,123	3,430
Total Income	17,892	71,564	65,564	56,749
Total Expenses excluding Interest, Depreciation, Tax & Extraordinary items	12,517	49,880	45,362	38,448
Interest	NIL	NIL	NIL	NIL
Depreciation	450	1,703	1,459	1,017
Profit before Tax	4,925	19,981	18,743	17,284
Share in loss of associate and write down of investment in associate	(71)	(30)	(3)	(1)
Provision for tax (incl. deferred tax)	1,371	5,598	5,251	4,911
Profit after tax	3,483	14,353	13,489	12,372
Other comprehensive income net of tax	65	(278)	291	NA
Total comprehensive income	3,548	14,075	13,780	NA

Excerpts from the Balance Sheet and Key Financial Ratios

As on	June 30, 2017	Mar 31, 2017	Mar 31, 2016	Mar 31, 2015
Equity Share Capital	1,144	1,144	1,144	572
Reserves & Surplus	67,370	67,838	60,600	50,164
Net Worth/ Shareholders Equity	68,514	68,982	61,744	50,736
Total Debt	NIL	NIL	NIL	NIL
Key Ratios
Earnings per Share (Rs) Basic	15.24	62.80	59.02	108.26	#
Book value per Share (Rs)	299.75	301.80	270.14	443.96	#
Debt-Equity Ratio	NA	NA	NA	NA
Return on Net worth (%)	21.02%	20.81%	21.85%	24.39%

Notes:

#Not adjusted for bonus issue

1.	“Net worth” is total equity attributable to equity holders of the company.
2.	Earnings per Share = Profit After Tax / Number of Equity Shares for the period
3.	Book value per Share = Net Worth / Number of Equity Shares at the end of the period
4.	Debt-Equity Ratio = Total debt divided by Net worth at the end of the period. Debt-Equity Ratio is not applicable as the Company has no borrowings
5.	Return on Net worth = Profit after tax/ Closing Net worth. Numbers for the quarter ended June 30, 2017 are annualised

In line with the required regulation, the Company has adopted Ind AS from April 1, 2016 with a transition date of April 1, 2015 and accordingly, financial information for the period ending March 31, 2015 as mentioned above have been prepared in accordance with Companies Accounting Standards Rules as prescribed under section 133 of the Act read with relevant rules issued thereunder and the other accounting principles generally accepted in India. Hence the audited financial information for March 31, 2015 is not comparable with the audited financial information under Ind AS for the other periods as mentioned above.

(c)	Additional information- Based on consolidated financial statements in US Dollars as per International Financial Reporting Standards (IFRS)

Excerpts from the Statement of Profit and Loss

	(Dollars in millions, except per equity share data)
Period Ending	June 30, 2017	Mar 31, 2017	Mar 31, 2016	Mar 31, 2015
Period	3 Months	12 Months	12 Months	12 Months
	Limited Reviewed	Audited	Audited	Audited
Revenues	2,651	10,208	9,501	8,711
Cost of sales	1,692	6,446	5,950	5,374
Gross profit	959	3,762	3,551	3,337
Operating expenses:
Selling and marketing expenses	138	535	522	480
Administrative expenses	183	707	654	599
Total operating expenses	321	1,242	1,176	1,079
Operating profit	638	2,520	2,375	2,258
Other income, net	127	459	476	560
Share in associate’s profit/(loss) and write down of investment	(11)	(5)	—	—
Profit before income taxes	754	2,974	2,851	2,818
Income tax expense	213	834	799	805
Net profit	541	2,140	2,052	2,013
Other comprehensive income net of tax	54	189	(432)	(369)
Total comprehensive income	595	2,329	1,620	1,644
Earnings per equity share:
Basic ($)	0.24	0.94	0.90	0.88

Excerpts from the Statement of Assets and Liabilities

		(Dollars in millions except equity share data)
As on	June 30, 2017	Mar 31, 2017	Mar 31, 2016	Mar 31, 2015
Equity Share Capital	199	199	199	109
Reserves & Surplus	10,410	10,438	9,125	8,653
Net Worth/ Shareholders Equity	10,609	10,637	9,324	8,762
Total Debt	NIL	NIL	NIL	NIL

“Net worth” is total equity attributable to equity holders of the company.

The Company confirms that it shall comply with the provisions of the Takeover Regulations, wherever and if applicable. The Company has complied with sections 68, 69, 70 and 110 of the Act, the Share Capital Rules and the Management Rules.

19.	STOCK MARKET DATA

19.1.	The Equity Shares of the Company are listed on the BSE and NSE. Further, the ADSs of the Company are listed on the NYSE, Euronext London and Euronext Paris.

19.2.	The high, low and average market prices for the last three financial years and the monthly high, low and average market prices for the 6 months preceding the Public Announcement and the corresponding volumes on NSE are as follows:

Period	High (₹)	Date of High	Number of Equity Shares traded on that date	Low (₹)	Date of Low	Number of Equity Shares traded on that date	Average Price* (₹)	Total volume traded in period
3 Years
01-Apr-16 – 31-Mar-17	1,279.30	3-Jun-16	1,999,190	901.00	9-Nov-16	6,382,079	1,064.76	899,235,121
15-Jun-15 to 31-Mar-16	1,237.00	28-Mar-16	5,393,755	932.65	10-Jul-15	3,705,761	1,096.13	709,558,962
01-Apr-15 to 12-Jun-15	2,245.00	15-Apr-15	1,559,446	1,908.00	14-May-15	1,558,461	2,045.68	112,846,711
02-Dec-14 to 31-Mar-15	2,336.00	20-Feb-15	1,742,907	1,896.30	17-Dec-14	4,462,944	2,138.76	226,252,385
01-Apr-14 to 01-Dec-14	4,402.20	1-Dec-14	2,292,733	2,880.00	30-May-14	3,504,452	3,501.60	187,145,599
6 months
1st Sep – 30th Sep 2017	925.90	1-Sep-17	4,216,961	873.65	11-Sep-17	6,893,821	899.22	106,212,215
1st Aug – 31st Aug 2017	1,029.25	17-Aug-17	12,892,130	860.00	22-Aug-17	24,621,299	952.46	291,186,932
1st Jul- 31st Jul 2017	1,028.90	10-Jul-17	847,546	933.05	7-Jul-17	2,888,443	974.20	84,483,188
1st Jun – 30th Jun 2017	988.90	7-Jun-17	6,227,523	921.00	28-Jun-17	2,952,612	949.31	78,667,556
1st May – 31st May 2017	1,000.00	26-May-17	2,494,002	915.10	2-May-17	1,615,563	957.28	61,293,292
1st Apr – 30th Apr 2017	1,032.45	3-Apr-17	2,157,800	910.20	26-Apr-17	4,542,248	946.60	70,807,792

Note:	The company had made 2 bonus issues of 1 Equity Share for every Equity Share held and a stock dividend of 1 ADS for every ADS held. The record dates for the same were December 3, 2014 and June 17, 2015, respectively.

The high, low market prices for the last eight quarters preceding the Public Announcement and the corresponding volumes on NSE are as follows:

Quarters	High (₹)	Date of High	Low (₹)	Date of Low
Quarter ending September 30, 2017	1,029.25	17-Aug-17	860.00	22-Aug-17
Quarter ending June 30, 2017	1,032.45	3-Apr-17	910.20	26-Apr-17
Quarter ending March 31, 2017	1,044.00	24-Mar-17	901.15	27-Jan-17
Quarter ending December 31, 2016	1,082.70	14-Oct-16	901.00	9-Nov-16
Quarter ending September 30, 2016	1,196.05	14-Jul-16	1,009.10	22-Aug-16
Quarter ending June 30, 2016	1,279.30	3-Jun-16	1,151.10	11-Apr-16
Quarter ending March 31, 2016	1,237.00	28-Mar-16	1,030.85	12-Jan-16
Quarter ending December 31, 2015	1,219.80	12-Oct-15	1,011.25	18-Nov-15

19.3.	The high, low and average market prices for the last three financial years and the monthly high, low and average market prices for the 6 months preceding the Public Announcement and the corresponding volumes on BSE are as follows:

Period	High (₹)	Date of High	Number of Equity Shares traded on that date	Low (₹)	Date of Low	Number of Equity Shares traded on that date	Average Price* (₹)	Total volume traded in period
3 Years
01-Apr-16 – 31-Mar-17	1,278.00	3-Jun-16	63,514	900.30	9-Nov-16	408,320	1,064.79	66,761,210
15-Jun-15 to 31-Mar-16	1,234.65	28-Mar-16	162,252	932.55	10-Jul-15	154,023	1,096.00	38,019,668
01-Apr-15 to 12-Jun-15	2,244.00	13-Apr-15	33,879	1,910.00	14-May-15	132,623	2,045.55	10,174,618
02-Dec-14 to 31-Mar-15	2,335.20	20-Feb-15	79,717	1,898.00	17-Dec-14	203,846	2,138.89	16,765,393
01-Apr-14 to 01-Dec-14	4,401.00	1-Dec-14	239,742	2,894.00	30-May-14	992,292	3,500.86	13,090,801
6 months
1st Sep – 30th Sep 2017	926.20	1-Sep-17	298,495	874.00	11-Sep-17	344,077	899.07	6,297,736
1st Aug – 31st Aug 2017	1,028.90	17-Aug-17	532,195	861.50	22-Aug-17	1,967,963	952.75	23,180,232
1st Jul – 31st Jul 2017	1,021.00	31-Jul-17	312,052	934.40	7-Jul-17	169,922	974.45	6,715,573
1st Jun – 30th Jun 2017	988.70	7-Jun-17	458,343	921.20	28-Jun-17	429,702	949.37	5,861,354
1st May – 31st May 2017	1,000.00	26-May-17 and 30-May-17	184,059 and 91,547	915.65	2-May-17	77,745	957.06	6,347,010
1st Apr – 30th Apr 2017	1,030.50	3-Apr-17	157,467	910.40	26-Apr-17	265,820	946.41	4,931,308

Note:	The Company had made 2 bonus issues of 1 Equity Share for every Equity Share held and a stock dividend of 1 ADS for every ADS held. The record dates for the same were December 3, 2014 and June 17, 2015, respectively.

The high, low market prices for the last eight quarters preceding the Public Announcement and the corresponding volumes on BSE are as follows:

Quarters	High (₹)	Date of High	Low (₹)	Date of Low
Quarter ending September 30, 2017	1,028.90	17-Aug-17	861.50	22-Aug-17
Quarter ending June 30, 2017	1,030.50	3-Apr-17	910.40	26-Apr-17
Quarter ending March 31, 2017	1,045.00	13-Jan-17	905.00	31-Jan-17
Quarter ending December 31, 2016	1,080.70	14-Oct-16	900.30	9-Nov-16
Quarter ending September 30, 2016	1,195.05	14-Jul-16	1,009.20	22-Aug-16
Quarter ending June 30, 2016	1,278.00	3-Jun-16	1,151.40	11-Apr-16
Quarter ending March 31, 2016	1,234.65	28-Mar-16	1,031.85	12-Jan-16
Quarter ending December 31, 2015	1,219.00	12-Oct-15	1,012.25	18-Nov-15

19.4.	Notice of the Board Meeting convened to consider the proposal of the Buyback was given to the BSE and NSE on August 16, 2017. The closing price of the Company’s equity share on August 16, 2017 was ₹ 976.80 on BSE and ₹ 975.20 on NSE. The Board, at its meeting held on August 19, 2017, approved the proposal for the Buyback at a price not exceeding ₹ 1,150 per share and the intimation was sent to BSE and NSE on the same day. The high and low market prices on August 18, 2017 (being the trading day previous to the day on which the Board Meeting was held to approve the Buyback) were ₹ 1,021.50 and ₹ 884.40, respectively on BSE, and were ₹ 1,017.90 and ₹ 884.20, respectively on NSE. The closing price of the Company’s Equity Shares on August 21, 2017 (being the next working day post the Board Meeting approving the Buyback) was ₹ 873.50 per Equity Share on the BSE and ₹ 873.40 per Equity Share on the NSE.

20.	STATUTORY APPROVALS

20.1.	The Buyback offer is subject to approvals, if any required, under the provisions of the Act, the Buyback Regulations, FEMA and/or such other acts in force for the time being.

20.2.	The Board at its meeting held on August 19, 2017 approved the proposal for the Buyback.

20.3.	The Buyback from the Eligible Shareholders who are residents outside India including foreign corporate bodies (including erstwhile overseas corporate bodies), foreign institutional investors / foreign portfolio investors, non-resident Indians, shareholders of foreign nationality and ADS holders who withdraw Equity Shares underlying their ADSs prior to the Record Date, if any, shall be subject to Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, and also subject to such approvals, if and to the extent necessary or required from concerned authorities including, but not limited to, approvals from the RBI under Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any.

20.4.	As mentioned above, the Buyback of Equity Shares from non-residents (“NR”) and non resident Indian (“NRI”) shareholders will be subject to approvals, if any, of the appropriate authorities, including RBI, as applicable. NRIs and erstwhile OCBs must obtain all specific approvals required to tender the Equity Shares held by them in this Buyback (including without limitation, approval from RBI, as applicable). It is the obligation of such NRI to obtain such approvals along with the Tender Form, so as to enable them to tender Equity Shares in the Buyback. The Company will have the right to make payment to the Eligible Shareholders in respect of whom no prior RBI approval is required and not accept Equity Shares from the Eligible Shareholders in respect of whom prior RBI approval is required in the event copies of such approvals are not submitted.

20.5.	By agreeing to participate in the Buyback, the NR and NRI shareholders give the Company the authority to make, sign, execute, deliver, acknowledge and perform all applications to file regulatory reportings, if required, including FC-TRS form, if necessary and undertake to provide assistance to the Company for such regulatory reporting, if required by the Company.

20.6.	As on the date hereof, there is no other statutory or regulatory approval required to implement the Buyback, other than that indicated above. If any statutory or regulatory approval becomes applicable subsequently, the Buyback Offer will be subject to such statutory or regulatory approval(s). In the event of any delay in receipt of any statutory / regulatory approvals, changes to the proposed timetable of the Buyback Offer, if any, shall be intimated to the Stock Exchanges.

21.	REGISTRAR TO THE BUYBACK

21.1.	The Company has appointed the following as the Registrar to the Buyback:

M/s Karvy Computershare Private Limited

Karvy Selenium, Tower B, Plot Number 31- 32

Gachibowli Financial District, Nanakramguda,

Hyderabad 500 032, India

Contact Person: M. Murali Krishna

Phone: +91 40 6716 2222

Fax: +91 40 2343 1551

Email: infosyssharebuyback@karvy.com

SEBI Registration: INR000000221

Validity Period: Permanent Registration

21.2.	In case of any query, the shareholders may contact the Registrar during working hours, i.e., 10 am to 5 pm India Standard Time on all working days except Saturday, Sunday and public holidays.

22.	PROCEDURE FOR SUBMISSION

Eligible Shareholders are required to submit their form(s) with their broker for bidding. After entering a valid bid, the seller broker/shareholder along with the requisite documents to be sent either by registered post / courier to the Registrar to the Buyback, superscribing the envelope as “Infosys Buyback 2017”, or hand deliver the same to the Registrar at the address mentioned above in paragraph 21.1. Eligible Shareholders holding Equity Shares in the dematerialized form are requested to refer to paragraph 24.16.

23.	PROCESS AND METHODOLOGY FOR THE BUYBACK

23.1.	The Company proposes to buy back up to 11,30,43,478 Equity Shares from all the Eligible Shareholders, on a proportionate basis (subject to the reservation for Small Shareholders), through the Tender Offer route at a price of ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty only) per Equity Share, payable in cash for an aggregate amount of up to ₹ 13,000 Crore/- (Rupees Thirteen Thousand Crore only) (being less than 25% of the total paid-up equity capital and free reserves of the Company as per the audited standalone financial statements of the Company as on June 30, 2017). The maximum number of Equity Shares proposed to be bought back represents 4.92% of the total paid-up equity share capital of the Company. The Buyback is in accordance with Article 14 of the Articles of Association of the Company and subject to the provisions of Sections 68, 69, 70 and 110 and all other applicable provisions, if any, of the Act and in compliance with Buyback Regulations and subject to such other approvals, permissions and sanctions as may be necessary, from time to time from statutory authorities including but not limited to SEBI, the Stock Exchanges, RBI etc.

23.2.	The Company expresses no opinion as to whether Eligible Shareholders should participate in the Buyback, and accordingly, Eligible Shareholders are advised to consult their own advisors to consider participation in the Buyback.

23.3.	As on the date of the Public Announcement, the aggregate shareholding of the Promoters / persons in control was 29,28,06,199 Equity Shares, which represents 12.75% of the existing equity share capital of the Company. In terms of the Buyback Regulations, under the Tender Offer route, the Promoters of the Company have the option to participate in the Buyback. In this regard, some of the Promoters as listed in paragraph 11.5 of this Draft Letter of Offer have expressed their intention, vide their letters dated August 24, 2017 and August 25, 2017 to participate in the Buyback and offer up to an aggregate maximum of 1,77,29,998 Equity Shares or such lower number of Equity Shares as permitted under applicable laws.

23.4.	Assuming 100% of the Eligible Shareholders elect to fully participate in the Buyback up to their Buyback Entitlement, post Buyback the aggregate shareholding of the Promoters will be [•] Equity Shares, representing [•]% of the post Buyback equity share capital of the Company, i.e., an increase / decrease of [•]% (rounded-off) from their present holding of 12.75% of the pre Buyback equity share capital of the Company.

23.5.	Record Date, Ratio of Buyback and entitlement of each Shareholder:

23.5.1.	As required under the Buyback Regulations, the company has announced November 1, 2017 as the Record Date for the purpose of determining the entitlement and the names of the Shareholders holding Equity Shares, who are eligible to participate in the Buyback Offer.

23.5.2.	The Equity Shares proposed to be bought back by the Company as a part of the Buyback are divided in two categories:

•	Reserved category for Small Shareholders ( “Reserved Category”); and

•	General category for all Eligible Shareholders other than Small Shareholders (“General Category”)

23.5.3.	As defined in Regulation 2(1)(la) of the Buyback Regulations, a “Small Shareholder” is a Shareholder who holds Equity Shares having market value, on the basis of the closing price on November 1, 2017, i.e., the Record Date, of not more than ₹200,000 (Rupees Two Lakh only). As on the Record Date, the closing price on [•], being the Recognized Stock Exchange having the highest trading volume, was ₹ [•] per Equity Share. Accordingly, all Eligible Shareholders holding not more than [•] Equity Shares as on the Record Date are classified as ‘Small Shareholders’ for the purpose of the Buyback Offer.

23.5.4.	Based on the above definition, there are [•] Small Shareholders, with an aggregate shareholding of [•] Equity Shares, as on the Record Date, which constitutes [•]% of the outstanding paid up equity share capital of the Company and [•]% of the maximum number of Equity Shares which are proposed to be bought back as part of this Buyback Offer.

23.5.5.	In accordance with Regulation 6 of the Buyback Regulations, the reservation for the Small Shareholders will be [•] Equity Shares, which is the higher of:

(a)	Fifteen percent of the number of Equity Shares which the Company proposes to buy back, i.e., 15% of [•] Equity Shares, which works out to [•] Equity Shares; or

(b)	The number of Equity Shares to which the Small Shareholders are entitled, as per their shareholding as on Record Date, [i.e., ( [•] /[•]) X[•]], which works out to [•] Equity Shares. All the outstanding Equity Shares have been used for computing the entitlement of Small Shareholders since some of the Promoters also intend to offer Equity Shares held by them in the Buyback.

23.5.6.	Accordingly, the General Category shall consist of [•] Equity Shares.

23.5.7.	Based on the above, the Buyback Entitlement for both categories is as follows:

Category Entitlement Ratio of Buyback

Category	Entitlement Ratio of Buyback
Reserved Category	[•] Equity Shares out of every [•] fully paid-up Equity Shares held on the Record Date
General Category	[•] Equity Shares out of every [•] fully paid-up Equity Shares held on the Record Date

23.6.	Participation by ADS Holders

23.6.1.	ADS holders will not be eligible to tender ADSs in the Buyback. As intimated by the Company in the Postal Ballot Notice dated August 25, 2017 (refer to section (j) of the explanatory statement attached to the Postal Ballot Notice – Additional Information for Holders of the Company’s American Depositary Shares), in order for ADS holders to participate in the Buyback, they must have previously taken certain actions in order to withdraw the Equity Shares underlying the ADSs held by them in advance of the Record Date and should have become holders of Equity Shares on the Record Date. They, therefore, needed to (i) apply for and obtain a PAN from the Indian Income Tax Department to allow them to directly hold Equity Shares, (ii) establish an account with a bank, broker or other nominee in India sufficiently in advance of the Record Date to receive Equity Shares in electronic/ dematerialized form (an “Indian Brokerage Account”) prior to the Record Date, and (iii) submit their desired number of ADSs to Deutsche Bank Trust Company Americas, as ADR depositary (the “Depositary”) for cancellation along with proper cancellation instructions in each case sufficiently in advance of the Record Date and withdraw the underlying Equity Shares such that they are holding Equity Shares of the Company as of the Record Date. As a holder of Equity Shares as of the Record Date, they can tender into the Buyback any or all such withdrawn Equity Shares in accordance with the terms of the Buyback when the Tendering Period for the Buyback commences.

23.6.2.	ADS holders who cancelled any ADSs and withdrew the underlying Equity Shares, such that they became holders of Equity Shares as of the Record Date will be allocated an entitlement that is dependent on the number of Equity Shares held as of the Record Date.

23.6.3.	The Company has received an intimation from the SEBI that the Depository Receipt Scheme, 2014 issued by the Government of India is presently in vogue. In terms of the scheme, the conversion of ADSs into Equity Shares and vice versa is available to the Company. Accordingly, the re-deposit of the withdrawn Equity Shares against the creation of ADS will be in accordance with the provisions of the Depository Scheme, 2014 and the terms of the ADSs. If an ADS holder withdraws Equity Shares underlying his or her ADSs after August 30, 2017 (i.e., the date that was established by the Depositary as the cut-off date for determining those registered ADS holders that are entitled to receive the postal ballot materials and provide them with voting instructions on the postal ballot resolutions (“ADS Postal Ballot Cut Off Date”)), and prior to the last date of the Tendering Period, such ADS holder will be able to re-deposit against the creation of ADSs any of such Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback, and receive in return ADSs representing such re-deposited Equity Shares if such ADS holder has such Equity Shares delivered to the Custodian for the Depositary (along with ADS issuance instructions) on or prior to 30 days after expiration of the Tendering Period. The Depositary has agreed to waive the ADS issuance fee that would otherwise be payable in connection with the issuance of ADSs representing such re-deposited Equity Shares during such 30-day period.

23.6.4.	Withdrawn Equity Shares for which the aforementioned re-deposit does not occur and / or instruction is not given within such 30-day period, as well as Equity Shares withdrawn prior to the ADS Postal Ballot Cut Off Date or after the last day of the Tendering Period, may only be re-deposited against the creation of ADSs to the extent a specified maximum number of outstanding ADSs would not be exceeded. Accordingly, the Company cannot assure ADS holders that such Equity Shares will be able to be re-deposited against the creation of ADSs. In addition, in these circumstances, the ADS issuance fee would not be waived with respect to the issuance of ADSs representing such Equity Shares.

23.6.5.	The Buyback Price is a 17.05% premium to the volume weighted average price of an ADS on the NYSE for the 3 months preceding the date of the notice to the Indian Stock Exchanges of the board meeting to consider the proposal of the Buyback; i.e., August 16, 2017 (being August 15, 2017 in the U.S. as a result of different time zones). The Buyback Price is a 15.56% premium over the closing price of the ADS on the NYSE, as on the date of the notice to the Indian Stock Exchanges of the board meeting to consider the proposal of the Buyback; i.e., August 16, 2017 (being August 15, 2017 in the U.S. as a result of different time zones). The Buyback Price will be paid in Indian Rupees. These amounts are based on the exchange rate of ₹ 64.2428/US$ as published by the Reserve Bank of India on August 16, 2017 i.e., the date of the notice to the Indian Stock Exchanges of the board meeting to consider the proposal for the Buyback. Fluctuations in the exchange rate between the Indian Rupee and the U.S. Dollar will affect the U.S. Dollar equivalent of the Buyback Price and Buyback amount. Shareholders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

23.6.6.	The Buyback Price is a 5.22% premium to the last traded price of an ADS on Euronext Paris on April 4, 2017, being the date on which the last trade was undertaken on Euronext Paris prior to the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback. The Buyback Price is a 24.31% premium to the last known price of an ADS on Euronext Paris prior to the publication of the French-specific, statutory press release submitted to the appreciation of the Autorité des marchés financiers in accordance with article 231-24 of the Règlement général de l’Autorité des marchés financier on September 19, 2017. (i.e. a price of 14.15 euros on September 15, 2017). The Buyback Price will be paid in Indian Rupees. These amounts are based on the exchange rate of ₹ 75.3761/Euro as published by the Reserve Bank of India on August 16, 2017. Fluctuations in the exchange rate between the Indian Rupee and the Euro will affect the Euro equivalent of the Buyback Price and Buyback amount. ADS holders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

23.7.	Fractional Entitlements

23.7.1.	If the Buyback Entitlement, after applying the above mentioned ratios to the Equity Shares held on Record Date, is not a round number (i.e., not a multiple of 1 Equity Share) then the fractional entitlement shall be ignored for computation of entitlement to tender Equity Shares in the Buyback Offer, for both categories of Shareholders.

23.7.2.	On account of ignoring the fractional entitlement, those Small Shareholders who hold [•] or less Equity Shares as on the Record Date, will be dispatched a Tender Form with zero entitlement. Such Small Shareholders are entitled to tender additional Equity Shares as part of the Buyback Offer and will be given preference in the Acceptance of one Equity Share, if such Small Shareholders have tendered for additional Equity Shares.

23.8.	Basis of Acceptance of Equity Shares validly tendered in the Reserved Category

Subject to the provisions contained in this Draft Letter of Offer, the Company will accept the Equity Shares tendered in the Buyback Offer by the Small Shareholders in the Reserved Category in the following order of priority:

(a)	Full acceptance of Equity Shares from Small Shareholders in the Reserved Category who have validly tendered their Equity Shares, to the extent of their Buyback Entitlement, or the number of Equity Shares tendered by them, whichever is less.

(b)	After the acceptance as described in paragraph 23.8(a), if there are any Equity Shares left to be bought back in the Reserved Category, the Small Shareholders who were entitled to tender zero Equity Shares (on account of ignoring the fractional entitlement), and have tendered additional Equity Shares, shall be given preference and one Equity Share each from the additional Equity Shares tendered by these Small Shareholders shall be bought back in the Reserved Category.

(c)	After the acceptance as described in paragraph 23.8(a) and (b), if there are any validly tendered unaccepted Equity Shares in the Reserved Category (“Reserved Category Additional Shares”) and Equity Shares left to be bought back in Reserved Category, the Reserved Category Additional Shares shall be accepted in a proportionate manner and the acceptances shall be made in accordance with the Buyback Regulations, i.e., valid acceptances per Shareholder shall be equal to the Reserved Category Additional Shares by the Shareholder divided by the total Reserved Category Additional Shares and multiplied by the total number of Equity Shares remaining to be bought back in the Reserved Category. For the purpose of this calculation, the Reserved Category Additional Shares taken into account for such Small Shareholders from whom one Equity Share has been accepted in accordance with paragraph 23.8(b) shall be reduced by one.

(d)	In case of proportionate acceptance, as described in paragraph 23.8(c), adjustment for fractional entitlements will be made as follows:

•	For any Shareholder, if the number of additional Equity Shares to be accepted, calculated on a proportionate basis is not a multiple of 1 and the fractional acceptance is greater than or equal to 0.50, then the fraction would be rounded off to the next higher integer.

•	For any Shareholder, if the number of additional Equity Shares to be accepted, calculated on a proportionate basis is not a multiple of 1 and the fractional acceptance is less than 0.50, then the fraction shall be ignored.

23.9.	Basis of Acceptance of Equity Shares validly tendered in the General Category

23.9.1.	Subject to the provisions contained in this Draft Letter of Offer, the Company will accept the Equity Shares tendered in the Buyback Offer by Shareholders (other than Small Shareholders) in the General Category in the following order of priority:

(a)	Full Acceptance of Equity Shares from Shareholders in the General Category who have validly tendered their Equity Shares, to the extent of their Buyback Entitlement, or the number of Equity Shares tendered by them, whichever is less.

(b)	After the acceptance as described in paragraph 23.9.1(a) , if there are any validly tendered unaccepted Equity Shares in the General Category (“General Category Additional Shares”) and Equity Shares left to be bought back in General Category, the General Category Additional Shares shall be accepted in a proportionate manner and the acceptances shall be made in accordance with the Buyback Regulations, i.e., valid acceptances per Shareholder shall be equal to the General Category Additional Shares by the Shareholder divided by the total General Category Additional Shares and multiplied by the total number of Equity Shares remaining to be bought back in General Category.

(c)	In case of proportionate acceptance described in paragraph 23.9(1)(b), adjustment for fractional entitlements, will be made as follows:

•	For any Shareholder, if the number of additional Equity Shares to be accepted, calculated on a proportionate basis is not a multiple of 1 and the fractional acceptance is greater than or equal to 0.50, then the fraction would be rounded off to the next higher integer.

•	For any Shareholder, if the number of additional Equity Shares to be accepted, calculated on a proportionate basis is not a multiple of 1 and the fractional acceptance is less than 0.50, then the fraction shall be ignored.

23.10.	Basis of Acceptance of Equity Shares between the two categories

23.10.1.	After acceptances of tenders, as mentioned in paragraphs 23.8 and 23.9, if there are any Equity Shares left to be bought back in one category (“Partially Filled Category”) and there are additional unaccepted validly tendered Equity Shares (“Further Additional Shares”) in the second category (“Over Tendered Category”), then the Further Additional Shares in the Over Tendered Category shall be accepted in a proportionate manner, i.e., valid acceptances per Shareholder shall be equal to Further Additional Shares validly tendered by the Shareholder in the Over Tendered Category divided by the total Further Additional Shares in the Over Tendered Category and multiplied by the total Equity Shares left to be bought back in the Partially Filled Category.

23.10.2.	If the Partially Filled Category is the General Category and the Over Tendered Category is the Reserved Category, then any Small Shareholder who has received a Tender Form with zero Buyback Entitlement and who has tendered additional Equity Shares shall be eligible for priority acceptance of one Equity Share before acceptance in paragraph 23.10.1 out of the Equity Shares left to be bought back in the Partially Filled Category provided no acceptance could take place from such Shareholder in accordance with paragraph 23.8.

23.10.3.	In case of proportionate acceptance described in paragraph 23.10.1, adjustment for fractional entitlements will be made as follows:

•	For any Shareholder, if the number of Further Additional Shares to be accepted, calculated on a proportionate basis is not in the multiple of 1 and the fractional acceptance is greater than or equal to 0.50, then the fraction would be rounded off to the next higher integer.

•	For any Shareholder, if the number of Further Additional Shares to be accepted, calculated on a proportionate basis is not in the multiple of 1 and the fractional acceptance is less than 0.50, then the fraction shall be ignored.

23.10.4.	In case of any practical issues resulting out of rounding-off of Equity Shares or otherwise, the Buyback Committee or any person(s) authorized by the Buyback Committee will have the authority to decide such final allocation with respect to such rounding-off or any excess of Equity Shares or any shortage of Equity Shares after allocation of Equity Shares as set out in the process described in this Section 23.

23.11.	For avoidance of doubt, it is clarified that as per the paragraphs above:

23.11.1.	Equity Shares accepted under the Buyback from each Eligible Shareholder, shall be lower of the following:

•	the number of Equity Shares tendered by the respective Shareholder; and

•	the number of Equity Shares held by the respective Shareholder, as on the Record Date.

23.11.2.	Equity Shares tendered by any Shareholder over and above the number of Equity Shares held by such Shareholder as on the Record Date shall not be considered for the purpose of Acceptance.

23.11.3.	Post allocation, up to the Entitlement of each Eligible Shareholder or the number of Equity Shares tendered by each Eligible Shareholder, whichever is lower, all over-tendered Equity Shares will be accepted by the Company on a proportionate basis. The ratio computed for over-tendered Equity Shares will be computed separately for the Reserved Category and the General Category.

23.12.	Clubbing of Entitlement

In order to ensure that the same shareholders with multiple demat accounts/ folios do not receive a higher entitlement under the Small Shareholder category, the Company will club together the Equity Shares held by such shareholders with a common PAN for determining the category (Small Shareholder or General) and entitlement under the Buyback. In case of joint shareholding, the Company will club together the Equity Shares held in cases where the sequence of the PANs of the joint shareholders is identical. In case of Eligible Shareholders holding Equity Shares in physical form, where the sequence of PANs is identical and where the PANs of all joint shareholders are not available, the Company will check the sequence of the names of the joint holders and club together the Equity Shares held in such cases where the sequence of the PANs and name of joint shareholders are identical. The shareholding of institutional investors like mutual funds, pension funds / trusts, insurance companies, etc. with a common PAN will not be clubbed together for determining the category and will be considered separately where these Equity Shares are held for different schemes and have a different demat account nomenclature based on information prepared by the Registrar as per the shareholder records received from the Depositories.

24.	PROCEDURE FOR TENDERING EQUITY SHARES AND SETTLEMENT

24.1.	The Buyback is open to all Equity Shareholders/beneficial owners of Equity Shares of the Company (as per the records made available to the Company by Depositories as on the Record Date), holding Equity Shares either in physical and/or dematerialized form on the Record Date. An Eligible Shareholder who wishes to tender their shares in the Buyback must have an active trading account.

24.2.	The Company proposes to effect the Buyback through the Tender Offer route, on a proportionate basis. This Draft Letter of Offer, outlining the terms of the Buyback Offer as well as the detailed disclosures as specified in the Buyback Regulations, will be mailed to Equity Shareholders of the Company whose names appear on the register of members of the Company, or who are beneficial owners of Equity Shares as per the records of Depositories, on the Record Date.

24.3.	The Eligible Shareholder(s) who have registered their email ids with the Depositories / the Company shall be dispatched the Draft Letter of Offer through electronic means. If Eligible Shareholder(s) who have been sent the Draft Letter of Offer through electronic means wish to obtain a physical copy of the Draft Letter of Offer, they may send a request in writing to the Company or Registrar at the address or email id mentioned on the cover page of the Draft Letter of Offer by stating such Eligible Shareholder’s name, address, number of Equity Shares held on Record Date, client ID number, DP name / ID, beneficiary account number, and upon receipt of such request, a physical copy of the Draft Letter of Offer shall be provided to such Eligible Shareholder. The Eligible Shareholder(s) who have not registered their email ids with the Depositories / the Company shall be dispatched the Draft Letter of Offer through physical mode by registered post / speed post / courier. For U.S. shareholders who have not registered their e-mail addresses with the Depositories, physical copies of the Draft Letter of Offer, in addition to being sent by registered post to their address registered with the Depositories in accordance with Indian law, will also be sent by expedited commercial courier.

24.4.	The Company will not accept any Equity Shares offered for Buyback where there exists any restraint order of a Court/ any other competent authority for transfer / disposal/ sale or where loss of share certificates has been notified to the Company or where the title to the Equity Shares is under dispute or otherwise not clear or where any other restraint subsists.

24.5.	The Company shall comply with Regulation 19(5) of the Buyback Regulations which states that the Company shall not buy back locked-in Equity Shares and non-transferrable Equity Shares till the pendency of the lock-in or till the Equity Shares become transferrable. The Company shall accept all the Equity Shares validly tendered for the Buyback by Eligible Shareholders, on the basis of their Buyback Entitlement as on the Record Date.

24.6.	Shareholders’ participation in the Buyback will be voluntary. Shareholders can choose to participate, in part or in full, and get cash in lieu of the Equity Shares accepted under the Buyback or they may choose not to participate and enjoy a resultant increase in their shareholding percentage, post Buyback, as a result of the decrease in the paid-up Equity Share Capital, without additional investment. Shareholders may also accept a part of their Buyback entitlement. Shareholders also have the option of tendering additional Equity Shares (over and above their Buyback Entitlement) and participate in the shortfall created due to non-participation of some other Shareholders, if any. Acceptance of any Equity Shares tendered in excess of the Buyback Entitlement by the Shareholder shall be in terms of procedure outlined in Section 23 of this Draft Letter of Offer.

24.7.	The maximum tender under the Buyback by any Shareholder cannot exceed the number of Equity Shares held by the Shareholder as on the Record Date.

24.8.	The Buyback shall be implemented by the Company in accordance with the SEBI Circulars and following the procedure prescribed in the Act and the Buyback Regulations and as may be determined by the Board (including the Committee authorized to complete the formalities of the Buyback) and on such terms and conditions as may be permitted by law from time to time.

24.9.	For implementation of the Buyback, the Company has appointed Kotak Securities Limited as the registered broker to the Company (the “Company’s Broker”) to facilitate the process of tendering of Equity Shares through stock exchange mechanism for the Buyback and through whom the purchases and settlements on account of the Buyback would be made by the Company, as described in this Section 24. In the tendering process, the Company’s Broker may also process the orders received from the Eligible Shareholders. The contact details of the Company’s Broker are as follows:

Kotak Securities Limited

27 BKC, C 27, G Block, Bandra Kurla Complex, Bandra (E),

Mumbai – 400 051

Contact Person: Naaz Khan

Phone: +91 22 3030 5757

Email: Naaz.Khan@kotak.com

SEBI Registration: NSE Capital Market: INB230808130

BSE Equity: INB010808153

24.10.	The Company will request the Indian Stock Exchanges i.e. the BSE and the NSE to provide the Acquisition Window to facilitate placing of sell orders by Eligible Shareholders who wish to tender their Equity Shares in the Buyback. Accordingly, Equity Shares may be tendered in the Buyback through either the BSE or the NSE. The BSE would be the Designated Stock Exchange for the Buyback. The details of the Acquisition Window will be specified by the Indian Stock Exchanges from time to time.

24.11.	All Eligible Shareholders may place orders in the Acquisition Window through their respective stock brokers (“Seller Member(s)”).

24.12.	During the Tendering Period, the order for selling the Equity Shares will be placed in the Acquisition Window by Eligible Shareholders through their respective Seller Members during normal trading hours of the secondary market.

24.13.	Seller Members can enter orders for demat Equity Shares as well as physical Equity Shares.

24.14.	Modification/ cancellation of orders and multiple bids from a single Shareholder will be allowed during the Tendering Period of the Buyback offer. Multiple bids made by a single Eligible Shareholder for selling the Equity Shares shall be clubbed and considered as ‘one’ bid for the purposes of Acceptance. An order can be cancelled or modified by an Eligible Shareholder who has tendered his Equity Shares during the Tendering Period by contacting his Seller Member through whom the initial bid was placed by providing a request for modification/cancellation via his registered email address or registered telephone number or by visiting the Seller Member’s branch and submitting a written request.

24.15.	The cumulative quantity of Equity Shares tendered under the Buyback shall be made available on BSE website – www.bseindia.com and NSE website – www.nseindia.com – throughout the Tendering Period and will be updated at specific intervals during the Tendering Period.

24.16.	Procedure to be followed by Eligible Shareholders holding Equity Shares in the dematerialised form:

24.16.1.	Eligible Shareholders who desire to tender their Equity Shares in the dematerialised form under the Buyback will have to do so through their respective Seller Member by indicating to their Seller Member the details of Equity Shares they intend to tender under the Buyback.

24.16.2.	The Seller Member will be required to place a bid on behalf of the Eligible Shareholders who wish to tender Equity Shares in the Buyback using the acquisition window of the Indian Stock Exchanges. Before placing the bid, the Eligible Shareholder will need to transfer the tendered Equity Shares to the Clearing Corporation by using the settlement number through the early pay-in mechanism as prescribed by the Depositories. This shall be validated at the time of order/bid entry. The details of the settlement number for the Buyback will be provided in a separate circular which shall be issued at the time of issue opening by Clearing Corporation.

24.16.3.	For Custodian Participant orders for demat Equity Shares, early pay-in is mandatory prior to confirmation of order by custodian. The custodian will confirm the orders not later than 6.00 P.M. Indian Standard Time on closing of trading hours on the last day of the Tendering Period. Thereafter, all unconfirmed orders will be deemed to be rejected. For all confirmed Custodian Participant orders, order modification by the Seller Member will revoke the custodian confirmation and the revised order will be sent to the custodian again for confirmation.

24.16.4.	Upon placing the bid, the Seller Member will provide a Transaction Registration Slip (“TRS”) generated by the Exchange bidding system to the Eligible Shareholder. TRS will contain the details of order submitted like Bid ID No., Application No., DP ID, Client ID, No. of Equity Shares tendered, etc.

24.16.5.	Eligible Shareholders shall also provide all relevant documents, that are necessary to ensure transferability of the Equity Shares in respect of the Tender Form to be sent. Such documents may include (but not be limited to):

(a)	Duly attested power of attorney, if any person other than the Eligible Shareholder has signed the Tender Form;

(b)	Duly attested death certificate and succession certificate/ legal heirship certificate/court approved scheme of merger/ amalgamation for a company, in case any Eligible Shareholder has expired; and

(c)	In case of companies, the necessary certified corporate authorizations (including board and/ or general meeting resolutions).

24.16.6.	In case of non-receipt of the completed Tender Form and other documents, but receipt of Equity Shares in the Early Pay-in Account of the Clearing Corporation and a valid bid in the exchange bidding system, the Buyback shall be deemed to have been accepted, for demat Shareholders.

24.16.7.	The Eligible Shareholders will have to ensure that they keep the DP Account active and unblocked to receive credit in case of return of Equity Shares due to rejection or due to prorated buyback decided by the Company.

24.16.8.	The acceptance from all non-resident Shareholders (excluding FIIs) is subject to the Company receiving the permission received by them from the RBI to acquire the Equity Shares held by them in the Company. In case the Equity Shares are held on repatriation basis, the non-resident Shareholder should obtain and deliver to the Company a letter from its authorised dealer/ bank confirming that at the time of acquiring such Equity Shares, payment for the same was made by the non-resident Shareholder from the appropriate account as specified by RBI in its approval. In case the non-resident Shareholder is not in a position to produce the said certificate, the Equity Shares would be deemed to have been acquired on non-repatriation basis and in that case the Shareholder shall submit a consent letter addressed to the Company, allowing the Company to make the payment on a non-repatriation basis in respect of the valid Equity Shares accepted under the Buyback. If any of the above stated documents (as applicable) are not sent across to the Company, the Equity Shares tendered under the Buyback are liable to be subsequently rejected.

24.17.	Procedure to be followed by Registered Eligible Shareholders holding Equity Shares in Physical form

a)	Eligible Shareholders who are holding physical Equity Shares and intend to participate in the Buyback are required to approach their respective Seller Member along with the complete set of documents for verification procedures to be carried out including the:

i.	Tender Form duly signed (by all Eligible Shareholders in case Equity Shares are in joint names) in the same order in which they hold the Equity Shares.

ii.	Original share certificates

iii.	Valid share transfer form(s) (SH-4) duly filled and signed by the transferors (i.e., by all registered Eligible Shareholders in the same order and as per the specimen signatures registered with the Company) and duly witnessed at the appropriate place authorizing the transfer in favor of the Company

iv.	Self-attested copy of the Eligible Shareholder’s PAN Card

v.	Any other relevant documents such as (but not limited to):

•	Duly attested Power of Attorney if any person other than the Eligible Shareholder has signed the relevant Tender Form

•	Notarized copy of death certificate/ succession certificate or probated will, if the original Shareholder has deceased

•	Necessary corporate authorisations, such as Board Resolutions, etc., in case of companies

vi.	In addition to the above, if the address of the Eligible Shareholder has undergone a change from the address registered in the Register of Members of the Company, the Eligible Shareholder would be required to submit a self-attested copy of address proof consisting of any one of the following documents: valid Aadhar Card, Voter Identity Card or Passport.

b)	Based on these documents, the Seller Member shall place the bid on behalf of the Eligible Shareholder holding Equity Shares in physical form who wishes to tender Equity Shares in the Buyback using the Acquisition Window of the Indian Stock Exchanges. Upon placing the bid, the Seller Member shall provide a Transaction Registration Slip (‘TRS’) generated by the Indian Stock Exchanges’ bidding system to the Eligible Shareholder. The TRS will contain the details of order submitted like Folio No., Certificate No., Distinctive No., No. of Equity Shares tendered, etc.

c)	After placement of bid, as mentioned in paragraph 24.17(b), the Seller Member must ensure delivery of Tender Form, TRS, original share certificate(s), valid share transfer form(s) & other documents (as mentioned in paragraph 24.17(a), either by registered post or courier or hand delivery to the Registrar and Transfer Agent (“RTA”) (at the address mentioned on the cover page and mentioned in Section 21 of this Draft Letter of Offer) within 2 (two) days of bidding by the Seller Member. The envelope should be superscribed as “Infosys Buyback Offer 2017”. One copy of the TRS will be retained by RTA and it will provide acknowledgement of the same to the Seller Member / Eligible Shareholder.

d)	Eligible Shareholders holding physical Equity Shares should note that physical Equity Shares will not be accepted unless the complete set of documents is submitted. Acceptance of the physical Equity Shares for Buyback shall be subject to verification as per the Buyback Regulations and any further directions issued in this regard. RTA will verify such bids based on the documents submitted on a daily basis and till such time the Indian Stock Exchanges shall display such bids as ‘Unconfirmed Physical Bids’. Once, RTA confirms the bids they will be treated as ‘confirmed bids’.

e)	In case any person has submitted Equity Shares in physical form for dematerialisation, such Eligible Shareholders should ensure that the process of getting the Equity Shares dematerialized is completed well in time so that they can participate in the Buyback Offer before the Closing Date.

24.18.	For Equity Shares held by Eligible Shareholders who are Non-Resident Shareholders of Equity Shares (Read with Section 20 “STATUTORY APPROVALS”):

a)	Eligible Shareholders who are non-resident shareholders of Equity Shares (excluding FIIs) shall also enclose a copy of the permission received by them from RBI, if applicable, to acquire the Equity Shares held by them.

b)	In case the Equity Shares are held on repatriation basis, the Non-Resident Eligible Shareholders shall obtain and enclose a letter from its authorised dealer / bank confirming that at the time of acquiring such Equity Shares, payment for the same was made by the non-resident Eligible Shareholders from the appropriate account (e.g. NRE a/c.) as specified by RBI in its approval. In case the Non-Resident Seller is not in a position to produce the said certificate, the Equity Shares would be deemed to have been acquired on non-repatriation basis and in that case the Non-Resident Seller shall submit a consent letter addressed to the Company, allowing the Company to make the payment on a non-repatriation basis in respect of the valid Equity Shares accepted under the Buyback.

c)	If any of the above stated documents (as applicable) are not enclosed along with the Tender Form, the Equity Shares tendered under the Buyback are liable to be rejected.

24.19.	In case of non-receipt of this Draft Letter of Offer:

a)	In case the Equity Shares are in dematerialised form: An Eligible Shareholder may participate in the Buyback Offer by downloading the Tender Form from the website of the Company, i.e., www.infosys.com or by providing its application in writing on plain paper, signed by Eligible Shareholders, stating name & address of Shareholder(s), number of Equity Shares held as on the Record Date, Client ID number, DP Name/ID, beneficiary account number and number of Equity Shares tendered for the Buyback.

b)	In case the Equity Shares are in physical form: An Eligible Shareholder may participate in the Offer by providing its application in writing on plain paper signed by such Eligible Shareholder stating name, address, folio number, number of Equity Shares held, share certificate number, number of Equity Shares tendered for the Buyback Offer and the distinctive numbers thereof, enclosing the original share certificate(s), copy of such Eligible Shareholder’s PAN card(s) and executed share transfer form in favour of the Company. The transfer form SH-4 can be downloaded from the Company’s website www.infosys.com. Eligible Shareholders must ensure that the Tender Form, along with the TRS and requisite documents (as mentioned in paragraph 24.17(a), reach the collection centres not later than 2 (two) days from the Closing Date, i.e., [•] (by 5 PM Indian Standard Time). If the signature(s) of the Eligible Shareholders provided in the plain paper application differs from the specimen signature(s) recorded with the Registrar of the Company or are not in the same order (although attested), such applications are liable to be rejected under this Buyback Offer.

24.20.	Please note that Eligible Shareholder(s) who intend to participate in the Buyback will be required to approach their respective Seller Member (along with the complete set of documents for verification procedures) and have to ensure that their bid is entered by their respective Seller Member or broker in the Acquisition Window to be made available by BSE and NSE before the Closing Date.

24.21.	The Company shall accept Equity Shares validly tendered by the Shareholder(s) in the Buyback on the basis of their shareholding as on the Record Date and the Buyback Entitlement. Eligible Shareholder(s) who intend to participate in the Buyback using the ‘plain paper’ option as mentioned in this Section are advised to confirm their entitlement from the Registrar to the Buyback Offer, before participating in the Buyback.

(a)	The Non-receipt of this Draft Letter of Offer by, or accidental omission to dispatch this Draft Letter of Offer to any Eligible Shareholder, shall not invalidate the offer to any person who is eligible to receive this offer under the Buyback.

(b)	The acceptance of the Buyback Offer made by the Company is entirely at the discretion of the Eligible Shareholders of the Company. The Company does not accept any responsibility for the decision of any Eligible Shareholder to either participate or to not participate in the Buyback Offer. The Company will not be responsible in any manner for any loss of share certificate(s) and other documents during transit and the Eligible Shareholders are advised to adequately safeguard their interest in this regard.

(c)	Depositories are required to provide information to the Clearing Corporation about the shareholder on whose behalf the Seller Member has placed a sell order. This information shall include investor PAN, beneficiary account details and bank details including IFSC code.

24.22.	Method of Settlement

Upon finalization of the basis of acceptance as per Buyback Regulations:

(a)	The settlement of trades will be carried out in the manner similar to settlement of trades in the secondary market and as intimated by the Clearing Corporation from time to time.

(b)	The Company will transfer the consideration pertaining to the offer through the Company’s Broker (Buyer Broker) who in turn will make the funds pay-in to the Clearing Corporation’s bank account on or before the pay-in date for settlement as per the secondary market mechanism. For Equity Shares accepted under the Buyback, the Eligible Shareholders will receive funds payout in their bank account attached with Depository Account from the Clearing Corporation. If bank account details of any Eligible Shareholder are not available or if the fund transfer instruction is rejected by the Reserve Bank of India or relevant Bank, due to any reasons, then the amount payable to the Eligible Shareholders will be transferred to the concerned Seller Members for onward transfer to such Eligible Shareholder. In case of physical shares, the Clearing Corporation will release the funds to the Seller Member as per the secondary market mechanism. The payment of consideration to all Eligible Shareholders validly participating in the Buyback will be made in Indian National Rupees.

(d)	The Equity Shares bought back in the demat form will be transferred directly to the escrow account of the Company (the “Demat Escrow Account”) provided it is indicated by the Company’s Broker through DPC mechanism (Direct Pay-out to Client) from the Clearing Corporation of the Indian Stock Exchange.

(e)	Excess demat shares or unaccepted demat shares, if any, tendered by the Eligible Shareholders will be transferred by the Clearing Corporation directly to the Eligible Shareholders’ Depository account. If the securities transfer instruction is rejected in the depository system, due to any issue, then such securities will be transferred to the Seller Members depository pool account for onward transfer to the Eligible Shareholder. In case of Custodian Participant orders, excess demat shares or unaccepted demat shares, if any, will be returned to the respective Custodian depository pool account. The Custodian Participants will return these unaccepted shares to their respective clients on whose behalf the bids have been placed.

(f)	The Eligible Shareholders will have to ensure that they keep the depository participant account active and unblocked to receive credit in case of return of Equity Shares, due to rejection or due to non–acceptance of shares under the Buyback.

(g)	Physical Equity Shares, to the extent tendered but not accepted, will be returned back to the concerned Eligible Shareholders directly by RTA. The Company will issue a new single share certificate for all the unaccepted physical Equity Shares and return the same to the sole/ first Shareholder (in case of joint Shareholders). Share certificates in respect of unaccepted/rejected Equity Shares and other documents, if any, will be sent by Registered Post/Speed Post at the Eligible Shareholders’ sole risk to the sole/first Shareholder (in case of joint Shareholders), at the address recorded with the Company, not later than [•].

(h)	Every Seller Member who puts in a valid bid on behalf of an Eligible Shareholder, must issue a contract note for the Equity Shares accepted in the offer. The Company’s Broker must also issue a contract note to the Company for the Equity Shares accepted under the Buyback.

24.23.	Eligible Shareholders who intend to participate in the Buyback should consult their respective Seller Members for payment to them of any cost, charges and expenses (including brokerage) that may be levied by the Seller Member upon the selling Eligible Shareholders for tendering Equity Shares in the Buyback (secondary market transaction). The Buyback consideration received by the selling Eligible Shareholders from their respective Seller Members, in respect of accepted Equity Shares, could be net of such costs, charges and expenses (including brokerage) and the Company accepts no responsibility to bear or pay such additional cost, charges and expenses (including brokerage) incurred solely by the selling Eligible Shareholders.

24.24.	The Equity Shares lying to the credit of the Demat Escrow Account and the Equity Shares bought back and accepted in physical form will be extinguished in the manner and following the procedure prescribed in the Buyback Regulations.

24.25.	Settlement of Funds/Payment of Consideration

(a)	The settlements of fund obligation for dematerialised and physical Equity Shares shall be effected as per the SEBI Circulars and as prescribed by Exchange and Clearing Corporation from time to time.

(b)	Clearing Corporation shall settle the trades by making direct funds payout to the Eligible Shareholders and the Seller Members must issue a contract note. The Buyer’s Broker must also issue a contract note to the Company for the Equity Shares accepted under the Buyback. If the Eligible Shareholder’s bank account details are not available or if the fund transfer instruction is rejected by Reserve Bank of India or bank due to any reasons, then the amount payable to Eligible Shareholders will be transferred to the Seller Member for onward transfer to the Eligible Shareholder.

(c)	In case of certain client types viz. NRI, Foreign Clients etc. (where there are specific RBI and other regulatory requirements pertaining to funds pay-out) who do not opt to settle through custodians, the funds pay-out will be given to their respective Shareholder Broker’s settlement accounts for releasing the same to their respective Shareholder’s account onward. For this purpose, the client type details will be collected from the Depositories.

24.26.	Rejection Criteria

The Equity Shares tendered by Eligible Shareholders will be liable to be rejected on the following grounds:

For Eligible Shareholders holding Equity Shares in the dematerialized form if:

a)	The Shareholder is not a Eligible Shareholder of the Company as on the Record Date; or

b)	If there is a name mismatch in the dematerialised account of the Shareholder

For Eligible Shareholders holding Equity Shares in the physical form if:

a)	The documents mentioned in the Tender Form for Eligible Shareholders holding Equity Shares in physical form are not received by the Registrar on or before the close of business hours of [Date] ([Day]) by 5:00p.m. Indian Standard Time;

b)	If there is any other company share certificate enclosed with the Tender Form instead of the share certificate of the Company;

c)	If the transmission of Equity Shares is not completed, and the Equity Shares are not in the name of the Eligible Shareholders;

d)	If the Eligible Shareholders bid the Equity Shares but the Registrar does not receive the physical Equity Share certificate; or

e)	In the event the signature in the Tender Form and Form SH-4 do not match as per the specimen signature recorded with Company or Registrar.

25.	NOTE ON TAXATION

Set forth below are certain tax considerations related to tendering Equity Shares the Company in the Buyback. The Buyback, together with certain tax considerations related to the withdrawal of Equity Shares underlying ADSs and the re-deposit of Equity Shares not tendered or not accepted in the Buyback against the creation of ADSs, is described in the Postal Ballot Notice dated August 25, 2017 (the “Postal Ballot Notice”), which has been furnished with the U.S. Securities and Exchange Commission on Form 6-K.

Indian Taxation

THE SUMMARY OF THE INCOME-TAX CONSIDERATIONS IN THIS SECTION ARE BASED ON THE CURRENT PROVISIONS OF THE INCOME-TAX ACT, 1961 AND THE REGULATIONS THEREUNDER, THE JUDICIAL AND THE ADMINISTRATIVE INTERPRETATIONS THEREOF, WHICH ARE SUBJECT TO CHANGE OR MODIFICATION BY SUBSEQUENT LEGISLATIVE, REGULATORY, ADMINISTRATIVE OR JUDICIAL DECISIONS. ANY SUCH CHANGES COULD HAVE DIFFERENT INCOME-TAX IMPLICATIONS.

IN VIEW OF THE PARTICULARISED NATURE OF INCOME-TAX CONSEQUENCES, SHAREHOLDERS ARE REQUIRED TO CONSULT THEIR TAX ADVISORS FOR THE APPLICABLE TAX PROVISIONS INCLUDING THE TREATMENT THAT MAY BE GIVEN BY THEIR RESPECTIVE TAX OFFICERS IN THEIR CASE, AND THE APPROPRIATE COURSE OF ACTION THAT THEY SHOULD TAKE.

THE COMPANY DOES NOT ACCEPT ANY RESPONSIBILITY FOR THE ACCURACY OR OTHERWISE OF SUCH ADVICE. THEREFORE, SHAREHOLDERS CANNOT RELY ON THIS ADVICE AND THE SUMMARY INCOME-TAX IMPLICATIONS RELATING TO THE TREATMENT OF INCOME-TAX IN THE CASE OF BUYBACK OF LISTED EQUITY SHARES ON THE RECOGNISED STOCK EXCHANGE IN INDIA SET OUT BELOW SHOULD BE TREATED AS INDICATIVE AND FOR GUIDANCE PURPOSES ONLY.

General: The basis of charge of Indian income-tax depends upon the residential status of the taxpayer during a tax year. The Indian tax year runs from April 1 until March 31. A person who is an Indian tax resident is liable to income-tax in India on his worldwide income, subject to certain tax exemptions, which are provided under the Income-tax Act, 1961 (the “IT Act”).

A person who is treated as a non-resident for Indian income-tax purposes is generally subject to tax in India only on such person’s India-sourced income (i.e. income which accrues or arises or deemed to accrue or arise in India) and income received by such persons in India. In case of shares of a company, the source of income from shares would depend on the “situs” of such shares. As per judicial precedents, generally the “situs” of the shares is where a company is “incorporated” and where its shares can be transferred.

Accordingly, since the Company is incorporated in India, the Company’s shares should be deemed to be “situated” in India and any gains arising to a non-resident on transfer of such shares should be taxable in India under the IT Act.

Further, the non-resident shareholder can avail benefits of the Double Taxation Avoidance Agreement (“DTAA”) between India and the respective country of which the said shareholder is tax resident subject to satisfying relevant conditions including non-applicability of General Anti-Avoidance Rule (“GAAR”) and providing and maintaining necessary information and documents as prescribed under the IT Act.

The IT Act also provides for different income-tax regimes/ rates applicable to the gains arising from the buyback of shares, based on the period of holding, residential status, classification of the shareholder and nature of the income earned, etc. The summary of income-tax implications on buyback of listed equity shares on the Recognised Stock Exchange in India is set out below. All references to equity shares herein refer to listed equity shares unless stated otherwise.

Classification of Shareholders: Shareholders can be classified under the following categories:

Resident Shareholders being:

•	Individuals, Hindu Undivided Family (HUF), Association of Persons (AOP) and Body of Individuals (BOI)

•	Others

Non Resident Shareholders being:

•	Non Resident Indians (NRIs)

•	Foreign Portfolio Investors (FPIs)

•	Others:

•	Company

•	Other than company

Classification of Income: Shares can be classified under the following two categories:

•	Shares held as investment (Income from transfer taxable under the heading “Capital Gains”)

•	Shares held as stock-in-trade (Income from transfer taxable under the heading “Profits and Gains from Business or Profession”)

Gains arising from the transfer of shares may be treated either as “capital gains” or as “business income” for income-tax purposes, depending upon whether such shares were held as a capital asset or trading asset (i.e. stock-in-trade).

Traditionally, the issue of characterization of income arising from sale of shares has been a subject matter of litigation with the income-tax authorities. There have been various judicial pronouncements on whether gains from transactions in securities should be taxed as “business profits” or as “capital gains”.

However, these pronouncements, while laying down certain guiding principles have largely been driven by the facts and circumstances of each case. The apex body of Income-tax has issued Circular No. 6 of 2016, as per which, if the taxpayer opts to consider the shares as stock-in-trade, the income arising from the transfer of such shares would be treated as its business income. Also, if such shares are held for a period of more than 12 months and if the taxpayer desires to treat the income arising from the transfer thereof as “capital gains”, the same should not be put to dispute by the income-tax officers provided such stand is consistently followed by the taxpayer in subsequent years.

Further, investments by FPIs in any securities in accordance with the regulations made under the Securities Exchange Board of India Act, 1992 would be treated as capital asset under the provisions of the IT Act.

Shares held as investment: As per the provisions of the IT Act, where the shares are held as investments (i.e. capital asset), income arising from the transfer of such shares is taxable under the head “Capital Gains”. Capital gains on buyback of shares are governed by the provisions of section 46A of the IT Act and such capital gains in the hands of shareholders would be computed as per provisions of section 48 of the IT Act. The provisions of buyback tax under section 115QA in Chapter XII-DA of the IT Act do not apply for shares listed on the Recognised Stock Exchange in India.

Period of holding: Depending on the period for which the shares are held, the gains would be taxable as “short-term capital gain” or “long-term capital gain”:

In respect of equity shares held for a period less than or equal to 12 months prior to the date of transfer, the same should be treated as a “short-term capital asset”, and accordingly the gains arising therefrom should be taxable as “short term capital gains” (“STCG”).

Similarly, where equity shares are held for a period more than 12 months prior to the date of transfer, the same should be treated as a “long-term capital asset”, and accordingly the gains arising therefrom should be taxable as “long-term capital gains” (“LTCG”).

Buyback of shares through a Recognized Stock Exchange in India: Where a transaction for transfer of such equity shares (i.e. buyback) is transacted through a Recognized Stock Exchange and is chargeable to Securities Transaction Tax (“STT”), then the taxability will be as under (for all categories of shareholders):

LTCG arising from such transaction would typically be exempt from tax under section 10(38) of the IT Act. However, in certain specified cases, the said exemption is available only if purchase of such shares is chargeable to STT; and

STCG arising from such transaction would be subject to tax at 15% under section 111A of the IT Act. Further, in case of resident Individual or HUF, the benefit of maximum amount which is not chargeable to income-tax is considered while computing the income-tax on such STCG taxable under section 111A of the IT Act.

In addition to the above STCG tax, surcharge, education cess and secondary and higher education cess are leviable (Please see this document for rate of surcharge and cess).

Non-resident shareholders can avail benefits of the DTAA between India and the respective country of which the said shareholder is a tax resident subject to satisfying relevant conditions (including non-applicability of GAAR) and providing and maintaining necessary information and documents as prescribed under the IT Act.

As an overall point, since the Buyback is to be undertaken on the NSE / BSE, such transaction is chargeable to the STT. STT is a tax payable in India on the value of securities on every purchase or sale of specified securities that are listed on the Recognised Stock Exchanges in India. Currently, the STT rate applicable on the purchase or sale of shares on the stock exchange is 0.1% of the value of the security.

Taxation for holders of Equity Shares withdrawn from the American Depositary Share Facility:

The following is a brief summary of capital gains taxation in respect of sale of equity shares received upon the equity share withdrawal on account of buy-back:

In order to compute the capital gains, the period of holding of equity shares withdrawn from the ADS facility and cost of acquisition of such shares needs to be determined in the following manner:

The period of holding of shares acquired by such non-resident holders on redemption of ADS would be reckoned from the date on which a request for such redemption was made.

Cost of acquisition of the shares acquired by non-resident holders on redemption of ADS should be the price of such share prevailing on any Recognised Stock Exchange in India on the date on which a request for redemption was made.

In relation to period of holding and cost of acquisition, it may be noted that the apex body of Income-tax vide circular no. 19/2015 dated November 27, 2015 had clarified that ‘date on which a request for redemption was made’ shall be the date on which the instruction from foreign depository is received by the local custodian in India requesting the release of underlying shares in favour of the non-resident assessee.

STT would be levied at the time of transfer of equity shares as part of the Buyback.

Long term capital gains on sale of such shares post redemption of ADS should be exempt from tax. Short-term capital gains on sale of such shares should be taxed at 15% and further increased by applicable surcharge and cess (please see below on rate of surcharge and cess).

Non-resident shareholders can avail benefits of the DTAA between India and the respective country of which the said shareholder is tax resident subject to satisfying relevant conditions (including non-applicability of GAAR) and providing and maintaining necessary information and documents as prescribed under the IT Act.

Income-tax implications on withdrawal and re-deposit of Equity Shares:

While there are arguments in favour that conversion of ADS into shares should not be subject to capital gains tax, this view is not free from doubt as law is not very clear on this aspect.

The shares which would not be accepted by the Company for buyback could get reconverted into ADS. As far as taxability of such reconversion is concerned, there are two possible views i.e. whether such reconversion of shares into ADS is a taxable transfer and accordingly would attract capital gains tax or vice versa. While there are arguments supporting both the views, the view that such reconversion is not a taxable transfer may be construed to be a better view.

Shares held as stock-in trade: If the shares are held as stock-in-trade by any of the shareholders of the Company, then the gains would be characterized as business income and taxable under the heading “Profits and Gains from Business or Profession.” In such a case, the provisions of section 46A of the IT Act would not apply.

Resident Shareholders:

For individuals, HUF, AOP, BOI, profits would be taxable at applicable slab rates.

For persons other than stated in (a) above, profits would be taxable at 30%.

No benefit of indexation (inflation adjustment on cost base) by virtue of the period of holding would be available in any case.

Non Resident Shareholders:

Non-resident shareholders can avail benefits of the DTAA between India and the respective country of which the said shareholder is tax resident subject to satisfying relevant conditions (including non-applicability of GAAR) and providing and maintaining necessary information and documents as prescribed under the IT Act.

Where DTAA provisions are not applicable:

For non-resident individuals, HUF, AOP, BOI, profits would be taxable at applicable slab rates.

For foreign companies, profits would be taxed in India at 40%.

For other non-resident shareholders, such as foreign firms, profits would be taxed in India at 30%.

In addition to the above, surcharge, education cess and secondary and higher education cess are leviable.

(Please see below for rate of surcharge and cess).

Tax Deduction at Source:

In case of Resident Shareholders: In absence of any specific provision under the IT Act, the Company is not required to deduct tax on the consideration payable to resident shareholders pursuant to the Buyback.

In case of Non-resident Shareholders:

In case of FPIs: Section 196D of the IT Act provides for specific exemption from withholding tax in case of capital gains arising in hands of FPIs. Thus, no withholding of tax is required in case of consideration payable to FPIs.

In case other than FPIs: Section 195(1) of the IT Act provides that any person responsible for paying to a non-resident, any sum chargeable to tax is required to deduct tax at source (including applicable surcharge and cess). Subject to regulations in this regard, wherever applicable and it is required to do so, tax at source (including applicable surcharge and education cess) shall be deducted at appropriate rates as per the IT Act. In doing this, the Company will be guided by generally followed practices and make use of data available in its records except in cases where the non-resident shareholders provide a specific mandate in this regard.

Since the Buyback is through the Recognised Stock Exchanges in India, the responsibility of discharge of the tax due on the gains (if any) is primarily on the non-resident shareholder given that practically it is very difficult to withhold taxes. It is therefore important for the non-resident shareholders to suitably compute such gains (if any) on this transaction and immediately pay taxes in India in consultation with their custodians, authorized dealers and/or tax advisors, as appropriate.

Rate of Surcharge and Cess: In addition to the basic tax rate, surcharge, education cess and secondary and higher education cess are leviable as follows:

Surcharge:

In case of individuals, HUF, AOP and BOI: Surcharge at 15% is leviable where the total income exceeds ₹ 10 million (approximately US$ 0.15 million) and at 10% where the total income exceeds ₹ 5 million (approximately US$ 0.8 million).

In case of domestic companies: Surcharge at 12% is leviable where the total income exceeds ₹ 100 million (approximately US$ 1.5 million) and at 7% where the total income exceeds ₹ 10 million (approximately US$ 0.15 million).

In case of foreign companies: Surcharge at 5% is leviable where the total income exceeds ₹ 100 million (approximately US$ 1.5 million) and at 2% where the total income exceeds ₹ 10 million (approximately US$ 0.15 million).

Cess:

Education Cess at 2% and Secondary and Higher Education Cess at 1% is leviable in all cases.

The U.S. dollar amounts are based on the exchange rate of ₹ 64.11/USD as of July 28, 2017 (Source: http://www.federalreserve.gov/releases/h10/hist/dat00_in.htm).

THE ABOVE DISCLOSURE ON TAXATION SETS OUT THE PROVISIONS OF LAW IN A SUMMARY MANNER ONLY AND IS NOT A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX CONSEQUENCES OF THE DISPOSAL OF EQUITY SHARES. THIS DISCLOSURE IS NEITHER BINDING ON ANY REGULATORS NOR CAN THERE BE ANY ASSURANCE THAT THEY WILL NOT TAKE A POSITION CONTRARY TO THE COMMENTS MENTIONED HEREIN. HENCE, SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR THE TAX PROVISIONS APPLICABLE TO THEIR PARTICULAR CIRCUMSTANCES.

United States of America

Certain Material U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that may be relevant with respect to a participation in the buyback of Equity Shares to U.S. holders (as defined below) and is for general information only. For purposes of this discussion, “U.S. holders” are individuals who are citizens or residents of the United States, corporations (or other entities treated as corporations for U.S. federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts having a valid election to be treated as U.S. persons in effect under U.S. Treasury Regulations or for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions.

This summary is limited to U.S. holders who hold Equity Shares as capital assets. In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”). If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds the Equity Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding Equity Shares should consult its own tax advisor.

This summary does not address any tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction, potential application of the Medicare contribution tax on net investment income, or tax considerations under any U.S. non-income tax laws. In addition, this summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, real estate investment trusts, financial institutions, dealers in securities or currencies, tax-exempt entities, persons liable for alternative minimum tax, persons that hold Equity Shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding Equity Shares through partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of the Company. This summary is based on the tax laws of the United States as in effect on the date of this document and on U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

EACH PROSPECTIVE PARTICIPANT IN THE BUYBACK SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE BUYBACK.

Ownership of ADSs. For U.S. federal income tax purposes, U.S. holders generally will be treated as the owners of Equity Shares represented by such ADSs. Accordingly, the conversion of ADSs into Equity Shares to participate in the Buyback, and the conversion of Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback, into ADSs generally will not be subject to U.S. federal income tax.

Tax Treatment of Buyback. An exchange of Equity Shares for cash by a U.S. holder pursuant to the Buyback will be a taxable transaction for U.S. federal income tax purposes. In such case, depending on the applicable U.S. holder’s particular circumstances, such tendering U.S. holder will be treated either as recognizing gain or loss from the disposition of the Equity Shares or as receiving a distribution from the Company.

Under Section 302 of the Internal Revenue Code, a tendering U.S. holder will recognize gain or loss on the exchange of Equity Shares for cash if the exchange:

results in a “substantially disproportionate” redemption with respect to such U.S. holder; or is “not essentially equivalent to a dividend” with respect to the U.S. holder.

An exchange of Equity Shares for cash generally will be a substantially disproportionate redemption with respect to a U.S. holder if the percentage of the voting stock owned by such U.S. holder immediately after the exchange is less than 80% of the percentage of the voting stock owned by such U.S. holder immediately before the exchange and after the exchange the U.S. holder owns less than 50% of the total combined voting power of all classes of stock entitled to vote. In applying the Section 302 tests, each U.S. holder must take into account Equity Shares and ADSs that such U.S. holder constructively owns under certain attribution rules, pursuant to which a U.S. holder will be treated as owning any Equity Shares and ADSs owned by certain family members (which family attribution, in certain circumstances, may be waived) and related entities, and Equity Shares and ADSs that the U.S. holder has the right to acquire by exercise of an option. Each U.S. holder is expected to consult with its own tax advisor with respect to the application of such attribution rules given such U.S. holder’s particular circumstances.

If an exchange of Equity Shares for cash fails to satisfy the “substantially disproportionate” test, the U.S. holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of Equity Shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. holder’s equity interest in the company given such U.S. holder’s particular facts and circumstances. The Internal Revenue Service (the “IRS”) has indicated in published rulings that a relatively minor reduction of the proportionate equity interest of a U.S. holder whose relative equity interest is minimal and who does not exercise any control over or participate in the management of corporate affairs should be treated as “not essentially equivalent to a dividend.” Each U.S. holder should consult its tax advisors regarding the application of the rules of Section 302 in its particular circumstances. Because the Section 302 tests are applied on a stockholder by stockholder basis, the Buyback may be a sale or exchange for certain U.S. holders and a distribution for others.

Sale or Exchange: Subject to the “passive foreign investment company” (“PFIC”) rules described below, if a U.S. holder is treated as recognizing gain or loss for U.S. federal income tax purposes from the disposition of Equity Shares for cash, such gain or loss will be equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in the Equity Shares. Gain or loss recognized will be long-term capital gain or loss with respect to Equity Shares held for more than 12 months at the time of the sale or other disposition and any gain recognized generally will be income from sources within the United States for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. holders are generally taxed at preferential rates. Capital gains realized by a U.S. holder upon sale of Equity Shares may be subject to tax in India, including withholding tax. See “Indian Taxation” above. Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability. U.S. holders should consult their own tax advisors regarding the tax treatment to them if the Buyback is treated as a sale or exchange.

Distribution: If a U.S. holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of Equity Shares for cash, such U.S. holder will be treated as having received a distribution from the Company. The gross amount of the distribution will generally be treated as dividend income to the extent made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of the Company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of the Buyback exceeds the Company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the Equity Shares and thereafter as capital gain.

The Company does not intend to calculate its earnings and profits according to U.S. tax accounting principles. Accordingly, notwithstanding the discussion in the preceding paragraphs, if the Buyback is treated as a distribution on Equity Shares, such distribution will generally be taxed as a dividend for U.S. tax purposes.

Subject to certain conditions and limitations, including the PFIC rules described below, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if the Company is deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States, including the Treaty. Based on existing guidance, it is not clear whether a dividend on an Equity Share will be treated as a qualified dividend, because the Equity Shares are not themselves listed on a U.S. exchange. However, the Company may be eligible for benefits under the Treaty. A corporation is not a qualified foreign corporation if it is a PFIC in the current taxable year or the prior taxable year (as discussed below).

EACH U.S. HOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE TREATMENT OF DIVIDENDS AND SUCH HOLDER’S ELIGIBILITY FOR REDUCED RATE OF TAXATION UNDER THE LAW IN EFFECT FOR THE YEAR OF THE DIVIDEND AND WHETHER ANY FOREIGN TAX CREDITS ARE AVAILABLE TO IT IN RESPECT OF INDIAN WITHHOLDING TAX, IF ANY.

Passive Foreign Investment Company: A non-U.S. corporation will be classified as a PFIC for U.S. Federal income tax purposes if either:

75% or more of its gross income for the taxable year is passive income; or

on average for the taxable year by value, if 50% or more of its assets produce or are held for the production of passive income.

The Company does not believe that it satisfies either of the tests for PFIC status for the fiscal year ended March 31, 2017, and the Company does not expect to satisfy either of the tests for the fiscal year ending March 31, 2018. However, because this determination is made on an annual basis and depends on a variety of factors (including the Company’s market capitalization), no assurance can be given that the Company was not considered a PFIC for the fiscal year ended March 31, 2017, or that the Company will not be considered a PFIC for the current fiscal year and/or future fiscal years. If the Company were to be a PFIC for any taxable year, U.S. holders would be required to pay an interest charge together with tax calculated at an ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of U.S. tax laws, and on any gain on a sale or other disposition of Equity Shares, unless a U.S. holder makes a “QEF election” or a “mark-to-market” election, as described below. In addition, individual U.S. holders will not be eligible for the reduced rates of dividend taxation described above if the Company is a PFIC for the fiscal year of the dividend payment or the preceding taxable year.

If the Company is a PFIC in any year, so long as the Equity Shares (or ADSs representing such Equity Shares) are and remain “marketable,” a U.S. holder may be able to avoid the excess distribution rules described above by having made a timely so-called “mark-to-market” election with respect to such U.S. holder’s Equity Shares (or ADSs representing such Equity Shares). The Equity Shares or ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the NYSE, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located. A mark-to-market election will be effective for the taxable year for which the election is made and for all subsequent taxable years, unless the Equity Shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. However, because a mark-to-market election cannot be made for any lower-tier PFICs that the Company may own, a U.S. holder may continue to be subject to the PFIC rules with respect to any indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including the Company’s subsidiaries. U.S. holders should consult their own tax advisors with respect to making a mark-to-market election and the tax consequences of the Buyback if such an election is in effect.

In addition, if the Company is a PFIC in any year, a U.S. holder might be able to avoid the excess distribution rules described above by making a timely so-called “qualified electing fund,” or QEF, election to be taxed currently on his, her or its pro rata portion of the Company’s income and gain. However, the Company has not provided and does not plan to provide information necessary for the QEF election, so such election would not have been available to U.S. holders.

In addition, certain information reporting obligations on IRS Form 8621 may apply to U.S. holders if the Company is determined to be a PFIC, including in the year of a sale or disposition.

Backup Withholding Tax and Information Reporting. Any dividends paid, or proceeds on a sale of, Equity Shares to or by a U.S. holder may be subject to U.S. information reporting, and backup withholding, currently at a rate of 28%, may apply unless such holder is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the IRS.

THE ABOVE SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO PARTICIPATION IN THE BUYBACK. U.S. HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PARTICIPATION IN THE BUYBACK, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND ANY ESTATE, GIFT AND INHERITANCE LAWS.

France

ADS HOLDERS WHO ARE RESIDENT OR DOMICILED IN FRANCE WHO ARE IN ANY DOUBT AS TO THEIR TAX POSITION SHOULD CONTACT THEIR PROFESSIONAL ADVISORS IMMEDIATELY. THE ABSENCE OF ANY REFERENCE TO FRENCH TAX CONSEQUENCES OF THE BUYBACK SHOULD NOT BE TAKEN TO IMPLY THAT THE BUYBACK WILL NOT HAVE ANY ADVERSE TAX CONSEQUENCES FOR ADS HOLDERS WHO ARE RESIDENT OR DOMICILED IN FRANCE.

United Kingdom

ADS HOLDERS WHO ARE RESIDENT OR DOMICILED IN THE UK WHO ARE IN ANY DOUBT AS TO THEIR TAX POSITION SHOULD CONTACT THEIR PROFESSIONAL ADVISORS IMMEDIATELY. THE ABSENCE OF ANY REFERENCE TO UK TAX CONSEQUENCES OF THE BUYBACK SHOULD NOT BE TAKEN TO IMPLY THAT THE BUYBACK WILL NOT HAVE ANY ADVERSE TAX CONSEQUENCES FOR UK RESIDENT OR DOMICILED ADS HOLDERS.

26.	DECLARATION BY THE BOARD OF DIRECTORS

26.1.	The Board of Directors has made full enquiry into the affairs and prospects of the Company and confirms that there are no defaults subsisting in repayment of deposits, redemption of debentures or preference shares or repayment of term loans to any financial institutions or banks.

26.2.	The Board of Directors confirms that based on a full enquiry conducted into the affairs and prospects of the Company, the Board of Directors has formed an opinion that:

a)	Immediately following the date of the Board meeting i.e. August 19, 2017 and the date of passing of the shareholders resolution i.e. October 7, 2017 approving the Buyback, there are no grounds on which the Company could be found unable to pay its debts.

b)	As regards the Company’s prospects for the year immediately following the date of the Board meeting i.e. August 19, 2017 and the date of passing of the shareholders resolution i.e. October 7, 2017 approving the Buyback, having regard to their intentions with respect to the management of the Company’s business during the said year and to the amount and character of the financial resources which will be available to the Company during the said year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting as also from the date of passing of the shareholders resolution approving the Buyback.

c)	In forming its opinion as aforesaid, the Board has taken into account the liabilities (including prospective and contingent liabilities payable) as if the Company were being wound up under the provisions of the Act and the Insolvency and Bankruptcy Code, 2016.

This declaration is made and issued by the Board of Directors in terms of the resolution passed at the meeting held on August 19, 2017.

For and on behalf of the Board of Directors of the Company

Sd/-	Sd/-

U.B. Pravin Rao	Ravi Venkatesan
Interim-CEO and Managing Director	Independent Director
DIN: 06782450	DIN: 00621398

In addition, the Company has also confirmed that it is in compliance with sections 92, 123, 127 and 129 of the Act.

27.	AUDITOR’S CERTIFICATE

The text of the Report dated August 19, 2017 received from the Company’s Statutory Auditor addressed to the Board of Directors of the Company is reproduced below:

The Board of Directors

Infosys Limited

Plot No. 44, Hosur Main Road,

Electronics City,

Bengaluru

Karnataka – 560 100

Dear Sir/ Madam,

Sub: Statutory Auditor’s Report in respect of proposed buyback of equity shares by Infosys Limited (the “Company”) in terms of the clause (xi) of Part A of Schedule II of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (as amended) (“Buyback Regulations”).

1.	This Report is issued in accordance with the terms of our engagement letter dated July 6, 2017.

2.	The Board of Directors of the Company have approved a proposal for buyback of Equity Shares by the Company at its meeting held on August 19, 2017 in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013 (the “Act”) and the Buyback Regulations. We have been requested by the Management of the Company to provide a report on the accompanying statement of permissible capital payment (including premium) (‘Annexure A’) as at June 30, 2017 (hereinafter referred to as the “Statement”). This statement has been prepared by the Management, which we have initialled for the purposes of identification only.

Management’s Responsibility

3.	The preparation of the Statement in accordance with Section 68(2)(c) of the Companies Act, 2013 and the compliance with the Buyback Regulations, is the responsibility of the Management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor’s Responsibility:

4.	Pursuant to the requirement of the Buyback Regulations, it is our responsibility to provide a reasonable assurance:

i.	whether we have inquired into the state of affairs of the Company in relation to the audited standalone financial statements as at June 30, 2017;

ii.	if the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the audited standalone financial statements as at June 30, 2017 in accordance with Section 68(2) of the Companies Act, 2013; and

iii.	if the Board of Directors of the Company, in their meeting held on August 19, 2017 have formed the opinion as specified in Clause (x) of Part A of Schedule II to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders’ resolution with regard to the proposed buyback are declared.

5.	The standalone financial statements referred to in paragraph 4 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated July 14, 2017. We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

6.	We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes, issued by the Institute of Chartered Accountants of India. The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.

7.	We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements

Opinion

8.	Based on enquiries conducted and our examination as above, we report that:

a.	We have enquired into the state of affairs of the Company in relation to its audited standalone financial statements as at and for the period ended June 30, 2017 which has been approved by the Board of Directors of the Company on July 14, 2017;

b.	The amount of permissible capital payment (including premium) towards the proposed buyback of equity shares as computed in the Statement attached herewith, is properly determined in our view in accordance with Section 68(2)(c) of the Act. The amounts of share capital and free reserves have been extracted from the audited standalone financial statements of the Company as at and for the period ended June 30, 2017;

c.	The Board of Directors of the Company, in their meeting held on August 19, 2017 have formed their opinion as specified in clause (x) of Part A of Schedule II to the Buyback Regulations, on reasonable grounds and that the Company, having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board meeting resolution dated August 19, 2017, and from the date on which the results of the shareholders’ resolution with regard to the proposed buyback are declared.

Restriction on Use

9.	This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Companies Act, 2013 and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, draft letter of offer, letter of offer and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to the Managers, each for the purpose of extinguishment of equity shares and may not be suitable for any other purpose.

For Deloitte Haskins & Sells LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

Sd/-

P. R. Ramesh

Partner

Membership No. 70928

August 19, 2017

Mumbai

Annexure A - Statement of permissible capital payment

Infosys Limited

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with section 68(2)(c) of the Companies Act, 2013 (“the Act”) based on audited standalone financial statements as at and for the period ended June 30, 2017:

(In ₹ crore)

Particulars	Amount
Paid-up Equity Share Capital as at (A)	1,148
Free Reserves as at June 30,2017
Retained earnings*	47,559
Share Premium Account	2,210
General reserve	12,469
Total Free Reserves (B)	62,238
Total (A + B)	63,386
Maximum amount permissible for the buyback i.e. 25% of total paid-up equity capital and free reserves	15,847

* Net of re-measurement loss on defined benefit plan of ₹ 31 crore.

For Infosys Limited

Sd/-

M. D. Ranganath

Chief Financial Officer

August 19, 2017

28.	MATERIAL DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of the Managers to the Buyback at 27BKC, Plot no. C-27, 1st floor, “G” Block, Bandra Kurla Complex, Bandra (East), Mumbai-400 051 and at J.P. Morgan Tower, Off. C.S.T. Road, Kalina, Santacruz (East), Mumbai – 400 098, Maharashtra, India on any working day (i.e., Monday to Friday and not being a bank holiday in Mumbai) between 10:30 am to 1:00 pm Indian Standard Time up to the date of closure of the Buyback.

a)	Copy of the Certificate of Incorporation and the Memorandum and Articles of Association of Infosys Limited;

b)	Copy of the annual reports of the Company for the years ended March 31, 2015, March 31, 2016 and March 31, 2017;

c)	Copy of the audited standalone and consolidated financial statements of the Company as on June 30, 2017;

d)	Copy of the resolution passed by the Board of Directors at the meeting held on August 19, 2017 approving proposal for Buyback and the resolution passed by the Board of Directors at the meeting held on August 25, 2017 reconstituting the Buyback Committee;

e)	Copy of the postal ballot notice dated August 25, 2017 along with explanatory statement;

f)	Copy of the resolution of the Shareholders passed by way of postal ballot on October 7, 2017;

g)	Copy of the Public Announcement dated October 9, 2017;

h)	Copy of certificate dated August 19, 2017 received from Deloitte Haskins & Sells LLP, in terms of clause (xi) of Part A to Schedule II of the Buyback Regulations;

i)	Copy of Declaration of solvency and an affidavit in form SH-9 as prescribed under Section 68(6) of the Act;

j)	Copy of the Escrow Agreement dated [•] between Infosys Limited, Kotak Mahindra Bank, Mumbai and Kotak Mahindra Capital Company and J.P. Morgan India Private Limited, and a certificate dated [•] from Kotak Mahindra Bank, Mumbai confirming the balance of ₹ [•]/- (Rupees [•]) to the credit of Escrow Account;

k)	Copy of the certificate from Deloitte Haskins & Sells LLP, dated October 9, 2017 certifying that the Company has made firm arrangement of funds for the purposes of Buyback of 11,30,43,478 Equity Shares at the price of ₹ 1,150 per Equity Share;

l)	Copy of Public Announcement published in the newspapers on October 10, 2017 regarding Buyback of Equity Shares; and

m)	Copy of the exemptive relief letter issued by the SEC dated August 16, 2017.

29.	REMEDIES AVAILABLE TO SHAREHOLDERS/ BENEFICIAL OWNERS

29.1.	In case of any grievance relating to the Buyback (e.g. non-receipt of the Buyback consideration, share certificate, demat credit, etc.), the investor can approach the Compliance Officer for redressal at the address mentioned below in Section 30 of this Draft Letter of Offer.

29.2.	If the Company makes any default in complying with the provisions of Sections 68, 69 or 70 of the Act or any rules made thereunder, or any regulation or under clause (f) of sub-section (2) of Section 68 of the Act, the Company or any officer of the Company who is in default shall be punishable with imprisonment for a term and its limit, or with a fine and its limit or with both in terms of the Act.

29.3.	The address of the concerned office of the Registrar of Companies is as follows:

M. JayaKumar (RoC Bangalore)

Registrar of Companies

‘E’ Wing, 2nd Floor

Kendriya Sadana

Kormangala, Banglore – 560 034

Tel: +91-80-2563 3105, +91-80-2553 7449, +91-80-2563 3104

Fax: +91-80-2553 8531

Email: roc.bangalore@mca.gov.in

30.	INVESTOR SERVICE CENTER AND COMPLIANCE OFFICER

30.1.	The Company has designated the following as the Investor Service Center for the Buyback:

Karvy Computershare Private Limited

Karvy Selenium, Tower B, Plot Number 31- 32

Gachibowli Financial District, Nanakramguda,

Hyderabad 500 032, India

Contact Person: M. Murali Krishna

Phone: +91 40 6716 2222

Fax: +91 40 2343 1551

Email: infosyssharebuyback@karvy.com

SEBI Registration: INR000000221

Validity Period: Permanent Registration

30.2.	In case of any query, the shareholders may contact the Registrar & Transfer Agent on any day except Saturday, Sunday and Public holidays between 10:00 a.m. and 5:00 p.m. Indian Standard Time at the aforementioned address.

30.3.	The Company has designated the following as the Compliance Officer for the Buyback:

Name	: A. G. S. Manikantha
Designation	: Company Secretary
Address	: Infosys Limited Electronics City, Hosur Road, Bengaluru 560 100, India
Tel	: +91-80-4116 7775
Fax	: +91-80-2852 0362
Email id	: sharebuyback@infosys.com

30.4.	In case of any clarifications or to address investor grievance, the Shareholders may contact the Compliance Officer, from Monday to Friday between 10:00 a.m. and 5:00 p.m. Indian Standard Time on all working days, at the above mentioned address.

31.	MANAGERS TO THE BUYBACK

31.1.	The Company has appointed the following as Managers to the Buyback:

Kotak Mahindra Capital Company Limited

27BKC, 1st Floor, Plot no. C-27, “G” Block, Bandra Kurla Complex, Bandra (East), Mumbai 400 051

Contact Person: Ganesh Rane

Phone: +91-22-4336 0128

Fax: +91-22-6713 2447

Email: Project.Infosysbuyback@kotak.com

SEBI Registration: INM000008704

Validity Period: Permanent Registration

J.P. Morgan India Private Limited

J.P. Morgan Tower, Off. C.S.T. Road, Kalina, Santacruz

(East), Mumbai 400 098, Maharashtra, India

Contact Person: Rajat Agarwal

Phone: +91-22-6157 3302

Fax: +91-22-6157 3911

Email: Infosys_bb2017@jpmorgan.com

SEBI Registration: INM000002970

Validity Period: Permanent Registration

31.2.	We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Equity Shares pursuant to the Buyback or making recommendations in connection with the Buyback.

32.	ADVISOR TO THE BUYBACK

32.1.	The Company has appointed the following as advisor to the Buyback:

Axis Capital Limited

Axis House, C-2, Wadia International Centre

Pandurang Budhkar Marg

Worli, Mumbai – 400 025

Contact Person: Lakha Nair / Vivek Toshniwal

Phone: +91-22-4325 2183

Fax: +91-22-4325 3000

Email: infosysbb@axiscap.in

SEBI Registration: INM000012029

Validity Period: Permanent Registration

33.	DIRECTORS’ RESPONSIBILITY STATEMENT

As per Regulation 19(1)(a) of the Buyback Regulations, the Board of Directors of the Company, in their capacity as directors, accept full and final responsibility for all the information contained in this Draft Letter of Offer and confirm that this Draft Letter of Offer contains true, factual and material information and does not contain any misleading information. This Draft Letter of Offer is issued under the authority of the Board in terms of the resolution passed by the Buyback committee in its meeting dated October 9, 2017.

***

For and on behalf of all members of the Board of Directors

of Infosys Limited

Sd/-	Sd/-	Sd/-

Ravi Venkatesan	U.B. Pravin Rao	A.G.S. Manikantha
Independent Director	Interim-CEO and Managing Director	Company Secretary
DIN: 00621398	DIN: 06782450

Date: October 17, 2017

Place: Bengaluru

ANNEXURE 1

SUMMARY TERM SHEET

The Company is providing this summary term sheet for the convenience of its shareholders. This summary term sheet highlights certain material information in the Draft Letter of Offer above, but the shareholders should realize that it does not describe all of the details of the offer to buy back up to 11,30,43,478 Equity Shares of face value ₹ 5/- (Rupees Five only) each of Infosys Limited at a price of ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty only) per Equity Share in accordance with the Buyback Regulations and relevant provisions of the Companies Act, 2013, as may be amended from time to time, along with all rules and regulations issued thereunder, via the Tender Offer route to the same extent described in the remainder of this Draft Letter of Offer. The shareholders are hereby urged to read the entire Draft Letter of Offer because it contains the full details of the Buyback. This Summary Term Sheet includes references to the sections of this document where there is set out a more complete discussion.

Who is offering to purchase the Equity Shares?

The Company is offering to purchase up to 11,30,43,478 Equity Shares of face value ₹ 5/- (Rupees Five only). See Sections 6 and 9.

What will the purchase price for Equity Shares be and what will be the form of payment?

The Company will pay ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty only) per Equity Share purchased in the Buyback.

If the Equity Shares tendered by an Eligible Shareholder are purchased in the Offer, the Company will pay such Eligible Shareholder the purchase price, in cash, promptly after the expiration of the Offer and no later than 7 (seven) working days from the closure of the Offer Period. See Sections 1 and 24.

What is the recent market price of the Equity Shares?

On October 9, 2017, the date of the Public Announcement, the last reported sale price of the Equity Shares was ₹ 923.65 and ₹ 923.90 per Equity Share on the BSE and the NSE, respectively. However, the closing market price of the Equity Shares as on the date of intimation of the Board Meeting for considering the Buyback to the Indian Stock Exchanges, i.e., August 16, 2017, was ₹ 976.80 and ₹ 975.20 on the BSE and the NSE, respectively. The shareholders are hereby urged to obtain current market quotations for the Equity Shares before deciding whether to tender their Equity Shares in the Buyback. See Sections 6 and 12.

Has the Company or its Board of Directors adopted a position on the Buyback?

The Board of Directors of the Company has approved the Buyback. However, neither the Company nor its Board of Directors or the Managers to the Buyback make any recommendation to the shareholders as to whether they should tender or refrain from tendering their Equity Shares. Shareholders must make their own decision as to whether to tender their Equity Shares and, if so, how many Equity Shares to tender. In so doing, the shareholders should read carefully the information in this Draft Letter of Offer, including the Company’s reasons for the Buyback. See Sections 4, 6 and 8.

How many Equity Shares will the Company purchase in the Buyback?

The Company will purchase up to 11,30,43,478 Equity Shares in the Buyback (representing 4.92% of the total paid-up equity share capital of the Company) from all the Eligible Shareholders, on a proportionate basis (subject to the reservation for Small Shareholders). If more than 11,30,43,478 Equity Shares are tendered, the Company will purchase Equity Shares tendered in the Buyback first from Small Shareholders on a proportionate basis in the Reserved Category, and then from all other Shareholders on a proportionate basis in the General Category, with any additional Equity Shares to be accepted in a proportionate manner as described further in Section 23. See Section 23.

What happens if more than 11,30,43,478 Equity Shares are tendered?

The Company will not accept for purchase more than 11,30,43,478 Equity Shares in the Buyback. If more than 11,30,43,478 Equity Shares are tendered, the Company will purchase Equity Shares tendered in the Buyback first from Small Shareholders on a proportionate basis in the Reserved Category, and then from all other Shareholders on a proportionate basis in the General Category, with any additional Equity Shares to be accepted in a proportionate manner as described further in Section 23. See Section 23.

How will the Company pay for the Equity Shares?

Assuming that the maximum of 11,30,43,478 Equity Shares are tendered in the Buyback at a purchase price of ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty only) per Equity Share, the aggregate purchase price will be up to ₹ 13,000 Crore (Rupees Thirteen Thousand Crore only). The Company anticipates that it will pay for the Equity Shares tendered in the Buyback from its cash on hand that has been generated through internal accruals and / or by liquidating financial instruments held by the Company.

When can an Eligible Shareholder tender his Equity Shares?

The Offer Period opens on [•] and Eligible Shareholders can begin tendering Equity Shares at that time.

How long does an Eligible Shareholder have to tender his Equity Shares; can the Offer be extended, amended or terminated?

An Eligible Shareholder may tender his Equity Shares from when the Buyback opens at [•] until the Buyback closes at [•]. The Offer Period cannot be extended, amended or terminated.

How will an Eligible Shareholder be notified if the Company extends the Offer Period or amends the terms of the Buyback?

The Offer Period cannot be extended by the Company. The Company will not make any amendments to the terms of the Buyback after the date of the Letter of Offer.

How can an ADS holder participate in the Buyback?

As intimated in the Postal Ballot Notice dated August 25, 2017, in order for ADS holders to participate in the Buyback, they must have previously taken certain actions in order to withdraw the Equity Shares underlying the ADSs held by them in advance of the Record Date, i.e., November 1, 2017, and should have become holders of Equity Shares on the Record Date. In the Postal Ballot Notice, the Company had intimated that ADS holders had approximately 45-50 days from the date of the Postal Ballot Notice to take such steps as may be required for ADS holders to hold Equity Shares as on the Record Date. ADS holders are advised to refer to paragraph 23.6 of this Draft Letter of Offer, “Participation by ADS Holders” for additional details concerning participation in the Buyback by ADS holders.

What is the purpose of the Buyback?

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash needs of the Company in the medium term and for returning surplus funds to the shareholders in an effective and efficient manner. The Buyback is being undertaken for the reasons set forth in Section 8.

What are the significant conditions to the Offer?

Under the Buyback Regulations, the Company is not permitted to withdraw the Buyback Offer once the Draft Letter of Offer or the public announcement of the Buyback Offer has been made.

Following the Buyback, will the Company continue as a public company?

Yes. The completion of the Buyback in accordance with its terms and conditions will not cause the Equity Shares to be delisted from BSE or NSE.

How does an Eligible Shareholder tender his/her Equity Shares?

In order to tender Equity Shares in the Buyback, Eligible Shareholders will have to place orders through their Seller Members (stock brokers) on the separate acquisition window provided on BSE and NSE for the Buyback. Eligible Shareholders will also have to submit the relevant documents required along with their Tender Forms. Seller Members can enter orders for dematerialized Equity Shares as well as physical Equity Shares. See Sections 22 and 24 and the Tender Form for details of documents required from the shareholders and the process for tendering.

Can an Eligible Shareholder tender some, but not all, of his Equity Shares?

Yes. The maximum number of Equity Shares that an Eligible Shareholder may tender in the Buyback is equal to the number of Equity Shares held by him on the Record Date. An Eligible Shareholder is free to tender some or all of his Equity Shares. See Section 23 and the Tender Form for further details.

Once an Eligible Shareholder has tendered Equity Shares in the Buyback, can he withdraw his tender?

Yes. Modification/cancellation of orders from a single Eligible Shareholder will be allowed during the Tendering Period of the Buyback offer. The offer and withdrawal rights will be available to an Eligible Shareholder when the Buyback opens at [•] and will expire when the Buyback closes at [•]. See Section 24.

How does an Eligible Shareholder withdraw Equity Shares he has previously tendered?

An order can be cancelled or modified by an Eligible Shareholder who has tendered his Equity Shares during the Tendering Period by contacting his Seller Member through whom the initial bid was placed by providing a request for modification/cancellation via his registered email address or registered telephone number or by visiting the Seller Member’s branch and submitting a written request.

Do the Promoters, Directors or Key Managerial Personnel of the Company intend to tender their Equity Shares in the Buyback?

Certain members of the Promoters of the Company have informed the Company that they intend to tender Equity Shares in the Buyback. As a result, the Buyback may increase/decrease the proportional holdings of the other members of the Promoters post the closure of the Buyback. The directors and Key Managerial Personnel of the Company are eligible to participate in the Buyback on the same terms as all other Eligible Shareholders. Except as otherwise provided herein, the directors and Key Managerial Personnel have not indicated whether they intend to participate in the Buyback or the number of Equity Shares that they intend to tender in the Buyback. See Section 11.

If an Eligible Shareholder decides not to tender, how will the Buyback affect his Equity Shares?

Shareholders who choose not to tender their Equity Shares will enjoy a resultant increase in their shareholding post closure of the Buyback. See Section 24.

When will the Company pay for the Equity Shares tendered by an Eligible Shareholder and accepted in the Buyback?

If the Equity Shares tendered by an Eligible Shareholder are accepted by the Company in the Offer, the Company will pay such Eligible Shareholder the purchase price, in cash, promptly after the expiration of the Offer and no later than 7 (seven) working days from the closure of the Offer Period. See Section 24.

Will the Eligible Shareholder have to pay brokerage commissions or other costs and expenses if he tenders his Equity Shares?

The Buyback consideration received by the Eligible Shareholder from his respective Seller Member, in respect of accepted Equity Shares, could be net of costs, charges and expenses (including brokerage), and the Company accepts no responsibility to bear or pay such additional cost, charges and expenses (including brokerage) incurred solely by the selling Eligible Shareholders. See Section 24.

What are the income tax consequences if an Eligible Shareholder tenders his Equity Shares?

If the Eligible Shareholder is a U.S. holder, his exchange of Equity Shares for cash pursuant to the Buyback will be a taxable transaction to such Eligible Shareholder for U.S. federal income tax purposes. In such case, depending on the particular circumstances, the Eligible Shareholder will be treated either as recognizing gain or loss from the disposition of the Equity Shares or as receiving a distribution from the Company. Any gain or loss recognized by the Eligible Shareholder will generally be long-term capital gain or loss with respect to Equity Shares held for more than 12 months at the time of the disposition. A distribution will generally be taxed to the Eligible Shareholder as a dividend for U.S. federal income tax purposes. Refer to Section 25 for detailed note on Taxation.

Withdrawal and Re-deposit of Equity Shares. While there are arguments in favour that withdrawal of Equity Shares underlying ADSs should not be subject to Indian capital gains tax, this view is not free from doubt as the law is not very clear on this aspect. Similarly, whether the re-deposit of Equity Shares against the creation of ADSs (where such shares are not accepted for Buyback) is subject to Indian taxation is also unclear.

Tendering Equity Shares in the Buyback. In case the equity shares tendered in the Buyback are accepted then any income/gains arising to a non-resident on transfer of such equity shares may be taxed in India. Such taxability varies depending upon different factors such as characterisation of income (i.e. business or investment), residential status, period of holding and classification of the shareholder, etc.

Having said that, the Indian, United States, French and other tax consequences resulting from participation in the Buyback are complex. Each Eligible Shareholder should consult his own tax advisors regarding the tax consequences of participating in the Buyback. See Section 25.

What should an Eligible Shareholder do if he has lost his share certificate and wishes to participate in the Buyback?

If an Eligible Shareholder holding shares in the physical form has lost his share certificate(s), he will need to obtain a duplicate share certificate and can thereafter tender his Equity Shares in the same manner as other Eligible Shareholders holding Equity Shares in the physical form. See Section 24 and the Tender Form.

Who can a shareholder talk to in case of any questions relating to the Buyback?

In case of any clarifications or to address investor grievance, the shareholder(s) may contact the Compliance Officer from Monday to Friday between 10:00 a.m. and 5:00 p.m. Indian Standard Time on all working days, contact details for whom are set out in Section 30.

TENDER FORM

(FOR EQUITY SHAREHOLDERS HOLDING EQUITY SHARES IN DEMATERIALISED FORM)

Bid Number:	BUYBACK OPENS ON	[Day], [Date]
Date:	BUYBACK CLOSES ON	[Day], [Date]
For Registrar / Collection Centre use
	Inward No.	Date	Stamp
Status (please tick appropriate box)
	Individual	FPI	Insurance Co
	Foreign Co	NRI/OCB	FVCI
	Body Corporate	Bank/FI	Pension/PF
	VCF	Partnership/LLP	Others (Specify)
India Tax Residency Status: Please tick appropriate box
	Resident in India	Non-Resident in India	Resident of _____________ (country)
Route of Investment (For NR Shareholders only)
	Portfolio Investment Scheme	Foreign Investment Scheme

To,

INFOSYS LIMITED,

C/o Karvy Computershare Private Limited

Karvy Selenimum, Tower-B, Plot No 31 - 32,

Gachibowli Financial District, Nanakramguda

Hyderabad 500032, India

Dear Sirs,

Sub: Letter of Offer dated [•] to buy back up to 11,30,43,478 (Eleven Crore Thirty Lakhs Forty Three Thousand Four Hundred and Seventy Eight Only) Equity Shares of Infosys Limited (the “Company”) at a price of ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty Only) Per Equity Share (the “Buyback Offer Price”) payable in cash

1.	I / We (having read and understood the Letter of Offer dated [•] issued by the Company) hereby tender / offer my / our Equity Shares in response to the Buyback on the terms and conditions set out below and in the Letter of Offer.
2.	I / We authorize the Company to buy back the Equity Shares offered (as mentioned above) and to issue instruction(s) to the Registrar to the Buyback to extinguish the Equity Shares.
3.	I / We hereby warrant that the Equity Shares comprised in this Tender Offer are offered for Buyback by me/us free from all liens, equitable interest, charges and encumbrance.
4.	I / We declare that there are no restraints/injunctions or other covenants of any nature which limits/restricts in any manner my/our right to tender Equity Shares for Buyback and that I/we am/are legally entitled to tender the Equity Shares for Buyback.
5.	I / We agree that the Company will pay the Buyback Offer Price as per the Stock Exchange mechanism.
6.	I / We agree to return to the Company any Buyback consideration that may be wrongfully received by me / us.
7.	Details of Equity Shares held and tendered / offered for Buyback:

Particulars	In Figures	In Words
Number of Equity Shares held as on Record Date ([•])

Number of Equity Shares Entitled for Buyback (Buyback Entitlement)

Number of Equity Shares offered for Buyback (Including Additional Shares, if any)

• Number of Equity Shares held for a period of more than 12 months

• Number of Equity Shares held for a period less than or equal to 12 months

Note: An Eligible Shareholder may tender Equity Shares over and above his / her Buyback Entitlement. Number of Equity Shares validly tendered by any Eligible Shareholder up to the Buyback Entitlement of such Eligible Shareholder shall be accepted to the fullest extent. The Equity Shares tendered by any Eligible Shareholder over and above the Buyback Entitlement of such Eligible Shareholder shall be accepted in accordance with Paragraphs 23.8, 23.9, 23.10, 23.11 and 23.12 of the Letter of Offer. Equity Shares tendered by any Eligible Shareholder over and above the number of Equity Shares held by such Eligible Shareholder as on the Record Date shall not be considered for the purpose of acceptance.

8.	I / We agree to receive, at my own risk, the invalid/unaccepted Equity Shares under the Buyback Offer in the demat account from where I / We have tendered the Equity Shares in the Buyback. In case, if for any reason the Equity Shares cannot be credited to the above demat account, I / We agree to receive a single share certificate for the unaccepted Equity Shares in physical form.
9.	I/ We acknowledge that the responsibility to discharge the tax due on any gains arising on the Buyback is on me/us. I/We agree to compute gains on this transaction and immediately pay applicable taxes in India (whether by deduction of tax at source, or otherwise) and file tax return in consultation with our custodians/ authorized dealers/ tax advisors appropriately.
10.	I/ We undertake to indemnify the Company if any tax demand is raised on the Company on account of gains arising to me/ us on buyback of shares. I/We also undertake to provide the Company, the relevant details in respect of the taxability/ non-taxability of the proceeds arising on the Buyback of Equity Shares by the Company, copy of tax return filed in India, evidence of the tax paid, etc.
11.	I / We agree that the excess demat Equity Shares or unaccepted demat Shares, if any, tendered would be returned to the Selling Member by Clearing Corporation in payout.

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ACKNOWLEDGMENT SLIP: INFOSYS LIMITED – BUYBACK OFFER

(To be filled by the Equity Shareholder) (Subject to verification)

DP ID	Client ID
Received from Mr./Ms./Mrs.
Form of Acceptance-cum-Acknowledgement, Original TRS along with:
No. of Equity Shares offered for Buyback (In Figures)	(in words)
Please quote Client ID No. & DP No. for all future correspondence	Stamp of Broker

12.	Applicable for all Non-resident shareholders.
13.	I / We undertake to pay income taxes in India on any income arising on such Buyback and taxable in accordance with prevailing income tax laws in India by the 7th day of the succeeding month in which the Equity Shares are bought back by the Company. I / We also undertake to indemnify the Company against any income tax liability on any income earned on such Buyback of shares by me / us. Details of bank account of the sole or first Shareholder to be incorporated in the consideration warrant (to be mandatorily filled).
14.	I / We undertake to execute any further documents and give any further assurances that may be required or expedient to give effect to my/our tender/offer and agree to abide by any decision that may be taken by the Company to effect the Buyback in accordance with the Companies Act, Buyback Regulations and any other applicable laws.
15.	Non-resident shareholders (including NRIs, OCBs and FPIs ) are requested to enclose a consent letter indicating the details of transfer i.e. number of Equity Shares to be transferred, the name of the investee company whose shares are being transferred i.e. “Infosys Limited” and the price at which the Equity Shares are being transferred i.e. “Price determined in accordance with the Buyback Regulations” duly signed by the shareholder or his/its duly appointed agent and in the latter case, also enclose the power of attorney.
16.	Details of Account with Depository Participant (DP):

Name of the Depository (tick whichever is applicable)	NSDL	CDSL
Name of the Depository Participant
DP ID No.
Client ID No. with the DP

17.	Equity Shareholders Details:

Particulars	First/Sole Holder	Joint Holder 1	Joint Holder 2	Joint Holder 3
Full Name(s) Of the Holder
Signature(s)*
PAN
Address of the Sole/First Equity Shareholder
Telephone No. of Sole/First Equity Shareholder		Email ID of Sole/First Equity Shareholder

*	Corporate must affix rubber stamp and sign under valid authority. The relevant corporate authorization should be enclosed with the application form submitted.

INSTRUCTIONS

This Tender Form has to be read along with the Letter of Offer and is subject to the terms and conditions mentioned in the Letter of Offer and this Tender Form

1.	This Offer will open on [•] and close on [•]
2.	This Tender Form has to be read along with the Letter of Offer and is subject to the terms and conditions mentioned in the Letter of Offer and this Tender Form.
3.	Shareholders who desire to tender their equity shares in the dematerialized form under the Buyback would have to do so through their respective selling member by indicating the details of equity shares they intend to tender under the Buyback Offer.
4.	Shareholders should submit their duly filled Tender Form to the office of Registrar to the Buyback Offer (as mentioned in Paragraph [•] of the Letter of Offer) only post placing the bid via the Seller Member.
5.	The Buyback shall be rejected for demat shareholders in case of receipt of the completed Tender Form and other documents but non-receipt of Equity Shares in the special account of the Clearing Corporation or a non-receipt of valid bid in the exchange bidding system.
6.	The Equity Shares in the Offer shall be rejected if the tenderer is not an Eligible Shareholder of the Company as on the Record date, if there is a name mismatch in the demat account of the Shareholder or if the Eligible Shareholder has made a duplicate bid.
7.	The Shareholders will have to ensure that they keep the DP Account active and unblocked to receive credit in case of return of Equity Shares due to rejection or due to prorated Buyback as may be decided by the Company / Registrar to the Buyback, in accordance with the Buyback Regulations.
8.	Eligible Shareholders to whom the Offer is made are free to tender shares to the extent of their entitlement in whole or in part or in excess of their entitlement, but not exceeding their holding as on Record Date.
9.	All documents sent by Eligible Shareholder will be at their own risk. Eligible Shareholders are advised to adequately safeguard their interests in this regard.
10.	By agreeing to participate in the Buyback the NR and NRI shareholders give the Company the authority to make, sign, execute, deliver, acknowledge and perform all applications to file regulatory reporting, if required, including FC-TRS form, if necessary and undertake to provide assistance to the Company for such regulatory reporting, if required by the Company.
11.	All capitalized terms used herein have the meaning ascribed to such term in the Draft Letter of Offer.

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ALL FUTURE CORRESPONDENCE IN CONNECTION WITH THIS BUYBACK, IF ANY, SHOULD BE ADDRESSED TO REGISTRAR TO THE BUYBACK AT THE FOLLOWING ADDRESS QUOTING YOUR CLIENT ID AND DP ID:

Investor Service Centre: Infosys Limited- Buyback offer

Karvy Computershare Private Limited

Karvy Selenimum, Tower-B, Plot No 31 - 32,

Gachibowli Financial District, Nanakramguda

Hyderabad 500032, India

Tel: +91 40 6716 2222; Fax: +91 40 2343 1551

Email: infosyssharebuyback@karvy.com

Contact Person : M. Murali Krishna

SEBI Registration: INR000000221

Validity Period: Permanent

CIN: U72400TG2003PTC041636

TENDER FORM

(FOR EQUITY SHAREHOLDERS HOLDING EQUITY SHARES IN PHYSICAL FORM)

Bid Number:	BUYBACK OPENS ON	[Day], [Date]
Date:	BUYBACK CLOSES ON	[Day], [Date]
For Registrar / Collection Centre use
	Inward No.	Date	Stamp
Status (please tick appropriate box)
	Individual	FPI	Insurance Co
	Foreign Co	NRI/OCB	FVCI
	Body Corporate	Bank/FI	Pension/PF
	VCF	Partnership/LLP	Others (Specify)
India Tax Residency Status: Please tick appropriate box
	Resident in India	Non-Resident in India	Resident of _____________ (shareholder to fill country of residence)
Route of Investment (For NR Shareholders only)
	Portfolio Investment Scheme	Foreign Investment Scheme

To,

INFOSYS LIMITED,

C/o Karvy Computershare Private Limited

Karvy Selenimum, Tower-B, Plot No 31 - 32,

Gachibowli Financial District, Nanakramguda

Hyderabad 500032, India

Dear Sirs,

Sub: Letter of Offer dated [•] to buy back up to 11,30,43,478 (Eleven Crore Thirty Lakhs Forty Three Thousand Four Hundred and Seventy Eight Only) Equity Shares of Infosys Limited (the “Company”) at a price of ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty Only) Per Equity Share (the “Buyback Offer Price”) payable in cash

1.	I / We (having read and understood the Letter of Offer dated [•] issued by the Company) hereby tender / offer my / our Equity Shares in response to the Buyback on the terms and conditions set out below and in the Letter of Offer.
2.	I / We authorize the Company to buy back the Equity Shares offered (as mentioned above) and to issue instruction(s) to the Registrar to the Buyback to extinguish the Equity Shares.
3.	I / We hereby warrant that the Equity Shares comprised in this Tender Offer are offered for Buyback by me/us free from all liens, equitable interest, charges and encumbrance.
4.	I / We declare that there are no restraints/ injunctions or other covenants of any nature which limits/ restricts in any manner my/ our right to tender Equity Shares for Buyback and that I/ we am/ are legally entitled to tender the Equity Shares for Buyback.
5.	I / We agree that the Company is not obliged to accept any Equity Shares offered for Buyback where loss of share certificates has been notified to the Company.
6.	I / We agree that the Company will pay the Buyback Offer Price only after due verification of the validity of the documents and that the consideration may be paid to the first named Eligible Shareholder as per SEBI notified Stock Exchange mechanism.
7.	I / We agree to return to the Company any Buyback consideration that may be wrongfully received by me / us.
8.	I / We undertake to execute any further documents and give any further assurances that may be required or expedient to give effect to my/our tender/offer and agree to abide by any decision that may be taken by Company to effect the Buyback in accordance with the Companies Act and Buyback Regulations.
9.	I / We authorize the Company to split the Share Certificate and issue new consolidated Share Certificate for the unaccepted Equity shares in case the Equity Shares accepted by the Company are less than the Equity Shares tendered in the Buyback.
10.	I/ We acknowledge that the responsibility to discharge the tax due on any gains arising on the Buyback is on me/us. I/We agree to compute gains on this transaction and immediately pay applicable taxes in India (whether by deduction of tax at source, or otherwise) and file tax return in consultation with our custodians/ authorized dealers/ tax advisors appropriately.
11.	I/ We undertake to indemnify the Company if any tax demand is raised on the Company on account of gains arising to me/ us on buyback of shares. I/We also undertake to provide the Company, the relevant details in respect of the taxability/ non-taxability of the proceeds arising on the Buyback of Equity Shares by the Company, copy of tax return filed in India, evidence of the tax paid, etc.
12.	I / We undertake to execute such further documents and give such further assurances that may be required for expedient to give effect to my/our tender/ offer and agree to abide by any decision that may be taken by the company to effect the Buyback in accordance with the Companies Act, 2013, Buyback regulations and any other applicable laws.
13.	Details of Equity Shares held and tendered / offered for Buyback:

Particulars	In Figures	In Words
Number of Equity Shares held as on Record Date ([•], 2017)
Number of Equity Shares Entitled for Buyback (Buyback Entitlement)
Number of Equity Shares offered for Buyback (including Additional Shares, if any)
• Number of Equity Shares held for a period of more than 12 months
• Number of Equity Shares held for a period less than or equal to 12 months

Note: An Eligible Shareholder may tender Equity Shares over and above his / her Buyback Entitlement. Number of Equity Shares validly tendered by any Eligible Shareholder up to the Buyback Entitlement of such Eligible Shareholder shall be accepted to the fullest extent. The Equity Shares tendered by any Eligible Shareholder over and above the Buyback Entitlement of such Eligible Shareholder shall be accepted in accordance with Paragraphs 23.8, 23.9, 23.10, 23.11 and 23.12 of the Letter of Offer. Equity Shares tendered by any Eligible Shareholder over and above the number of Equity Shares held by such Eligible Shareholder as on the Record Date shall not be considered for the purpose of acceptance.

14.	Non-resident shareholders (including NRIs, OCBs and FPIs) are requested to enclose a consent letter indicating the details of transfer i.e. number of Equity Shares to be transferred, the name of the investee company whose shares are being transferred i.e. “Infosys Limited” and the price at which the Equity Shares are being transferred i.e. “Price determined in accordance with the Buyback Regulations” duly signed by the shareholder or his/its duly appointed agent and in the latter case, also enclose the power of attorney.

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ACKNOWLEDGMENT SLIP: INFOSYS LIMITED – BUYBACK OFFER

(To be filled by the Equity Shareholder) (Subject to verification)

Folio No.
Received from Mr./Ms./Mrs.
Form of Acceptance-cum-Acknowledgement, Original TRS along with:
No. of Equity Shares offered for Buyback (In Figures)	(In Words)
Please quote Folio No. for all future correspondence	Stamp of Broker / Registrar

15. Details of Equity Share Certificate(s) enclosed: Total No. of Share Certificates Submitted:

Sr. No.	Folio No.	Share Certificate No.	Distinctive No(s)		No. of Shares
			From	To
1
2
3
4
Total

In case the number of folios and share certificates enclosed exceed 4 nos., Please attach a separate sheet giving details in the same format as above

16.	Details of the bank account of the sole or first Eligible Shareholder to be incorporated in the consideration warrant (to be mandatorily filled):

Name of the Bank	Branch and City	IFSC and MICR Code	Account Number (indicate type of account)

17.	Details of other Documents (Please ✓ as appropriate, if applicable) enclosed:

Power of Attorney	Previous RBI approvals for acquiring the Equity Shares of [•] Limited hereby tendered in the Offer
Death Certificate	Succession Certificate
Self-attested copy of PAN	Corporate Authorisations
TRS	Others (please specify)

18.	Applicable for all Non-resident shareholders

I / We undertake to pay income taxes in India on any income arising on such Buyback and taxable in accordance with prevailing income tax laws in India by the 7th day of the succeeding month in which the Shares are bought back by the Company. I/We also undertake to indemnify the Company against any income tax liability on any income earned on such Buyback of shares by me/us.

19.	Equity Shareholders Details:

Particulars	First/Sole Holder	Joint Holder 1	Joint Holder 2	Joint Holder 3
Full Name(s) Of the Holder
Signature(s)*
PAN
Address of the Sole/First Equity Shareholder
Telephone No. of Sole/First Equity Shareholder		Email ID of Sole/First Equity Shareholder

*	Corporate must affix rubber stamp and sign under valid authority. The relevant corporate authorization should be enclosed with the application form submitted.

Instructions:

This Tender Form has to be read along with the Letter of Offer and is subject to the terms and conditions mentioned in the Letter of Offer and this Tender Form

1.	This Offer will open on [Day], [Date] and close on [Day], [Date]
2.	This Tender Form has to be read along with the Letter of Offer and is subject to the terms and conditions mentioned in the Letter of Offer and this Tender Form.
3.	Eligible Shareholders who wish to tender their Equity Shares in response to this Buyback Offer should submit the following documents to their Selling Member (Seller Broker), who in turn would deliver the said documents along with the Transaction Registration Slip (TRS) to the RTA; the documents should be sent to the RTA only after the placement of a valid bid; non-submission of the below mentioned documents directly to the RTA shall result in the rejection of the tendered Equity Shares
i.	The Tender Form duly signed (by all Equity Shareholders in case shares are in joint names) in the same order in which they hold the shares.
ii.	Original share certificates
iii.	Valid share transfer form(s) (SH-4) duly filled and signed by the transferors (i.e. by all registered Shareholders in same order and as per the specimen signatures registered with the Company/RTA) and duly witnessed at the appropriate place authorizing the transfer in favor of the Company
iv.	Self-attested copy of the Shareholder’s PAN Card
v.	Any other relevant documents such as (but not limited to):
•	Duly attested Power of Attorney if any person other than the Equity Shareholder has signed the relevant Tender Form
•	Notarized copy of death certificate and succession certificate or probated/ will, as applicable, if the original Shareholder has deceased
•	Necessary corporate authorisations, such as board resolutions etc., in case of companies
vi.	In addition to the above, if the address of the Shareholder has undergone a change from the address registered in the Register of Members of the Company, the Shareholder would be required to submit a self-attested copy of address proof consisting of any one of the following documents: valid Aadhar Card, Voter Identity Card or Passport.
4.	Eligible Shareholders to whom the Buyback Offer is made are free to tender Equity Shares to the extent of their entitlement in whole or in part or in excess of their entitlement, but not exceeding the number of Equity Shares held by them as on Record Date.
5.	All documents / remittances sent by or to Eligible Shareholders will be at their own risk and the Eligible Shareholders are advised to adequately safeguard their interests in this regard.
6.	For procedure followed by Eligible Shareholders for tendering shares in the buyback offer, please refer to Paragraph [•] of the Letter of Offer.
7.	All documents as mentioned above shall be enclosed with the valid Tender Form otherwise the shares will be liable for rejection. The shares shall be liable for rejection on the following grounds amongst others:
a)	If any other Company share certificates are enclosed with the Tender Form instead of the share certificate of the Company
b)	Non-submission of notarized copy of death certificate and succession certificate / probated will, as applicable in case any Eligible Shareholder has deceased.
c)	If the Eligible Shareholder(s) bid the shares but the Registrar does not receive the share certificate;
d)	In case the signature in the Tender Form and Form SH-4 doesn’t match as per the specimen signature recorded with Company / Registrar.
e)	If necessary corporate authorizations under official stamp are not accompanied with the Tender Form
8.	By agreeing to participate in the Buyback the NR and NRI shareholders give the Company the authority to make, sign, execute, deliver, acknowledge and perform all applications to file regulatory reporting, if required, including FC-TRS form, if necessary and undertake to provide assistance to the Company for such regulatory reporting, if required by the Company.
9.	All capitalized terms used herein have the meaning ascribed to such term in the Draft Letter of Offer.

The Equity Shares tendered in the Buyback shall be rejected for the following reasons in addition to the point number 8 mentioned above (i) if the Shareholder is not a Eligible Shareholder of the Company on the Record Date; (ii) if there is a name mismatch in the share certificate of the Shareholder; or (iii) if the Eligible Shareholder has made a duplicate bid. (iv) if the documents mentioned in the Tender Form for Eligible Shareholders holding Equity Shares in physical form are not received by the Registrar on or before [•] by 5 PM

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ALL FUTURE CORRESPONDENCE IN CONNECTION WITH THIS BUYBACK, IF ANY, SHOULD BE ADDRESSED TO REGISTRAR TO THE BUYBACK AT THE FOLLOWING ADDRESS QUOTING YOUR FOLIO NO.:

Investor Service Centre: Infosys Limited- Buyback offer

Karvy Computershare Private Limited

Karvy Selenimum, Tower-B, Plot No 31 - 32,

Gachibowli Financial District, Nanakramguda

Hyderabad 500032, India

Tel: +91 40 6716 2222; Fax: +91 40 2343 1551

Email: infosyssharebuyback@karvy.com

Contact Person : M. Murali Krishna

SEBI Registration: INR000000221

Validity Period: Permanent

CIN: U72400TG2003PTC041636

Form No. SH-4 - Securities Transfer Form

Pursuant to Section 56 of the Companies Act, 2013 and sub-rule (1) of Rule 11 of the Companies

(Share Capital and Debentures) Rules 2014

Date of execution: / /

FOR THE CONSIDERATION stated below the “Transferor(s)” named do hereby transfer to the “Transferee(s)” named the securities specified below subject to the conditions on which the said securities are now held by the Transferor(s) and the

Transferee(s) do hereby agree to accept and hold the said securities subject to the conditions aforesaid.

CIN:	L	8	5	1	1	0	K	A	1	9	8	1	P	L	C	0	1	3	1	1	5

Name of the company (in full):	Infosys Limited

Name of the Stock Exchange where the company is listed, (if any):	BSE and NSE

DESCRIPTION OF SECURITIES

Kind/Class of securities (1)	Nominal value of each unit of security (2)	Amount called up Per unit of security (3)	Amount paid up per unit of security (4)
Equity Share	₹ 5/-	₹ 5/-	₹ 5/-

No. of Securities being Transferred		Consideration received (₹)
In Figures	In words	In words	In Figures

Distinctive Number	From
To
Corresponding Certificate Nos.

Transferor’s Particulars

Registered Folio Number

Name(s) in Full	Signature(s)
1.
2.
3.

I hereby confirm that the transferor has signed before me.

Signature of the Witness	:

Name of the Witness	:

Address of the Witness	:

Pin Code

Transferee’s Particulars

Name in full (1)	Father’s/Mother’s /Spouse Name (2)	Address & E-mail id (3)

1.	1.

2.	2.

3.	3.

Pin Code

Email Id:

	Occupation (4)	Existing Folio No., if any (5)		Signature (6)

1.			1.
2.			2.
3.			3.

	Folio No. of Transferee		Specimen Signature of Transferee(s)

1.
2.
	Value of stamp ₹ affixed:	3.
STAMPS
Enclosures:
1.	Certificate of shares or debentures or other securities
2.	If no certificate is issued, Letter of allotment
3.	Copy of PAN Card of all the Transferees (For all listed Cos.)
4.	Others, Specify,

For Office Use Only

Checked by

Signature Tallied by

Entered in the Register of Transfer on

vide Transfer no

Approval Date

Power of attorney / Probate / Death Certificate / Letter of Administration

Registered at on

No